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As filed with the Securities and Exchange Commission on May 13, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

METASTORM INC.
(Exact name of Registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	52-1994722 (I.R.S. Employer Identification Number)

500 East Pratt Street, Suite 1250
Baltimore, Maryland 21202
Telephone: (443) 874-1300
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Robert J. Farrell
Chairman, Chief Executive Officer and President
Metastorm Inc.
500 East Pratt Street, Suite 1250
Baltimore, Maryland 21202
Telephone: (443) 874-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kevin T. Collins, Esq. Jeffrey S. Marcus, Esq. Jon E. Gavenman, Esq. Heller Ehrman LLP 7 Times Square New York, New York 10036 Telephone: (212) 832-8300 Facsimile: (212) 763-7600
Swata J. Gandhi, Esq.
General Counsel, Vice President,
Secretary and Assistant Treasurer
Metastorm Inc.
500 East Pratt Street, Suite 1250
Baltimore, Maryland 21202
Telephone: (443) 874-1300
	Facsimile: (443) 874-1337	Philip P. Rossetti, Esq. Tod K. Reichert, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Telephone: (617) 526-6000 Facsimile: (617) 526-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $0.01 per share	$86,250,000	$3,390

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 13, 2008

                  Shares

Common Stock
$            per share

This is an initial public offering of our common stock. We are offering                                    shares.

We expect that the price to the public in the offering will be between $              and $              per share. The market price of the shares after the offering may be higher or lower than the offering price.

We have applied to include our common stock on the NASDAQ Global Market under the symbol "MSTM."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

	Per Share	Total
Price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Metastorm Inc.	$	$

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of                        additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Jefferies & Company	Oppenheimer & Co.
Needham & Company, LLC
JMP Securities
Craig-Hallum Capital Group

The date of this prospectus is                                    , 2008

Metastorm Enterprise™

Enterprise Architecture Software

Business Process Analysis Software

Business Process Management Software

Metastorm ProVision®

Metastorm ProVision BPA

Metastorm BPM®

www.metastorm.com

[Cone shaped diagram with overlay of three circles with titles of the Metastorm Enterprise software offerings of Enterprise Architecture, Business Process Analysis and Business Process Management.]

Table of Contents

Prospectus Summary	1
Risk Factors	7
Forward-Looking Statements	30
Use of Proceeds	32
Dividend Policy	32
Capitalization	33
Dilution	35
Selected Consolidated Financial Data	37
Pro Forma Consolidated Statement of Operations Data	40
Management's Discussion and Analysis of Financial Condition and Results of Operations	42
Business	62
Management	76
Executive Compensation	85
Transactions with Related Persons	110
Principal Stockholders	112
Description of Capital Stock	115
Shares Eligible for Future Sale	122
Certain Material U.S. Federal Income Tax Considerations to Non-U.S. Holders	125
Underwriting	129
Legal Matters	135
Experts	135
Where You Can Find More Information	136
Index to Consolidated Financial Statements	F-1

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Unless the context requires otherwise, references in this prospectus to "Metastorm," "we," "us" and "our" refer to Metastorm Inc. and its subsidiaries.

Metastorm Inc.

Overview

We are a leading global provider of enterprise architecture modeling, business process analysis and business process management software, which we call Metastorm Enterprise™. Our comprehensive software offering enables our customers to understand, analyze, automate and continually improve their business processes. We believe that we are the only software provider to bring these critical and related functions together in a unified product offering. As of December 31, 2007, we had approximately 1,150 customers in 37 countries, including 39 of the Fortune 100 companies, across a wide range of industries such as business services, financial services, government, healthcare, manufacturing and retail.

Metastorm Enterprise is used throughout organizations by information technology professionals, business architects, process designers, business managers and senior executives. Our customers use our software to automate, manage and continually improve high-value, complex, human-intensive business processes, such as new customer acquisition, customer service, claims management, regulatory compliance, risk management and product design. These processes may span multiple departments, systems and data sources.

In the fiscal year ended December 31, 2007, we generated approximately $59.7 million in total revenues, with 70% of revenues generated in North America and 30% generated in other countries. We increased our revenues from approximately $42.1 million in 2006, representing a growth rate of 42% and from approximately $25.3 million in 2005, representing a two year compound annual growth rate of 54%.

Market Opportunity

Organizations are increasingly seeking to license software that will help them improve their strategic business processes and enable them to operate and compete more effectively in a complex, global market. Historically, organizations have installed a wide range of software applications designed to improve the effectiveness of a particular business function. These targeted software applications have provided organizations with specific operational benefits but generally not the capability to help organizations manage and understand the rapidly changing, complex, cross-functional dynamics of their business processes.

In order to have a more complete view of their end-to-end business processes, promote process improvement and further benefit from previous technology investments, some organizations have purchased business process management, or BPM, software. However, BPM software alone generally focuses on the automation, management and control of business processes and does not address all of the activities needed to improve processes. By itself, BPM software may not allow an organization to fully understand a given process and how it relates to the strategy, people, systems and data that the process impacts across an organization.

Despite the shortcomings of many existing BPM solutions, the market for BPM software is large and growing. In its "Magic Quadrant for Business Process Management Suites, 2007"(1) report, Gartner, Inc., a market research firm, stated, "Gartner expects that the BPMS [market] will reach $5.1 billion in total software revenues by 2011. Gartner estimates that the BPMS [market] will have a compound annual growth rate of more than 24% from 2006 to 2011."(2) The Business Process Management Suite market referenced by Gartner encompasses software that enables organizations to automate, manage and control business processes and emphasizes business user involvement in the entire process improvement lifecycle, from design through implementation, deployment, monitoring and ongoing optimization.

In order to improve operating results and enhance strategic decision making, we believe organizations are increasingly seeking software solutions that are complementary to BPM, such as enterprise architecture, or EA, and business process analysis, or BPA, that extend the benefits of BPM software and provide end-to-end process visibility. Without comprehensive software that incorporates EA, BPA and BPM functionalities, organizations often encounter challenges such as:

•
lack of process visibility and understanding, which makes it difficult to make informed strategic decisions;

•
ineffective process analysis, which can result in changes to business processes that negatively impact other business areas and deliver suboptimal results; and

•
an inability to execute process changes, which can result in an inability to implement process improvements.

Advantages of Metastorm Enterprise

The key strengths of our offerings include:

•
Comprehensive software.  We believe our software, which combines sophisticated EA, BPA and BPM capabilities, offers our customers a broad spectrum of process improvement functionality.

•
Deep domain expertise.  We have over ten years of experience in the EA, BPA and BPM markets and have developed extensive knowledge of business process best practices and designs by working with customers across a variety of industries.

•
Ongoing process improvement.  Metastorm Enterprise enables our customers to understand, analyze, automate and improve their business processes by connecting process results to strategic analysis, enabling regular ongoing improvement.

•
Ease of deployment and implementation.  Using our software, business users throughout an organization can design and deploy improved processes quickly and make ongoing improvements with limited disruption.

(1)
Gartner, Inc., "Magic Quadrant for Business Process Management Suites, 2007," Janelle B. Hill, Michele Cantara, Eric Deitert and Marc Kerremans, December 14, 2007.

(2)
The Gartner Report described herein (the "Gartner Report") represents data, research opinion or viewpoints published, as part of a syndicated subscription service available only to clients, by Gartner, Inc., a corporation organized under the laws of the State of Delaware, USA, and its subsidiaries ("Gartner"), and are not representations of fact. The Gartner Report does not constitute a specific guide to action and the reader of this prospectus assumes sole responsibility for his or her selection of, or reliance on, the Gartner Report, or any excerpts thereof, in making any decision, including any investment decision. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice. Gartner is not responsible, nor shall it have any liability, to Metastorm or to any reader of this prospectus for errors, omissions or inadequacies in, or for any interpretations of, or for any calculations based upon data contained in, the Gartner Report or any excerpts thereof.

•
Return on investment.  Many of our customers have indicated to us that, by providing process understanding, analysis and execution capabilities, our software has delivered to them a rapid return on investment.

•
Scalability and flexibility.  Our software is designed to support complex, multi-step processes and can scale from divisional use by a few hundred users to organization-wide deployments with thousands of users across numerous geographies and a variety of technical environments.

Our Strategy

Our objective is to be the leading global provider of EA, BPA and BPM software. Our key strategic initiatives include:

•
Maintaining our technology and product leadership position.  We believe that the breadth and capabilities of our solutions are unique, and intend to build upon our leadership position by increasing the functionality of our current software products, further integrating our product offerings and developing additional industry reference models and process templates.

•
Acquiring new customers and increasing sales to our existing customers.  We will continue to invest in sales and marketing in an effort to increase sales to new and existing customers. We believe we will continue to receive favorable references from many of our customers to assist in our sales to new and existing customers.

•
Enhancing third-party sales relationships.  We have developed close relationships with a range of resellers and system integrators and intend to further invest in these relationships in order to expand referrals and direct sales both in the United States and internationally.

•
Selectively pursuing acquisitions.  We intend to continue to selectively pursue acquisitions of businesses, technologies and products that complement our existing operations in an effort to accelerate our growth, enhance the capabilities of our existing products and broaden our product and service offerings.

•
Continuing to expand our international presence.  We intend to continue our international expansion by increasing our international direct sales force and establishing additional third-party sales relationships.

Corporate Information

We were incorporated in Maryland in September 1996. Our principal executive offices are located at 500 East Pratt Street, Suite 1250, Baltimore, Maryland 21202, and our telephone number is (443) 874-1300. Our website address is www.metastorm.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

"Metastorm," "Metastorm BPM," "ProVision," "Commercequest," "ProVision Knowledge Exchange," "Process Pod," "ProForma," "Enterprise Process Advantage" and the Metastorm logo including the "Metastorm" name are our registered trademarks in the United States and several other countries. Our unregistered trademarks and service marks include "Metastorm Enterprise," "Metastorm DNA," "Metastorm ProVision EA," "Metastorm ProVision," "Metastorm Discovery" and "Metastorm Integration Manager."

This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties' trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us, by these other parties.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after the offering	shares
Use of proceeds
We expect to use the net proceeds from this offering to fund (i) expansion of our sales and marketing capabilities, (ii) expansion of our research and development capabilities, (iii) capital expenditures, (iv) general corporate purposes and working capital and (v) possible acquisitions. See "Use of Proceeds" for more information.
Proposed NASDAQ Global Market symbol	MSTM

The number of shares of common stock to be outstanding after this offering is based on 74,863,053 shares outstanding as of December 31, 2007 and assumes the conversion of all outstanding shares of our preferred stock into an equal number of shares of our common stock upon completion of this offering. This number excludes:

•
45,825 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of $64.12 per share under our 1999 Equity Incentive Plan, which we refer to as our 1999 Plan;

•
8,212,500 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of $0.35 per share under our Amended and Restated 2004 Omnibus Stock Plan, which we refer to as our 2004 Plan;

•
53,434 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2007 at a weighted average exercise price of $4.51 per share;

•
1,443,780 shares of common stock issuable pursuant to restricted stock units upon the earlier of (i) September 1, 2009 or (ii) the date of a change in control; and

•
shares of our common stock reserved for future issuance under our 2008 Equity Incentive Plan, which will become effective upon completion of this offering (including 4,529,607 shares of common stock reserved for future grant or issuance under our 2004 Plan, which shares will be added to the shares to be reserved under our 2008 Equity Incentive Plan upon the effectiveness of the 2008 Equity Incentive Plan).

Unless otherwise indicated, all information in this prospectus assumes:

•
a 1-for-100 reverse stock split of our outstanding capital stock, which was effected on September 15, 2004;

•
a 1-for-            reverse stock split of our outstanding capital stock, which will be effected immediately prior to completion of this offering;

•
the conversion of all outstanding options and warrants for Series AA preferred stock into options and warrants for common stock;

•
no exercise of the underwriters' over-allotment option; and

•
the filing of our charter and adoption of our bylaws, each of which will occur immediately prior to the completion of this offering.

Summary Consolidated Financial Information

You should read the summary consolidated financial information set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 as well as the consolidated balance sheet data as of December 31, 2007 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2003 and 2004 are derived from our audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future periods. The summary consolidated financial information for the year ended December 31, 2007 reflects five months of combined operations following our merger with Proforma Corporation on July 31, 2007.

	Year Ended December 31,
	2003	2004	2005	2006	2007
			Restated	Restated
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Software licenses	$12,966	$10,225	$12,746	$17,772	$25,772
Maintenance and support	4,093	5,443	7,715	12,861	17,092
Professional services	2,949	2,884	4,854	11,421	16,848

Total revenues	20,008	18,552	25,315	42,054	59,712
Cost of revenues:
Software licenses	468	897	1,257	1,526	2,129
Maintenance and support(1)	444	519	788	960	1,476
Professional services(1)	2,623	2,234	3,596	9,506	12,939

Total cost of revenues	3,535	3,650	5,641	11,992	16,544

Gross profit	16,473	14,902	19,674	30,062	43,168
Operating expenses:
Research and development(1)	1,265	2,008	2,141	4,474	6,549
Sales and marketing(1)	11,494	13,139	11,434	16,018	24,598
General and administrative(1)	4,397	6,962	5,416	7,195	8,000
Depreciation	286	240	379	523	764
Write-down of capitalized software costs to net realizable value	–	–	678	–	–
Amortization of intangible assets	–	–	425	1,700	3,778
Business restructuring charges	–	729	950	–	–

Total operating expenses	17,442	23,078	21,423	29,910	43,689

(Loss) income from operations	(969)	(8,176)	(1,749)	152	(521)
Interest and other (expense) income, net	(4,645)	(7,555)	(213)	(422)	(830)

(Loss) income before income taxes	(5,613)	(15,729)	(1,962)	(270)	(1,351)
Income tax expense (benefit)	15	29	98	390	(1,937)

Net (loss) income	$(5,629)	$(15,760)	$(2,060)	$(660)	$586

(1)
Amounts include stock-based compensation expense, as follows:
	Year Ended December 31,
	2003	2004	2005	2006	2007
			(in thousands)	Restated
Maintenance and support cost of revenues	$–	$–	$–	$3	$3
Professional services cost of revenues	–	–	–	8	13
Research and development	–	–	–	12	19
Sales and marketing	–	281	125	154	110
General and administrative	–	844	375	333	91

	$—	$1,125	$500	$510	$236

The following table summarizes our consolidated balance sheet data as of December 31, 2007:

•
on an actual basis;

•
on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into 74,834,928 shares of common stock upon the completion of this offering; and

•
on a pro forma as adjusted basis to reflect the pro forma adjustment above, as well as the receipt by us of estimated net proceeds of $        from the sale of             shares of common stock offered by us at an assumed initial public offering price of $        per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

	As of December 31, 2007
	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,041	$9,041
Total assets	94,279	94,279
Long-term debt	74	74
Total liabilities	27,202	27,202
Total convertible preferred stock	116,783	–
Total stockholders' (deficit) equity	(49,705)	67,078

Risk Factors

An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our common stock to decline substantially, which could cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information in this prospectus, including the financial statements and related notes.

Risks Related to Our Business and Industry

Our quarterly operating results could fluctuate and be unpredictable for many reasons and, if we fail to meet the expectations of securities analysts or investors, our stock price and the value of your investment could decline quickly and substantially.

Our quarterly operating results have fluctuated significantly from period to period in the past and we expect that they will continue to fluctuate unpredictably in the future because of a large number of factors, many of which are outside of our control, including:

•
our ability to sell additional software licenses to existing customers, attract new customers and satisfy our customers' requirements;

•
our ability to create new third-party sales relationships and increase the productivity of our current third-party sales relationships;

•
the renewal rate of our maintenance and support agreements;

•
the budgeting cycles, internal approval requirements and funding available to our customers for the purchase of EA, BPA and BPM software licenses;

•
the timing of orders received;

•
the seasonality of our business, which has historically been strongest in the third and fourth quarters, but may fluctuate seasonally in different ways in the future;

•
the mix of sales of software licenses and professional services, which have differing gross margins;

•
application of revenue recognition standards and interpretations;

•
changes in pricing policies by us or our competitors;

•
our ability to expand our business;

•
the effectiveness of our personnel;

•
the announcement or introduction of new software or other products by us or our competitors, and the levels of anticipation and market acceptance of the new software or other products;

•
the timing and cost of developing and releasing new software or enhancements;

•
technical difficulties, defects or errors in our software and interruptions or delays in its availability, and the resulting negative publicity;

•
general economic conditions in the United States, the United Kingdom and our other foreign markets;

•
the timing of additional investments in our business and software;

•
the acquisition and integration costs associated with future acquisitions of technologies and businesses;

•
extraordinary expenses, such as litigation or other dispute-related settlement payments; and

•
foreign currency fluctuations.

In particular, the software license procurement practices of many of our customers have had and are expected to continue to have a measurable influence on the historical variability of our operating performance from period to period. Our prospective customers usually exercise great care and invest substantial time in their software license purchasing decisions, especially when considering organization-wide deployment or other large purchases. These practices have resulted in long sales cycles, with unpredictable timing and outcomes. Many of our customers have historically finalized purchase decisions in the last weeks or days of a quarter and we expect this practice to continue in the future. Therefore, an unexpected delay in even one large order, beyond the end of a particular quarter can substantially diminish our anticipated revenues for that quarter. In addition, many of our expenses must be incurred before we generate revenues. As a result, the negative impact on our results of operations would increase if our revenues fail to meet expectations in any period.

This variability and unpredictability could result in our failing to meet or exceed the revenues or operating results expectations of securities industry research analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could quickly and substantially fall and we could face costly securities class action law suits. Therefore, you should not rely on our operating results in any quarter as being indicative of our operating results for any future period, nor should you rely on other estimates, expectations, predictions or projections of our future revenues or other aspects of our results of operations from any sources.

If our existing customers do not make additional purchases from us, our revenues and profit margins could decline.

Existing customers who purchased additional software licenses from us accounted for approximately 65% of our revenues from software licenses in 2007. Part of our growth strategy is to sell additional software licenses to our existing customers, but we may not be effective in doing so. As a result, a customer that generates substantial revenues for us in one period may not be a future source of revenues. Our total revenues and profit margins could decline if our existing customers do not continue to purchase additional software licenses from us.

If we are unable to attract new customers, our revenues may not continue to grow and could decline.

In 2007, approximately 35% of our revenues from software licenses came from customers who had not purchased software licenses from us in prior years. We must continue to attract a large number of new customers on a cost-effective basis in order to increase our revenues. Many potential customers have not previously used software to understand, analyze, automate and continuously improve business processes and, therefore, may be reluctant to buy software licenses from us. We will have to convince new customers that the benefits of implementing EA, BPA or BPM software are worth the cost and that our software is better for their needs than competing software products. We engage in extensive lead generation programs to attract large and mid-size organizations as new customers. If we are not successful in attracting a significant number of new customers, our revenues may not grow and could decline.

Our sales cycles can be long and unpredictable, and delays or failures to complete sales may cause our revenues and operating income to fluctuate and decline and our stock price to decline.

Our sales cycles typically are long and unpredictable and our sales efforts often require considerable time and expense. Our sales efforts involve educating our customers about the uses and benefits of our

EA, BPA and BPM software, including its technical capabilities and potential cost savings. Many customers undertake a significant evaluation process before making a purchase, including proof-of-concept studies, which usually takes two to six months, but could be longer. The sales cycles are especially long and uncertain for customers who make large purchases to cover organization-wide deployment of our software. The length of a customer's sales cycle depends on a number of factors, many of which we are not be able to control. These factors include the customer's software and technical requirements, the extent of deployment across an organization, internal review and approval requirements and the level of competition we face for that customer's business. We spend substantial time and resources in our sales efforts without any assurance that our efforts will produce any sales. In addition, software license purchases are frequently subject to budget constraints, multiple required approvals, and unplanned administrative, processing and other delays. Our long and unpredictable sales cycles may cause our revenues and operating results to fluctuate significantly and could cause us to miss the revenue expectations of securities industry research analysts or investors in any quarter, which would cause our stock price to decline rapidly and substantially.

Our expected growth could strain our personnel resources and infrastructure and, if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

We are currently experiencing a period of rapid growth in our operations including in the number of people we employ, which has placed, and will continue to place, to the extent that we continue to grow, a significant strain on our management and our administrative, operational and financial reporting resources and infrastructure. The number of our employees increased from 157 at the end of 2006 to 295 at the end of 2007. Part of that increase was the addition of a large number of direct sales people in 2007, who typically do not begin to generate meaningful revenues for us until they have been with us for approximately one year. If our management cannot manage this growth effectively, we will be unable to execute our business plan and pursue our growth strategy. To do so, we must continue to cost-efficiently hire, train, motivate and manage new employees as needed, especially in the areas of sales, technology, professional services, finance and marketing. Competition for employees in high technology industries is intense, and we may not be able to attract and retain all of the highly skilled employees we need to support and grow our business. If our new hires perform poorly, or if we are unsuccessful in hiring, training, motivating, managing and integrating these new employees, or if we are not able to pay competitive compensation and retain our existing employees, our business may be harmed. To manage the expected growth, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems. The addition of new employees that we anticipate will be necessary to manage our growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term.

If we cannot attract and retain sufficient government agency customers, our revenues could decline.

Government agencies accounted for approximately 26% of our revenues from software licenses in 2007. U.S. Federal government agencies, which are considered to be a single customer for accounting purposes, accounted for 13%, 18% and 11% of our total revenues in 2005, 2006 and 2007, respectively. The loss of government agency customers, particularly U.S. Federal government agencies, or reductions in their software license purchases, could result in a decline in our revenues. Attracting and retaining government agency customers subjects us to a number of significant risks that we typically do not face with our private sector customers. These risks include the expense and time involved in participating in the unpredictable and competitive government procurement process, government budgetary constraints and cycles, governmental audits of our performance, pricing and compliance with applicable rules and regulations, the contractual or other legal rights that government agency customers often demand, including the right to terminate contracts for convenience or due to a default, and our obligation to indemnify these parties in full for claims by third-parties of intellectual property infringement. In addition, we rely on an unaffiliated third party for its U.S. Government Services Administration, or GSA, schedule, which permits our EA and BPA software licenses to be purchased by U.S. Federal government agencies. If the holder of the GSA schedule terminates its contract with us or if the GSA terminates that third party's GSA schedule, we would not be able to sell EA and BPA software licenses and professional services to U.S. Federal government agencies unless and until we were able to add those products and services to our GSA schedule or able to contract with another third party to add those products and services to their GSA schedule.

These risks could result in our losing government agency customers or reducing the revenues we receive from them. In addition to these risks, we are heavily dependent on third-party sales relationships to generate sales to government agencies. Therefore, we have an additional level of risk because, if these third parties do not devote sufficient time and effort to marketing and selling our software licenses to government agencies, our revenues would suffer.

We expect to make acquisitions, which could disrupt our business, dilute stockholder value, be non-accretive to earnings and cause our stock price to decline.

Although we do not currently have any acquisitions pending or planned, we have previously made acquisitions of other businesses, technologies or products and we expect to continue to seek, evaluate and pursue acquisition opportunities in the future, as one of our key strategic initiatives. For example, we recently made acquisitions that provided us with Metastorm ProVision, Metastorm ProVision BPA and Metastorm Discovery software. Any efforts to expand beyond our current offerings or to introduce new software may not result in significant revenue growth, may divert management resources from our existing operations and would require us to commit significant time and financial resources to acquire, develop, promote, market and sell an unfamiliar and possibly unproven product, which could harm our financial position and performance. Acquisitions involve numerous risks, including:

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an inability to locate a suitable business, technology or product that can be acquired on acceptable terms;

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difficulties in conducting thorough due diligence on acquisition candidates;

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difficulties in obtaining sufficient financing on acceptable terms;

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difficulties in integrating personnel and operations from the acquired business, technology or product with our existing personnel, technologies and product offerings, and in retaining and motivating key personnel from the acquired business;

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disruptions in our ongoing operations;

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uncertain market acceptance of acquired products;

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increases in our expenses that adversely impact our operating results;

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potential write-offs of acquired assets and increased amortization expense related to identifiable assets acquired;

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the assumption of unknown or contingent liabilities;

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uncertain future obligations pursuant to earn-out provisions;

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sufficiency of escrowed consideration to reimburse us for losses;

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claims that technology or products acquired infringe the intellectual property rights of others;

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possible costly and time-consuming litigation by stockholders of the target company or other persons; and

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potentially dilutive issuances of equity securities or the incurrence of debt, which could restrict our operations.

If we do complete an acquisition, it may not ultimately strengthen our competitive position or achieve our goals, it may not be accretive to our earnings per share, if any, and it may be viewed negatively by our customers, stockholders, technology industry or securities industry research analysts and commentators, or the financial markets generally, any of which could cause our stock price to decline as early as when we announce the potential acquisition.

If we cannot maintain and expand our third-party sales relationships, we may not be able to expand our customer base.

We currently have a large network of resellers, who sell our software licenses to end-user customers, and system integrators who promote our software and refer customers to us. We rely on third parties to provide sales assistance, services or direct sales to customers, particularly in situations where we seek to enter new geographic or industry markets. A significant portion of our sales involve these third parties. If we are unable to maintain our existing relationships and establish new relationships with these third parties or if these third parties do not devote sufficient time and effort to selling and promoting our software licenses, we could lose potential customers and revenue opportunities and could experience increased costs and delays in seeking to replace these third parties. A decline in the number of customers generated through these third-party relationships could reduce significantly the size of our customer base and revenues.

If a substantial percentage of our customers do not continue to renew maintenance and support contracts with us, our revenues and profit margins could decline.

Revenues from maintenance and support contracts have represented approximately 30% of our total revenues in each of the past three years. We depend on our existing customer base for future revenues from annual maintenance and support fees. Our maintenance and support contracts typically have a duration of one year. Historically, the vast majority of our customers have renewed their maintenance and support contracts annually. We may not achieve such renewal rates in future years. If our customers choose not to continue their maintenance and support contracts with us, our revenues and profit margins may decline.

We have had net losses nearly every year since our inception, we expect operating expenses to increase in the foreseeable future and we may not attain or maintain profitability.

Our accumulated deficit from inception through December 31, 2007 was approximately $69.4 million. Although our revenues have generally been increasing year over year and we recorded a small amount of net income in 2007, prior to the reversal of a deferred tax asset valuation allowance recorded by one of our U.K. subsidiaries, you should not assume that we will achieve and maintain profitability in the near future or at any other time. We may never achieve sustained profitability and, even if we do, we may not be able to increase our level of profitability. We expect that our operating expenses will continue to increase in the foreseeable future as we seek to expand our customer base, increase our sales and marketing efforts, make acquisitions and incur significant new costs associated with being a public company. These efforts may be more costly than we expect and we may not be able to increase our revenues enough to offset our higher operating expenses. In addition, if our new software and enhancements fail to achieve adequate market acceptance, our revenues will suffer. If we cannot increase our revenues at a greater rate than our expenses, we will not become and remain profitable.

Higher percentages of revenues from professional services may decrease our overall gross margins.

We may in the future realize a higher percentage of our revenues from professional services, which have considerably lower gross margins than revenues from software licenses or revenues from maintenance and support. As a result, if revenues from professional services increase as a percentage of total revenues, our overall gross margins would decrease, which could negatively impact our results of operations.

Our business is substantially dependent on the markets for software that enable organizations to understand, analyze, automate and continuously improve business processes for large and mid-size organizations; a decline in any of those markets would reduce demand for our software and services.

We derive, and expect to continue to derive, substantially all of our revenues from the sale of licenses for our EA, BPA and BPM software, related professional services and maintenance and support fees to large and mid-size organizations in a variety of industries in North America, Europe, the Middle East and Asia, including business services, financial services, government, healthcare, manufacturing and retail. Therefore, widespread and growing acceptance of our software and services among these organizations is critical to our future growth. The markets for these types of software and services are relatively new and still evolving, and organizations have generally been slow to realize the need to incorporate such software and services as part of their overall infrastructure. We only recently began marketing Metastorm Enterprise software licenses as a unified offering and significant market acceptance has not yet developed for this unified software offering. It is unclear how or whether these markets will develop and any of them could experience significant contractions.

If organizations determine that the EA, BPA and BPM software and related professional services that we offer would not sufficiently benefit them or that, because of current economic conditions or limited budgets, they are unable or unwilling to include allocations in their operating budgets expenditures for such software and services, existing customers may refrain from purchasing additional software licenses and services from us and potential customers may decide not to buy such software licenses and services. As companies become increasingly educated in modeling, analysis and automation software, they may develop their own software and the capability to model and automate business processes without the need for professional services and, therefore, have no need for additional software licenses or services from vendors like us. If the markets fail to grow or grow more slowly than we currently anticipate, or if companies decide to fulfill these needs themselves, demand for our software and services may decline and so would our revenues.

The markets for our software are very competitive and, if we do not compete effectively, our operating results could be harmed.

The markets for our software are very competitive, rapidly changing and unpredictable, with new or enhanced software and technologies being introduced frequently by existing and new competitors. We expect competition to persist and intensify in the future through the continued introduction of new or enhanced software and technologies and the influx of new entrants to the markets, all of which could harm our ability to maintain market share and prices. We believe that currently there is a lot of uncertainty in our markets as to future developments and their effects on such markets. We do not know which of our many diverse competitors will release the next product, introduce a new technology, announce an acquisition or strategic alliance or take other similar action, any of which could harm our competitive position.

Our software offerings currently compete in separate markets and our principal competitors in each of those markets at this time include:

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BPM software – we compete with several vendors that primarily offer BPM software, including Global 360, Lombardi Software and Savvion;

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Large enterprise application software – we compete with several large enterprise application software vendors, including IBM, Microsoft, Oracle and SAP; and

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EA and BPA software – we compete with vendors that offer EA or BPA software, including IBM/Telelogic, IDS Scheer and MEGA International.

In addition to the competitors listed above, our software also competes against solutions developed internally by the in-house information technology capabilities of current and prospective customers. These businesses may rely on a combination of manual processes, external consultants, spreadsheets or internally developed software to model, analyze and automate business processes.

Although we believe that we are the only company that currently offers EA, BPA and BPM software as a unified offering, there could be competitors that also offer these three types of software as a unified offering. IBM, for example, currently offers EA, BPA and BPM software as stand-alone products. If existing or new competitors decide to offer such software as a unified offering, they could be formidable competition, especially if they have stronger brand recognition, or if their unified offering is less expensive, has better functionality and features or is viewed as a more comprehensive operational solution than ours.

Many of our current and potential competitors have significantly more financial, technical, marketing, service and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their software. Some competitors also have more experience, extensive customer bases, broader customer relationships and better established distribution channels than we have. In addition, some companies have longer operating histories and greater name recognition than we have and may be better able to respond to technology and market developments and to undertake more extensive marketing campaigns. If any of our competitors is acquired by, or forms a strategic alliance with, another competitor or a large company, they would become even more difficult to compete against. If we are unable to compete effectively against our competitors, the demand for our software and services could substantially decline, we could be forced to reduce our prices and our gross margins, operating results and market share would be adversely affected.

If we fail to adapt to changing technological and market trends or changing customer requirements by developing new software and features that are introduced on a timely basis, our software may become obsolete or less competitive and we could lose customers.

The markets for EA, BPA and BPM software are relatively new and are expected to continue to evolve rapidly. These markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product lifecycles. Additionally, many customers operate in markets characterized by rapidly changing business processes, which require them to add new and more sophisticated software to manage those processes. Maintaining our technology and product leadership position is one of our key strategic objectives, but the development of new technologically advanced software is complex and requires high levels of innovation, as well as accurate anticipation of technological and market trends. The introduction of enhanced or new software will require us to manage in a cost-effective manner the transition from, or integration with, older software in order to minimize customer disruption. The software we license to our customers is especially complex and creating and designing enhancements and new software requires significant technical and business risks and substantial up-front expenditures and lead-time. If we do not successfully anticipate changing technological and market trends or changing customer requirements and we fail to enhance or develop new software in a timely and cost-effective manner, our ability to retain or increase market share may be harmed and our sales and profitability could be materially adversely affected.

For some of our software testing and development, we are dependent on an unaffiliated contractor in the Ukraine, over whom we are not able to exert as much control as we do with software testing and development efforts at our United States and United Kingdom facilities. If that company does not devote sufficient resources and effort or does not conduct requested software testing and development work effectively and on a timely basis, our ability to develop new software could be delayed or impaired. If the Ukraine contractor does not adequately protect our confidential information and proprietary rights, the value of our technology and software could be diminished. Additionally, our confidential information and proprietary rights may not be as well protected under Ukraine law as they are in the United States and in the United Kingdom.

Due to the difficulties in developing new software and enhancements, the timetable for their commercial release is uncertain. We have in the past and may in the future experience delays in the introduction of new software or new versions, modifications or enhancements of existing software. If we do not quickly respond to changing market and customer needs by developing and introducing, on a timely basis, new and effective software and enhancements, our competitive position and business prospects will be harmed.

If our new software does not achieve sufficient market acceptance, our results of operations and competitive position will suffer.

Even if we are able to develop new software and bring it to market on a timely basis, our software may not achieve sufficient market acceptance to justify our development efforts and costs. When we develop new EA, BPA or BPM software or a new version of existing software or other complementary software to incorporate additional features, improved functionality or other enhancements, we typically expend significant money and effort up-front to research, develop, market, promote and sell the new offering. We also expect to introduce new software as a result of our acquisitions of other businesses or technologies. New software must achieve high levels of market acceptance in order to justify the time and money invested in acquiring or developing and bringing the software to market.

Our new software could fail to attain sufficient market acceptance for many reasons, including:

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delays in introducing, or disruptions in the availability of, our new software;

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defects, errors or failures in any of our software;

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inability to operate effectively with the business processes of prospective customers or new technology platforms;

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negative publicity about the performance or functionality of our software;

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inadequate market awareness of our software;

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competing software that is viewed as being superior to, less expensive than, or has greater name recognition than, our software;

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claims that the new software infringes the intellectual property rights of a competitor or other party;

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changes in market direction that we did not accurately predict;

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insufficient marketing efforts;

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inadequate understanding of our new software by industry research analysts; and

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poor reviews of our new software by industry research analysts.

If our new software does not achieve adequate acceptance in the market, our competitive position will suffer, our potential revenues will be diminished and the effect on our operating results may be particularly severe because of the significant research, development, marketing, sales, acquisition and other costs we incurred in connection with acquiring or developing the new software and bringing it to market.

Any efforts we may make in the future to sell our software licenses to additional market segments or to expand our offerings may fail.

To date, we have focused our business on providing our software and services to large and mid-size organizations, targeting certain industries, such as business services, financial services, government, healthcare, manufacturing and retail, but we may in the future seek to serve additional markets. If we do try to expand, we will need to incur expenses to become familiar with the business processes of organizations in these markets and to meet the needs of such organizations. We will also have to incur additional expenses to promote our software to these markets and hire sales and marketing personnel familiar with such markets. We may not be effective in penetrating additional market segments sufficiently to justify such additional costs and effort, or we may be poorly perceived if we fail to succeed in such segments, which would harm our results of operations and our reputation.

We may also seek to expand the software or other products and services we offer, whether through internal development or through acquisitions of businesses that provide us with additional technologies and software. Any efforts to expand beyond our current offerings or to introduce new software may not result in significant revenue growth, may divert management resources from our existing operations and could require us to commit significant time and financial resources to acquire, develop, promote, market and sell an unfamiliar and possibly unproven product, which could harm our financial position and performance.

If we fail to promote and maintain our brands in a cost-effective manner, we may lose market share.

We believe that developing and maintaining awareness of our brands in a cost-effective manner is critical to attracting new customers and achieving widespread acceptance of our existing and future software. Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and the functionality and affordability of our software. Although we believe that our brands have been enhanced by our receiving awards and industry recognitions, we may not receive such awards and recognitions in the future, which could hurt our ability to promote and develop our brands. Historically, our efforts to build our brands have involved significant time and expense for marketing, promotion and public relations and it is likely that our future brand-building efforts will require us to incur significant additional expenses. Such brand promotion activities may not yield increased revenues and, even if they do, any revenue increases may not offset the expenses we incur to promote our brands. If we experience functionality problems, defects or errors with any of our software, delayed software releases or other negative publicity, or if we fail to successfully promote and maintain our brands, our brands will be harmed and we may lose existing and potential customers to our competitors, which would cause our market share and revenues to decrease. If we incur excessive expenses to promote and maintain our brands, our operating results could suffer.

Defects, errors or vulnerabilities in our software or failures to perform properly would harm our reputation and divert resources.

Because our software is complex, it may contain defects, errors or vulnerabilities that are not detected until after installation by our customers. We may not be able to correct any errors or defects or address vulnerabilities promptly, or at all. Any defects, errors or vulnerabilities in our software could result in:

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expenditure of significant financial and software development resources in efforts to analyze, correct, eliminate or work-around errors or defects or to address and eliminate vulnerabilities;

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loss of existing or potential customers;

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delayed or lost revenues;

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delay or failure to attain market acceptance;

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increased service, warranty and liability insurance costs; and

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negative publicity, which could harm our reputation.

Although few material defects or errors have been found in our software in the past, these problems may be more prevalent in the future, especially if we acquire businesses that provide us with additional technologies and software.

We could also face liability for the adverse effects that defects in or malfunctions of our software may have on the operations of our customers. For example, if defects in our software caused a customer to be unable to conduct transactions with its customers, we could potentially be liable for lost revenues of our customer. If our software caused an operational process of our customer to be unavailable for an extended period of time, we could potentially be liable for damages suffered by our customer as a result of that downtime. Because we offer organizations end-to-end solutions for their business processes, we may be more vulnerable to liability for the effects of defects or malfunctions in our software. Although many of our customer contracts contain extensive warranty disclaimers and liability limitations, these provisions may be found to be unenforceable or inadequate to protect us. Some courts, for example, have found contractual limitations of liability in standard computer and software contracts to be unenforceable in some circumstances. Defending a lawsuit, regardless of its merit, could be costly and divert management attention. Our business and product liability insurance coverage may be inadequate or future coverage may be unavailable on acceptable terms or at all.

We do not hold any material patents and if we are unable to protect our unpatented proprietary information, processes, know-how and trade secrets, the value of our technology and software could be adversely affected.

We have no material patents protecting any aspect of our technologies, processes or software and we do not currently expect to apply for any patent protection. We rely primarily on copyright and trade secrets laws, confidentiality procedures and contractual provisions, which may not be adequate to protect our proprietary rights in our technologies and software. Despite our efforts to protect our proprietary rights, competitors or other unauthorized parties may attempt to copy aspects of our technologies or software or to obtain and use information that we regard as proprietary. Although we try to protect proprietary information in part by executing confidentiality agreements with our employees, consultants and other parties, such agreements may be breached and can be hard to enforce. Policing unauthorized use of our technologies or software is difficult. If we have to resort to litigation to enforce and protect our proprietary rights, it could be extremely costly and divert management resources. In addition, we operate internationally and the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many foreign countries do not enforce these laws as diligently as U.S. government agencies.

Any unauthorized disclosure or dissemination of our proprietary technology, processes and know-how or our trade secrets, whether by breach of a confidentiality agreement or otherwise, may cause irreparable harm to our business, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise be independently developed by our competitors or other parties. If we are unable to protect adequately our proprietary information, processes, know-how and trade secrets, the value of our technology and software could be adversely affected, which could negatively impact our revenues and results of operations.

Claims that our software infringes the proprietary rights of others could harm our business and cause us to incur significant costs.

The software industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Parties have asserted, and may assert in the future, patent, trademark and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. Any intellectual property claims against us, regardless of their merit or eventual outcome, could:

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divert management's attention and resources;

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be extremely costly and time-consuming to defend;

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cause us to stop making, licensing to customers or using technologies or software that incorporate the challenged intellectual property;

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cause software shipment and installation delays;

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deter customers from purchasing licenses for our software;

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require us to redesign our software to avoid infringement, which may be very expensive or infeasible; or

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require us to enter into costly royalty or licensing agreements in order to obtain the right to use a necessary technology or component or sell licenses for our software, which royalty or licensing arrangement may not be available on acceptable terms, or at all.

As a result, any intellectual property claims against us, including the pending suits by JuxtaComm Technologies, Inc. and Visible Systems Corporation described in the immediately following risk factor, could substantially increase our expenses and harm our business. In addition, many agreements with resellers, system integrators and customers require us to indemnify them in full for third-party intellectual property infringement claims, which would further increase the cost to us resulting from an adverse ruling or settlement on any such claim.

We have recently been sued for patent infringement and for trademark infringement; our defense of these claims is very costly and we may be required to stop selling our software licenses and pay substantial damages or license fees; other legal claims may be made against us in the future.

In August 2007, JuxtaComm Technologies, Inc. brought an action against us alleging that our products infringe United States Patent No. 6,195,662, or the '662 patent, issued to JuxtaComm on February 27, 2001, and seeking preliminary and permanent injunctions enjoining any further infringement and an unspecified amount of damages, including actual and enhanced damages. JuxtaComm has identified Metastorm BPM and Metastorm Enterprise as allegedly infringing the '662 patent. The case is in a very early stage, and other products could be included in the suit later. We could be required to stop selling licenses for Metastorm BPM, Metastorm Integration Manager or any of our other software products that are found to infringe JuxtaComm's patent or be required to pay substantial monetary damages and enter into a license agreement on unfavorable terms.

In August 2007, Visible Systems Corporation brought an action alleging that we and Proforma Corporation engaged in trademark infringement, unfair competition, dilution and unfair and deceptive business practices by marketing and selling software and services with the name "Visible," which allegedly competes with the software and services provided by Visible Systems Corporation under its trademarks. We believe that this suit is directed at our EA software. The suit seeks permanent injunctive relief and statutory damages of $10.0 million.

These cases involve issues of law that are evolving, presenting further uncertainty. Our defense of these cases, regardless of the merits of the complaints, will likely be time consuming, extremely costly and a diversion of time and attention for our technical and management personnel. Through December 31, 2007, we had spent approximately $300,000 in legal fees and expenses on these cases. We expect to incur substantial additional expenses in each of these cases, even if we ultimately prevail. Publicity related to these cases could have a negative impact on sales of our software licenses and a negative impact on the price of our common stock.

A failure to prevail in the patent litigation could result in one or more of the following:

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our paying substantial monetary damages, which could be tripled if infringement is found to have been willful;

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our having to provide an accounting of all revenues received from selling licenses for our software that is found to infringe the patent;

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the issuance of a preliminary and/or permanent injunction requiring us to stop selling licenses for one or more of our software products, which may also cause us to be in breach of existing licenses and may force our existing customers to abandon the use of the infringing products;

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our having to redesign our software, which could be costly and time-consuming and could substantially delay our software shipments, assuming that a redesign is feasible;

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our having to reimburse JuxtaComm for some or all of its attorneys' fees and costs, which could be substantial;

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our having to obtain from JuxtaComm a license to use its patented technology, which might not be available on reasonable terms, if at all, and which may require payment of large ongoing royalties on any products found to infringe their patent; or

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our having to indemnify our customers, resellers and system integrators against any losses they may incur due to the alleged infringement of JuxtaComm's patent.

A failure to prevail in the trademark litigation could result in one or more of the following:

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our paying substantial monetary damages, which could be tripled if bad faith is found, and which may include paying compensation for lost profits;

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our paying substantial punitive damages;

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our having to provide an accounting of all revenues received from selling licenses that were associated with software offerings found to bear a trademark that infringed the trademark rights of the plaintiffs; or

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our having to reimburse Visible Systems for some or all of its attorneys' fees and costs, which could be substantial.

Litigation is subject to inherent uncertainties, especially in cases like these where sophisticated factual issues must be assessed and complex technical issues must be resolved. If we are enjoined from selling licenses for any of our software in its current form, we may be required to redesign our software to avoid infringing on the intellectual property rights of others. If we are unable to efficiently redesign commercially acceptable software, our sales will decline substantially. In addition, even if we are able to license the infringed or similar software, license fees could be substantial and may adversely affect our results of operations. Both of these cases are at an early stage, so we cannot predict their course or their costs to us. We do, however, expect to continue to incur significant costs in defending against both of these suits, and these costs could increase substantially if either case approaches or enters a trial phase. It is possible that these costs could substantially exceed our expectations in future periods. For a more detailed description of these cases, please see "Business – Legal Proceedings."

In 2000, we learned that a former employee of our former subsidiary, Metastorm Canada Ltd., had sold forged stock certificates representing an unknown number of shares of our common stock and/or the common stock of Metastorm Canada Ltd. without our knowledge or authorization during his employment with Metastorm Canada Ltd. We do not know the number of persons to whom forged stock certificates were issued nor the number of shares represented by any such certificates and, therefore, cannot estimate the amount of money that may be claimed against us in the future, although it could be substantial. Although we have not been approached by any holders of forged certificates since June 2001 and we believe that we have meritorious defenses for any claims that may be brought against us, it is possible that additional holders of forged certificates may identify themselves and make a claim against us, especially after we become a publicly-traded company. If any such claims are made, we would have to expend resources and may have to incur substantial costs to resolve any such claims.

From time to time, we may be involved in other disputes or litigation relating to claims arising out of our operations.

Our current software is designed primarily for the Microsoft server environment, which exposes us to risks if Microsoft products are not compatible with our software.

We currently depend primarily on customers that deploy Microsoft products within their organizations. Microsoft could make changes to its software that render our software incompatible or less effective. Developing new software that is compatible with changes made by Microsoft or finding a new vendor with an equivalent server environment may be difficult, expensive and time consuming. These actions could materially adversely affect our ability to generate revenues and maintain acceptable profit margins.

If our existing or prospective customers prefer an application software architecture other than the standards-based technology and platforms upon which we build or support our software, or if we fail to develop our new software or enhancements to be compatible with the application software architecture preferred by existing and prospective customers, we may not be able to compete effectively and our revenues from software licenses could be materially reduced.

Many of our customers operate their information technology infrastructure on standards-based application software platforms such as Java 2 Platform, Enterprise Edition (J2EE) and Microsoft .NET (.NET). A significant portion of our software development efforts are devoted to enhancing our software that deploys these and other standards-based application software platforms. Although the standards and technologies that we have chosen for our software (J2EE and .NET) have been adopted by our customers, there may be existing or new technologies and platforms that achieve industry standard status that are not compatible with our software and that will require us to spend material development resources to develop new software or enhancements that are deployable on these other platforms. If we are unsuccessful in developing such software or enhancements or if the cost of such developments are prohibitive, we may lose existing customers and be unable to attract new customers. In addition, if our customers utilizing legacy products switch to new products, they may choose competing software based on their preference for a new or different standards-based application software than the software or platforms on which our software operates or is supported. Any of these adverse developments could injure our competitive position and could cause our revenues to be materially impaired.

We rely on computer hardware and software obtained from other parties, which may be difficult to replace or could cause errors or failures of our software.

We rely on computer hardware purchased and software licensed from unaffiliated parties in order to plan, design, build, test and support our software, including from such large vendors as Dell, IBM,

Microsoft and Oracle. If we lose the right to use any of this hardware or software or such hardware or software malfunctions, our customers could experience delays or be unable to use our software until we can obtain and integrate equivalent technology or repair the cause of the malfunctioning hardware or software. Any delays or failures associated with our software could upset our customers, harm our reputation and expose us to liability. We may not be adequately indemnified by these vendors for damages caused by their malfunctioning products. Additionally, it may be more difficult for us to correct any defects in third-party software because the software is not within our control. These third parties may not continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software.

Our use of certain open source software could impose limitations on our ability to sell our software licenses and result in the public release of the source code of our software.

We incorporate certain open source software into the software that we license to our customers. Although we attempt to monitor our use of open source software closely, the terms of many open source licenses to which we are subject impose conditions and restrictions on our ability to modify and incorporate the open source software into our software and to sell our software licenses. If we fail to comply with any such terms, conditions or restrictions, we could be required to:

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re-engineer our software to eliminate the open source software or obtain non-open source substitute software from third parties, either of which could be extremely costly and may not be feasible;

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discontinue sales of our software licenses; or

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publicly release the source codes of our proprietary software under the terms of an open source license, which could allow competitors to create similar products or customers to access the proprietary software at no cost.

Any of these requirements would adversely affect our ability to sell our software licenses and increase our costs. Given the nature of open source software, there is also a risk that other parties may assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs.

We expect to need additional capital in the future, which may not be available to us on acceptable terms, or at all, and may dilute your ownership of our common stock.

We have historically relied on outside equity financing and cash from operations to fund our operations, capital expenditures and expansion. We expect that the net proceeds from this offering, together with our existing cash and any cash generated from operations, should be sufficient to satisfy our anticipated operating cash needs for at least the next 12 months. However, our operations may consume cash faster than we anticipate, especially if we make acquisitions. We expect to require additional capital from equity or debt financing in the future for a variety of possible purposes, including to:

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fund our operations;

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respond to competitive pressures;

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expand our business;

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develop new software or enhancements to existing software; and

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take advantage of strategic opportunities, including the acquisition of businesses, technologies or products.

We may not be able to timely secure additional financing on acceptable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we issue debt, the debt holders would have rights senior to common stockholders to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities (or securities convertible into equity securities), our existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. If we are unable to obtain adequate financing on acceptable terms when we need it, our ability to fund and grow our business and make acquisitions will be impaired and we may be forced to reduce the size of our operations.

Licensing our software to customers outside the United States and operating offices outside the United States exposes us to risks inherent in international business and could impair our ability to increase our revenues outside the United States.

As of December 31, 2007, customers in 37 countries and territories used our software. In addition, we have offices in six European countries and we outsource some product testing and development to a contractor in the Ukraine. Sales to customers outside North America accounted for approximately 30% of our total revenues in 2007. Accordingly, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in the United States. The risks and challenges associated with doing business outside the United States include:

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localization of our software to be compatible with business processes in foreign countries, including translation into foreign languages and associated expenses;

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laws and business practices that may favor local competitors;

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compliance with multiple, conflicting, unclear or changing governmental laws, regulations and interpretations, including tax, privacy and data protection laws and regulations;

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different pricing environments;

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greater delays and difficulties in accounts receivable collections;

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difficulties enforcing contracts;

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import and export controls;

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multiple and possibly overlapping tax structures;

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reduced or uncertain protection for intellectual property and confidential information;

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difficulties in staffing and maintaining foreign operations and managing personnel; and

•
unstable regional economic and political conditions.

Expansion of our international operations is one of our key strategic initiatives. International expansion will require significant management attention and costs. If we are unable to effectively overcome the challenges and risks of selling our software licenses and operating outside the United States, we will not be able to increase our international revenues and achieve one of our strategic objectives.

We are exposed to domestic and foreign currency fluctuations that could harm our reported revenues and have a detrimental impact on our financial results.

Our primary exposures are to fluctuations in exchange rates for the United States dollar versus the Euro and the British Pound due to our sales of software licenses internationally and expenses of our non-U.S. operations. Changes in currency exchange rates could adversely affect our reported revenues and expenses, which could have a detrimental impact on our financial results. We have not historically engaged in risk management techniques or hedged our exposure to changes in foreign currency exchange rates and do not expect to do so for the foreseeable future. Therefore, we could incur unanticipated losses from fluctuations in foreign currency exchange rates.

If we fail to attract or retain key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our ability to grow depends, in part, on our ability to attract and retain key personnel. Our ability to grow also depends on the continued contributions of our executive officers and key technical personnel, each of whom would be difficult to replace. In particular, Robert J. Farrell, our chairman, president and chief executive officer, is critical to the management of our business and operations and the development and execution of our strategic direction. We do not hold key person life insurance policies on Mr. Farrell or any of our other executive officers. The loss of the services of Mr. Farrell or other executive officers or key technical personnel and the process to replace any of our key personnel would involve significant time and expense and would significantly delay or prevent the achievement of our business objectives.

Our auditors reported to us that there was a material weakness in our internal controls over financial reporting.

Our independent auditors identified and informed us that we had a material weakness (as defined under the standards established by the Public Company Accounting Oversight Board—U.S.) with respect to our accounting and reporting of certain complex transactions, as more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus. As a result of this material weakness, we restated our consolidated financial statements as of and for the years ended December 31, 2005 and 2006.

To address this material weakness we have expanded our accounting staff with additional skills and experience and have begun to engage outside professionals to provide support and guidance in areas where we cannot economically maintain the required skills and experience internally. Although these measures are designed to address the issue raised by our independent auditors, and we intend to continue the expansion of our accounting staff and engagements of outside professionals if and as we believe necessary, these and any future measures may not enable us to remedy this material weakness or avoid other deficiencies in the future. In addition, this material weakness and any other deficiencies will need to be addressed as part of the evaluation of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and may impair our ability to comply with Section 404 in the future.

If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002 or if we fail to achieve and maintain adequate internal controls over financial reporting, our business results of operations and financial condition, and investors' confidence in us, could be materially adversely affected.

We plan to evaluate our existing internal controls over financial reporting with respect to the standards adopted by the Public Company Accounting Oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and costs to us and require us to divert substantial resources, including management time from other activities.

We expect to dedicate significant management, financial and other resources in connection with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002 in the second half of 2008 and in 2009. We expect these efforts to include a review of our existing internal control structure. As a result of this review, we may either hire or outsource additional personnel to expand and strengthen our finance function. We cannot be certain at this time that we will be able to comply with all of our reporting obligations and successfully complete the procedures, certification and attestation requirements of the Section 404 of the Sarbanes-Oxley Act of 2002 by the time that we are required report our controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls and do not address the material weakness identified by our auditors, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the NASDAQ Global Market require public companies to meet extensive corporate governance requirements. Our management and accounting and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will significantly increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more expensive for us to obtain director and officer liability insurance and more difficult for us to attract and retain qualified persons to serve as directors or executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting as well as disclosure controls and procedures. In particular, for the year ending December 31, 2009, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses. In order to comply with Section 404, we expect to incur substantial accounting expense, expend significant management time on compliance-related issues, and hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, the SEC and other regulatory authorities, which would require additional financial and management resources.

If accounting interpretations relating to revenue recognition change or companies we acquire have applied such standards differently than we do, or have not applied them at all, our reported revenues could decline or we could be forced to make changes in our business practices or we may incur the expense and risks associated with an audit or restatement of our, or the acquired company's, financial statements.

There are several accounting standards and interpretations covering revenue recognition for the software industry. These pronouncements include Statement of Position (SOP) 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. In addition, the SEC staff has issued Staff Accounting Bulletin Nos. 101 and 104, which explain how the SEC staff believes existing revenue recognition rules should be applied to or interpreted for transactions not addressed by existing rules. Our standard sales include multiple elements that are not all delivered at the same time, which affects the timing of our revenue recognition. Accounting rules require that we establish vendor-specific objective evidence of the fair value of each of the elements. These determinations are often subjective, requiring judgments and estimates that can be difficult to make. Although we believe that we currently comply with these standards as we understand them, the interpretations are complex and our revenue recognition may be found to be improper. In addition, the mix of the components in our multiple-element sales arrangements could change, resulting in significant amounts of deferred revenues and making our revenue recognition more difficult to predict. If our revenue recognition policies were found to be improper, we may be required to restate our financial statements and incur related costs, which could cause our stock price to decline.

The accounting profession and regulatory agencies continue to provide additional guidance with respect to potential interpretations related to SOP 97-2. The issuance of new interpretations could lead to unanticipated changes in our current revenue accounting practices, which could delay or defer the timing of recognized revenues. They could also require significant adjustments to our business practices which could result in increased administrative costs, lengthened sales cycles and other changes that could adversely affect our reported revenues and results of operations. In addition, companies we seek to acquire may have historically interpreted software revenue recognition rules differently than we do or may not have been subject to U.S. Generally Accepted Accounting Principles as a result of reporting under local GAAP in a foreign country. If we discover that companies we have acquired have interpreted and applied software revenue recognition rules differently than prescribed by U.S. GAAP, we could be required to devote significant management resources and incur the substantial expenses associated with an audit, restatement or other examination of the acquired companies' financial statements.

Our ability to use net operating loss carry forwards in the United States may be limited.

As of December 31, 2007, we had net operating loss carry forwards of $19.8 million and $20.0 million for U.S. Federal income tax purposes and state income tax purposes, respectively. These net operating loss carry forwards expire between 2017 and 2027. To the extent available, we intend to use these net operating loss carry forwards to reduce the U.S. corporate income tax liability associated with our operations, if and when we report taxable income. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carry forwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. This offering may result in, and prior financings may have resulted in, ownership changes that could significantly limit our ability to utilize net operating loss carry forwards to offset taxes in the United States. To the extent our use of net operating loss carry forwards is limited, our income could be subject to corporate income tax in the United States earlier than it would have been if we were able to use net operating loss carry forwards without limitations, which could have a negative effect on our net income and cash flows.

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile and you may not be able to resell shares at or above the price you paid.

Prior to this offering there has been no public market for our common stock and an active public market for these shares may not be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between us and the representatives of the underwriters, based on many factors, including those discussed in the "Underwriting" section of this prospectus. This price may not be indicative of the market price of our common stock at any time following this offering. As a result, you may not be able to sell your shares of our common stock quickly or at prices equal to or greater than the price you paid in this offering.

In addition, the trading price of our common stock is likely to be volatile and could be subject to wide fluctuations in reaction to various factors, many of which are outside of our control, including:

•
quarterly variations in our financial results or the financial results of companies perceived to be similar to us, especially as compared to the expectations of securities industry research analysts and investors;

•
changes in estimates of our future financial results or recommendations by securities industry research analysts;

•
liquidity and activity in the market for our common stock;

•
changes in market valuations of similar companies;

•
investors' general perception of us;

•
actual or expected sales of our common stock by us or our stockholders;

•
changes in our capital structure, such as issuances of equity securities or incurrence of debt;

•
failure of any of our software to achieve or maintain market acceptance;

•
general perception of the future prospects for the types of software we license to customers;

•
announcements by us or our competitors of new products or major customers;

•
strategic moves by us or our competitors, such as acquisitions, strategic alliances or restructurings;

•
success of competitive products and services;

•
domestic and foreign economic, legal, political and regulatory developments unrelated to our performance;

•
litigation involving us or our industry;

•
additions or departures of key personnel; and

•
changes in general economic, industry and market conditions.

Stock markets in general and technology stocks in particular have experienced extreme volatility that has often been due to a general loss of investor confidence or other reasons unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our operating performance. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be very costly to defend and a significant distraction to our management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the "Underwriting" section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                 shares of common stock outstanding based on the number of shares outstanding as of February 29, 2008. This includes the                  shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 74,865,553 shares, or       % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements, but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and % of Total Outstanding	Date Available for Sale Into Public Market
shares, or %	On the date of this prospectus
shares, or %	90 days after the date of this prospectus
shares, or %
180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, Jefferies & Company, Inc. and Oppenheimer & Co. Inc. together can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time
shares, or %	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws

In addition, as of February 29, 2008, there were 53,434 shares subject to outstanding warrants and 9,362,492 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. Moreover, after this offering, holders of an aggregate of approximately 74,827,614 shares of our common stock as of February 29, 2008 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including                  shares reserved for future issuance under our equity incentive plans. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

If securities or industry analysts do not publish research reports or publish inaccurate or unfavorable research about our business or software, our stock price and trading volume could decline.

The trading volume and price of our common stock will depend in part on research reports that securities or software industry analysts publish about us or our software. Although software industry research reports have been published on us, there are currently no securities industry research analysts covering us or publishing research reports on us. In the event we obtain securities or industry analyst coverage, and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business or industry, our stock price would likely decline immediately and significantly. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline and make it more difficult for you to sell your shares of common stock.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters; their interests may differ from yours.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately       % of our outstanding common stock, assuming no exercise of the underwriters' over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of Metastorm or our assets. Some of these stockholders also hold stock options to acquire a significant number of additional shares of our common stock. The interests of these stockholders may differ from the interests of our other stockholders. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing another company or person from acquiring control over us, even if such an acquisition would benefit our other stockholders.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock, which may not occur.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth, including possible acquisitions. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, if ever.

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share of our common stock is substantially higher than the proforma net tangible book value per share of our common stock outstanding prior to this offering. Therefore, you will pay a price per share that substantially exceeds the book value of our tangible assets, after subtracting our liabilities. Based on the estimated offering price of $      per share (the mid-point of the estimated price range on the cover of this prospectus), you will incur immediate and substantial dilution of $      in the proforma net tangible book value per share of our common stock from the price you paid. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of capital stock or received them upon exercise of stock options or warrants or in connection with acquisitions. As of December 31, 2007, there were (i) 45,825 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $64.12 per share under our 1999 Plan, (ii) 8,212,500 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.35 per share under our 2004 Plan and (iii) 53,434 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $4.51 per share. To the extent those options and warrants are ultimately exercised, you will incur further dilution. If the underwriters exercise their over-allotment option or if we issue additional equity securities, you will experience additional dilution.

Our management will have broad discretion over the use of the proceeds from this offering and may not use the proceeds effectively or in ways that increase the value of your investment.

Our management will have broad discretion in using the net proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately and you may disagree with how they are used. You will be relying on the judgment of our management and our management may fail to apply such proceeds in ways that benefit the business or increase the value of your investment. Some of the proceeds could be applied to acquire other businesses, products or technologies, rather than being invested in our existing operations, and the acquisitions could prove to be imprudent. If the proceeds are not applied effectively, the ability to maintain and grow our business could be impaired.

Certain provisions of Maryland corporate law could discourage, delay or prevent a change in control of Metastorm that might be beneficial to our stockholders.

We are a Maryland corporation and certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of impeding a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could be in the best interests of our stockholders, including:

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"business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting shares) or an affiliate thereof, for five years after the most recent date on which the stockholder becomes an "interested stockholder," and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•
"control share" provisions that provide that "control shares" of Metastorm (defined as shares which, when aggregated with other shares controlled by the stockholder, except solely by virtue of a revocable proxy, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL:

•
in the case of the business combination provisions of the MGCL, by resolution of our board of directors and require that any business combination is first approved by our board of directors, including a majority of those members of the board of directors who are independent; and

•
in the case of the control share provisions of the MGCL, pursuant to a provision in our bylaws;

provided, however, that our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and our board of directors may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

If our board of directors were to opt in to the business combination provisions of the MGCL, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Anti-takeover provisions in our charter and bylaws could discourage, delay or prevent a change in control of Metastorm that might be beneficial to our stockholders.

Provisions in our charter and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our charter and bylaws that will be in effect upon the closing of this offering provide for the following:

•
Staggered Board.    Our board of directors is divided into three classes of directors. The initial terms of the first, second and third classes will expire in 2009, 2010 and 2011, respectively. In each year beginning at the 2009 annual meeting of stockholders, one class of directors will be elected by the stockholders and the directors of each such class will serve for three year terms and until their successors are duly elected and qualify. The staggered terms of our directors may reduce the possibility of a tender offer or a proxy contest or an attempt at a change in control, even though a tender offer, proxy contest or change in control might be in the best interest of our stockholders.

•
Power to Issue Additional Stock.    Our charter authorizes us to amend the charter to increase the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock, without a vote of our stockholders, and to issue additional authorized but unissued shares of common stock or preferred stock. Although our board has no intention to do so at the present time, it could establish a series of preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Additionally, certain provisions of our charter regarding removal of directors and filling vacancies on the board of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of Metastorm that might be in the best interest of our stockholders. Our charter and bylaws also contain other provisions that may delay or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of our stockholders.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts are, or may be deemed to be, forward-looking statements. For example, statements included in this prospectus regarding our strategy, future operations, future financial performance and position, prospects, plans, goals, projections, predictions, estimates, forecasts, objectives of management and expected market growth are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "foresee," "future," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions, as well as statements in the future tense, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•
expected growth in the markets for EA, BPA and BPM software and services we offer;

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expected acceptance of Metastorm Enterprise as a unified software offering;

•
our plans to grow our customer base and increase sales to existing customers;

•
our plans to enhance and increase our third-party sales relationships;

•
our plans to develop new or enhanced software and the timing of expected introductions;

•
our plans to acquire and integrate new businesses, products and technologies;

•
the expectation that our software will maintain compatability with products of other large software vendors and will meet standards for use in secure government, military and clinical environments;

•
our expected financial performance, including anticipated growth in revenues and operating expenses;

•
our plans to grow internationally;

•
our plans to retain and hire necessary employees and appropriately staff our operations for expected growth;

•
our ability to successfully execute our growth strategy;

•
our ability to develop and protect our intellectual property;

•
the expected strength of our defenses in pending infringement lawsuits;

•
our estimates regarding capital requirements and needs for additional financing; and

•
our ability to maintain effective internal control over financial reporting and comply with other corporate governance requirements for public companies.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not assume any obligation or have any intent to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and expected growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $             million from the sale of the shares of common stock offered in this offering, based on the assumed initial public offering price of $        per share (the mid-point of the estimated price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive total net proceeds of approximately $             million.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. We expect that any increase (decrease) in the net proceeds we receive from this offering will increase or reduce our funds available for general corporate purposes and working capital.

We are undertaking this offering in order to create a public market for our common stock, to facilitate our future access to the public equity markets and to obtain additional capital. We expect to use the net proceeds of this offering for the following purposes:

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expansion of our sales and marketing capabilities, including the hiring of additional direct sales persons;

•
expansion of our research and development capabilities;

•
capital expenditures;

•
possible acquisitions of, or investments in, technologies, businesses or products; and

•
the remainder for general corporate purposes and working capital.

Although we may use a portion of the net proceeds to acquire or invest in complementary technologies, businesses, products or other assets, we currently have no agreements or commitments with respect to any acquisitions or investments and are not actively involved in any negotiations concerning any acquisitions or investments. The amounts and timing of our actual expenditures will depend on numerous factors, including the cash used or generated in our operations, the status of our sales and marketing activities, product development efforts, competitive pressures and capital expenditures. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. We currently expect that the net proceeds of this offering, together with our existing cash and any cash generated from operations, should be sufficient to satisfy our anticipated operating cash needs for at least the next 12 months. However, we may consume cash faster than expected, especially if we make acquisitions. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

Dividend Policy

We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business, including possible acquisitions, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, and other factors our board of directors deems relevant.

Capitalization

The following table sets forth our capitalization as of December 31, 2007:

•
on an actual basis;

•
on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 74,834,928 shares of our common stock upon completion of this offering, for a total of 74,863,053 shares of common stock issued and outstanding; and

•
on a pro forma as adjusted basis to give effect to the conversion described above and the receipt by us of estimated net proceeds from the sale of            shares of common stock in this offering at an assumed initial public offering price of $        per share, the mid-point of the estimated price range on the front cover of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2007
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share data) (unaudited)
Series AA Redeemable Convertible Preferred Stock, par value $0.01 per share: 71,012,991 shares authorized, 56,000,345 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$85,970	$–	$–
Series CC Redeemable Convertible Preferred Stock, par value $0.01 per share: 18,844,221 shares authorized, 18,834,583 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	30,813	–	–

Total convertible preferred stock	116,783	–	–
Stockholders' (deficit) equity:
Preferred stock, par value $0.01 per share: no shares authorized, issued or outstanding, actual and pro forma; 5,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	–	–	–
Common stock, par value $0.01 per share: 120,000,000 shares authorized, 28,125 shares issued and outstanding, actual; 120,000,000 shares authorized, 74,863,053 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	–	749	–
Additional paid-in capital	19,312	135,346	–
Accumulated other comprehensive income	424	424	–
Accumulated deficit	(69,441)	(69,441)	–

Total stockholders' (deficit) equity	(49,705)	67,078	–

Total capitalization	$67,078	$67,078	$–

The table above does not include:

•
45,825 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of $64.12 per share under our 1999 Plan;

•
8,212,500 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of $0.35 per share under our 2004 Plan;

•
53,434 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2007 at a weighted average exercise price of $4.51 per share;

•
1,443,780 shares of common stock issuable pursuant to restricted stock units upon the earlier of (i) September 1, 2009 or (ii) the date of a change in control; and

•
shares of our common stock reserved for future issuance under our 2008 Equity Incentive Plan, which will become effective upon completion of this offering (including 4,529,607 shares of common stock reserved for future grant or issuance under our 2004 Plan, which shares will be added to the shares to be reserved under our 2008 Equity Incentive Plan upon the effectiveness of the 2008 Equity Incentive Plan).

A $1.00 increase (decrease) in the assumed initial public offering price of $        would increase (decrease) the amount of the pro forma as adjusted paid-in capital, total stockholders' equity and total capitalization by approximately $         million, assuming the total number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of December 31, 2007 was $9.2 million, or $0.12 per share. "Pro forma net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Pro forma net tangible book value per share" is pro forma net tangible book value divided by the total number of shares outstanding and assumes the conversion of all of our outstanding preferred stock into shares of our common stock immediately upon the closing of this offering.

After giving effect to adjustments relating to this offering, our pro forma as adjusted net tangible book value on December 31, 2007 would have been $          , or $          per share. The adjustments made to determine pro forma as adjusted net tangible book value per share are the following:

•
an increase in total assets to reflect our net proceeds of the offering as described under "Use of Proceeds" (assuming that the initial public offering price will be $          per share); and

•
the addition of the number of shares offered by us pursuant to this prospectus to the number of shares outstanding.

The initial public offering price per share will significantly exceed the pro forma net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $          per share. The following table illustrates the pro forma as adjusted increase in pro forma net tangible book value of $          per share and the dilution (the difference between the initial public offering price per share and pro forma net tangible book value per share) to new investors:

Assumed public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2007	$0.12
Increase per share attributable to sale of shares of common stock in this offering

Pro forma as adjusted net tangible book value per share after giving effect to the offering

Dilution per share to new investors in the offering		$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $          per share, representing an immediate dilution of $          per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) the pro forma net tangible book value by $           million, the pro forma net tangible book value per share after this offering by $          per share and the dilution in pro forma net tangible book value per share to investors in this offering by $          per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

If any shares are issued in connection with outstanding options or warrants, you will experience further dilution.

The following table summarizes, on a pro forma basis as of December 31, 2007, giving effect to the conversion of all outstanding preferred stock into shares of common stock, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $          per share, the mid-point of the estimated price range shown on the cover of this prospectus, before the deduction of the estimated underwriting discount and offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%

The table above is based on the number of shares of common stock outstanding as of December 31, 2007 and excludes:

•
45,825 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of $64.12 per share under our 1999 Plan;

•
8,212,500 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of $0.35 per share under our 2004 Plan;

•
53,434 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2007 at a weighted average exercise price of $4.51 per share;

•
1,443,780 shares of common stock issuable pursuant to restricted stock units upon the earlier of (i) September 1, 2009 or (ii) the date of a change in control; and

•
shares of our common stock reserved for future issuance under our 2008 Equity Incentive Plan, which will become effective upon completion of this offering (including 4,529,607 shares of common stock reserved for future grant or issuance under our 2004 Plan, which shares will be added to the shares to be reserved under our 2008 Equity Incentive Plan upon the effectiveness of the 2008 Equity Incentive Plan).

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to              , or          % of the total number of shares of common stock outstanding after this offering.

Selected Consolidated Financial Data

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto and the other information contained in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from, and are qualified by reference to, our audited consolidated financial statements appearing elsewhere in this prospectus, which were audited by Grant Thornton LLP. The selected consolidated statement of operations data for the year ended December 31, 2005 are derived from, and are qualified by reference to our audited consolidated statement of operations appearing elsewhere in this prospectus, which was audited by Ernst & Young LLP. The selected consolidated statements of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements that are not included in this prospectus, which were audited by Ernst & Young LLP. The selected consolidated statement of operations data for the year ended December 31, 2007 reflects five months of combined operations following our merger with Proforma Corporation on July 31, 2007.

	Year Ended December 31,
	2003	2004	2005	2006	2007
			Restated	Restated
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Software licenses	$12,966	$10,225	$12,746	$17,772	$25,772
Maintenance and support	4,093	5,443	7,715	12,861	17,092
Professional services	2,949	2,884	4,854	11,421	16,848

Total revenues	20,008	18,552	25,315	42,054	59,712
Cost of revenues:
Software licenses	468	897	1,257	1,526	2,129
Maintenance and support(1)	444	519	788	960	1,476
Professional services(1)	2,623	2,234	3,596	9,506	12,939

Total cost of revenues	3,535	3,650	5,641	11,992	16,544

Gross profit	16,473	14,902	19,674	30,062	43,168
Operating expenses:
Research and development(1)	1,265	2,008	2,141	4,474	6,549
Sales and marketing(1)	11,494	13,139	11,434	16,018	24,598
General and administrative(1)	4,397	6,962	5,416	7,195	8,000
Depreciation	286	240	379	523	764
Write-down of capitalized software costs to net realizable value	–	–	678	–	–
Amortization of intangible assets	–	–	425	1,700	3,778
Business restructuring charges	–	729	950	–	–

Total operating expenses	17,442	23,078	21,423	29,910	43,689

(Loss) income from operations	(969)	(8,176)	(1,749)	152	(521)
Interest and other (expense) income, net	(4,645)	(7,555)	(213)	(422)	(830)
Income tax expense (benefit)	15	29	98	390	(1,937)

Net (loss) income	(5,629)	(15,760)	(2,060)	(660)	586
Accretion of preferred stock and preferred stock dividends	(702)	(1,200)	(4,467)	(4,528)	(9,471)

Net (loss) attributable to common stockholders	$(6,331)	$(16,960)	$(6,527)	$(5,188)	$(8,885)

Basic net loss per share	$(54.88)	$(207.54)	$–	$–	$(315.96)
Weighted average number of common shares outstanding(2)	115,337	81,708	–	–	28,125

(1)
Amounts include stock-based compensation expense, as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)
				Restated
Maintenance and support cost of revenues	$–	$–	$–	$3	$3
Professional services cost of revenues	–	–	–	8	13
Research and development	–	–	–	12	19
Sales and marketing	–	281	125	154	110
General and administrative	–	844	375	333	91

	$–	$1,125	$500	$510	$236

(2)
There were no shares of common stock outstanding during 2005 and 2006 and there were no options, warrants or convertible securities whose effect would have been dilutive during 2003 through 2007.

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
			Restated	Restated
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,308	$2,168	$4,542	$7,780	$9,041
Working capital	66	(4,409)	(2,171)	1,411	8,474
Total assets	12,109	9,027	42,977	42,375	94,279
Deferred revenue	4,589	4,917	8,236	9,656	13,923
Long-term debt	19	–	–	285	74
Convertible preferred stock	42,090	62,658	89,358	6,151	116,783
Dividends declared	–	–	–	–	–
Total stockholders' (deficit) equity	(48,953)	(1,989)	14,252	13,675	(49,705)

Pro Forma Consolidated Statement of Operations Data

The following pro forma financial data has been prepared by our management to give effect to our merger with Proforma Corporation. The pro forma adjustments, which are based upon available information and upon assumptions that our management believes are reasonable, are described in the accompanying notes.

The unaudited pro forma statements of operations combine Metastorm's statement of operations with Proforma Corporation's for the seven month period ended July 31, 2007 to reflect our merger with Proforma Corporation as if such transaction had been completed and was effective as of January 1, 2007. The consideration for the merger on July 31, 2007 included approximately $25.0 million in cash and 9,364,400 shares of our Series AA preferred stock with a then fair market value of $1.34 per share, which was subsequently reduced to approximately $24.8 million in cash and 9,276,033 shares of our Series AA preferred stock as part of a purchase price recalculation. The merger with Proforma Corporation was accounted for using the purchase method.

The financial effects of our merger with Proforma Corporation as presented in the pro forma financial data are not necessarily indicative of the results of operations we would have obtained if the transaction had actually occurred on the dates described above, nor are they necessarily indicative of the results of our future operations. The pro forma financial data should be read in conjunction with the accompanying notes, which are an integral part of the pro forma information, and the historical financial statements of Metastorm and Proforma Corporation and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31, 2007(1)
	Metastorm	Proforma Corporation(2)	Total	Pro Forma Adjustments(3)		Metastorm Pro Forma
	(audited)	(unaudited)
			(in thousands)
Revenues:
Software licenses	$25,772	$4,588	$30,360	–		$30,360
Maintenance and support	17,092	2,153	19,245	(818	)(a)	18,427
Professional services	16,848	6,102	22,950	–		22,950

Total revenues	59,712	12,843	72,555	(818)		71,737
Cost of revenues:
Software licenses	2,129	–	2,129	–		2,129
Maintenance and support	1,476	227	1,703	–		1,703
Professional services	12,939	4,531	17,470	–		17,470

Total cost of revenues	16,544	4,758	21,302	–		21,302

Gross profit	43,168	8,085	51,253	(818)		50,435
Operating expenses:
Research and development	6,549	1,691	8,240	–		8,240
Sales and marketing	24,598	5,102	29,700	–		29,700
General and administrative	8,000	1,785	9,785	–		9,785
Depreciation	764	93	857	–		857
Amortization of intangible assets	3,778	–	3,778	2,834	(b)	6,612

Total operating expenses	43,689	8,671	52,360	2,834		55,194

Loss from operations	(521)	(586)	(1,107)	(3,652)		(4,759)
Other income (expense):
Change in valuation of derivative	(956)	–	(956)	–		(956)
Interest expense	(54)	(100)	(154)	–		(154)
Interest income	305	57	362	–		362
Other	(125)	62	(63)	–		(63)

Total other income	(830)	19	(811)	–		(811)

(Loss) income before income taxes	(1,351)	(567)	(1,918)	(3,652)		(5,570)
Income tax (benefit) expense	(1,937)	95	(1,842)	–		(1,842)

Net income (loss)	$586	$(662)	$(76)	$(3,652)		$(3,728)

(1)
On November 19, 2007, we acquired Process Competence BV, a Dutch private limited liability company, and its subsidiaries, and on November 30, 2007, we acquired substantially all of the assets of Spotlight Data Corporation, a Delaware corporation. Neither of these transactions had a material impact on our financial statements and, as such, are not included in the proforma financials above.

(2)
Derived from the historical consolidated statement of operations for Proforma Corporation for the period from January 1, 2007 through July 31, 2007.

(3)
Pro forma adjustments are made to reflect the following:

  (a)
  To adjust revenues for the discount to fair value of the acquired maintenance and support contractual obligations in accordance with Emerging Issues Task Force Issue No-01-3, Accounting in a Business Combination for Deferred Revenue of an Acquiree.

  (b)
  To record additional amortization of intangible assets identified in the purchase over their useful life ranging from one to seven years.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading global provider of enterprise architecture modeling, business process analysis and business process management software, which we call Metastorm Enterprise. Our comprehensive software offering enables our customers to understand, analyze, automate and continually improve their business processes. We believe that we are the only software provider to bring these critical, related functions together in a unified product offering. As of December 31, 2007, our products were deployed to approximately 1,150 customers in 37 countries, including 39 of the Fortune 100 companies, across a wide range of industries such as business services, financial services, government, healthcare, manufacturing and retail.

In recent years, we have experienced substantial growth, increasing our total revenues from $20.0 million for the year ended December 31, 2003 to $59.7 million for the year ended December 31, 2007, and we have reduced our net losses from $5.6 million to net income of $585,000 (including the impact of a $1.9 million income tax benefit) during that same period. We believe that our strategy of increasing sales of our software licenses to our existing customer base, expanding our direct sales force, expanding our third-party sales relationships and broadening our product offering and distribution capability through acquisitions has been instrumental to our historical revenues growth.

Some Important Aspects of Our Operations

We sell perpetual licenses for our software primarily through our direct sales force. We also utilize a network of resellers and system integrators who bundle or sell our software licenses together with their own products or sell our software licenses independently. In geographies where we do not have a direct sales presence, our resellers will sell licenses, services and provide first-line support for our software products.

Software license sales made through our third-party sales relationships generated approximately 28% of total software licenses revenues in 2007; however, a far greater percentage of our total revenues from software licenses results from referrals or some level of indirect influence from resellers or system integrators. We believe that we will need to continue to maintain close relationships with these resellers and system integrators if we expect to increase revenues and attain and maintain profitability. Additionally, our third-party sales relationships are an important component of our international growth strategy, as we seek to increase sales in countries where we already have a sales presence as well as expand sales in countries where we do not have a sales presence. Revenues generated by customers outside of North America represented 37%, 27% and 30% of total revenues for the years ended December 31, 2005, 2006 and 2007, respectively.

Since 2005, we have completed the following four acquisitions that expanded our software offerings, increased our distribution capabilities, provided us with additional professional services expertise and helped to increase our revenues:

•
In October 2005, we acquired substantially all of the assets of Tampa, Florida based CommerceQuest, Inc., a provider of integration software. The acquisition of such assets provided us with the technology that forms the basis of our Metastorm Integration Manager software offering. In addition, the acquisition expanded our customer base by approximately 58 customers and supplemented our BPM professional services expertise and capabilities.

•
In July 2007, Southfield, Michigan based Proforma Corporation, a leading provider of EA and BPA software merged with us. The merger expanded our software capabilities by adding EA and BPA functionality to our offerings. We currently market this software as Metastorm ProVision and Metastorm ProVisionBPA. In addition, this acquisition expanded our customer base by approximately 280 customers and supplemented our EA and BPA professional services expertise and capabilities.

•
In November 2007, we acquired Process Competence BV, a Dutch private limited liability company and a reseller of Metastorm ProVision and Metastorm ProVisionBPA, and its subsidiaries. The acquisition of Process Competence provided us with skilled ProVision professional services professionals as well as a direct sales presence in Belgium, France, Luxembourg and the Netherlands.

•
In November 2007, we acquired substantially all of the assets of Spotlight Data Solution, Inc., a Delaware corporation and a provider of process simulation and data collection software. The acquisition of such assets provided us with the technology that we now market as Metastorm Discovery.

Discussion of Consolidated Financial Information

Revenues

We derive our revenues from fees for software licenses, fees for maintenance and customer support and fees for a range of professional services. Our typical sale consists of (a) an upfront, perpetual end-user license fee, (b) a software maintenance arrangement that includes technical support and product updates and (c) in some situations, a separate professional services engagement for implementation, process consulting and analysis, product training and other professional services related to our software.

•
Software Licenses.  We derive the majority of our revenues from sales of perpetual licenses of our software, which allow our customers to use our software indefinitely. In situations where a reseller is involved, customers generally purchase our software licenses from the reseller who then provides us with the order for software licenses, net of any reseller commission due. We do not customize our software for a specific end user customer. Our revenues from software licenses generally fluctuate, and we expect them to continue to fluctuate on a quarterly basis primarily due to the uncertain and inconsistent timing of large purchases of our software licenses as well as some seasonality due to annual customer budget cycles, which historically has resulted in higher revenues in our third and fourth quarters.

•
Maintenance and Customer Support.  We generate revenues by providing our customers with technical support and software updates and upgrades. In substantially all of our sales of software licenses, our customers also have bought maintenance and support. Our software maintenance and support agreements typically cover a one year period and are priced based on a percentage of the software license fee. Payments for maintenance and support services are generally made in advance and are non-refundable. Revenues from maintenance and support are recognized ratably over the term of the agreement. We currently anticipate revenues from maintenance and support will continue to increase to the extent we are able to renew existing maintenance and support agreements, add additional customer contracts and have our existing customers license additional software from us.

•
Professional Services.  We also generate revenues by providing professional services, including implementation of our software and training and consulting for our software. We price our professional services on an hourly rate, and our customer agreements are usually on a time and materials basis. Fees for our professional services are charged separately from our fees for software licenses. Not all of our customers use our professional services. Our quarterly revenues from professional services have fluctuated predominantly due to varying and unpredictable demand for our services from our customer base, and do not necessarily coincide with purchases of software licenses by our customers in a particular quarter.

Cost of Revenues

Our cost of revenues consists primarily of the following:

•
Cost of Software Licenses.  Cost of software licenses consists primarily of referral commissions to third-party system integrators and royalties to third-party software developers for non-core technology embedded within our software. To a lesser extent, our cost of software licenses includes amortization of capitalized software.

•
Cost of Maintenance and Support.  Cost of maintenance and support represents compensation and other direct expenses for our staff of customer support professionals, including salary, variable compensation, benefits, travel and entertainment expenses and other direct employee costs.

•
Cost of Professional Services.  Cost of professional services represents compensation and other direct expenses for our staff of consultants and trainers, including salary, variable compensation, benefits, travel and entertainment expenses, and other direct employee costs. We also include the cost of our sub-contractors, who we hire to help deliver professional services, and the cost to rent temporary training facilities in cost of professional services.

Operating Expenses

We classify our operating expenses as follows:

•
Research and Development.  Research and development expenses consist primarily of compensation and benefits for our product innovation, product development, quality assurance and testing personnel, and other product delivery and development costs. In addition, we also include expenses paid to third-party consultants and contractors we engage to assist in quality assurance and testing of our products. We currently expense all research and development costs, as we do not believe our research and development activities achieve technical feasibility until actual release of the products. We expect that research and development expenses will increase in absolute dollars and as a percentage of revenues in the short term as we plan to expand our product development and product innovation teams to maintain product competitiveness and expand our product offering.

•
Sales and Marketing.  Sales and marketing expenses consist primarily of compensation and benefit costs for our direct sales, marketing and business development personnel, as well as other employee related expenses such as travel and entertainment. In addition, we include costs for our various marketing programs, which include subscriptions to industry research, advertising and promotional costs, marketing events such as trade shows and seminars and other sales lead generation activities. All marketing program costs are expensed as incurred. In order to continue our efforts to grow our business, brand and category awareness, we expect that we will continue to commit substantial resources to our sales and marketing efforts, and we expect sales and marketing expenses to continue to increase in absolute dollars but vary as a percentage of total revenues in the foreseeable future.

•
General and Administrative.  General and administrative expenses consist of compensation and benefits for executive, administrative, human resources, internal information technology support, finance and accounting, and legal personnel. In addition, general and administrative expenses include corporate overhead expenses such as rent for our various office locations, professional fees for legal and accounting advice, corporate insurance premiums and property and use taxes. We do not allocate these shared corporate overhead expenses. We expect that general and administrative expenses will increase as we plan to add personnel to the extent we are able to grow our business. In addition, we anticipate that we will incur additional expenses operating as a public company.

•
Depreciation.  Depreciation expense consists of depreciation expense for our fixed assets, such as computer equipment and software, office furniture and equipment and certain leasehold improvements. Depreciation is computed using the straight line method over the estimated useful life of the asset or, for assets acquired under capital leases and leasehold improvements, the straight line method over the shorter of the estimated useful life of the asset or the term of the lease.

•
Amortization of Intangible Assets.  Amortization of intangible assets are expenses related to the amortization of intangible assets such as technology, customer lists and backlog (services and maintenance) that we have acquired through acquisitions of other organizations. Intangible assets are amortized over their useful lives using a method that reflects the pattern in which the economic benefits of the assets are expected to be consumed, or on a straight line basis.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

We believe that, of our significant accounting policies, which are described in Note 3 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity, and require that we make estimates and assumptions. Accordingly, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We recognize substantially all of our revenues in accordance with Statement of Position No. 97-2, Software Revenue Recognition, or SOP 97-2, as amended by SOP 98-4 and SOP 98-9. Our software license arrangements typically contain multiple elements, including the software license, maintenance and support, and professional services. We establish persuasive evidence of an arrangement for each type of revenue transaction based on:

•
in the case of a direct software sale that includes maintenance and support, either a signed license agreement with the end user customer or a shrink-wrap license agreement embedded in the product, whereby the end user customer agrees to our standard terms and conditions;

•
in the case of an indirect software sale through resellers or system integrators, a signed distribution contract with a reseller or system integrator; or

•
in the case of professional services, including implementation support, training and other professional services, through the execution of a separate services arrangement.

For each arrangement, we defer revenue recognition until all of the following criteria have been met:

•
persuasive evidence of an arrangement exists (e.g., a signed contract);

•
delivery of the product has occurred and there are no remaining obligations or substantive customer acceptance provisions;

•
the fee is fixed or determinable; and

•
collection of the fee is probable.

Our software license fees are highly negotiable and we have not established vendor specific objective evidence of fair value of our licenses. We have established vendor specific objective evidence of fair value of our professional services based on daily service rates and for our maintenance and support based on consistent renewal pricing. As such, we recognize revenues using the residual method. If vendor specific objective evidence of fair value does not exist for any undelivered element of the arrangement, all revenue from the arrangement is deferred until the earlier of the point at which vendor specific objective evidence of fair value of such element can be determined or the element has been delivered. Changes in judgments and estimates about these assumptions could materially impact the timing of revenue recognition.

Accounting for Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, between the per share fair value of our common stock on the grant date and the per share exercise price of the related stock option. In accordance with APB Opinion No. 25, no compensation expense was recorded for employee stock options granted at an exercise price equal to or greater than the fair value of the underlying stock on the grant date.

All stock options awarded through December 31, 2005 were issued at an exercise price above the fair value of the common stock at the date of each grant, as determined by analysis prepared by our board of directors. During 2005, we issued options to purchase 71,667 shares of common stock at an exercise price of $0.28 per share, all of which had a grant date of February 2005. No options were granted between March 1, 2005 and December 31, 2005.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), using the prospective transition method which requires us to apply the provisions of SFAS No. 123(R) to awards granted, modified, repurchased or cancelled after the adoption date. Under the prospective transition method, non-vested option awards outstanding prior to January 1, 2006 continued to be accounted for in accordance with APB Opinion No. 25. Under SFAS No. 123(R), stock-based compensation expense with respect to an employee award is measured at the grant date, based on the estimated fair value of the award on the grant date. The grant date fair value of stock option awards is determined using the Black-Scholes option pricing model, which requires, among other things, an estimate of the fair value of the underlying common stock on the date of grant, the expected term of the award, and the expected volatility of the stock over the expected term of the related grants. The determined fair value is recognized as expense on a straight-line basis over the employee's requisite service period, which generally is the vesting period.

Historically we have issued options under our 1999 Plan and our 2004 Plan. Beginning in September 2004, all stock options were awarded under our 2004 Plan.

The following table summarizes stock option grants under our 2004 Plan since January 1, 2006:

Grant Date	Shares Granted	Exercise Price	Grant Date Fair Market Value
January 3, 2006	25,000	$0.28	$0.38
March 1, 2006	2,395,000	0.28	0.38
August 3, 2006	80,000	0.28	0.38
November 8, 2006	210,000	0.28	0.38
February 8, 2007	170,000	0.28	0.38
August 13, 2007	2,777,500	0.46	0.46
November 8, 2007	145,000	0.46	0.46
December 7, 2007	100,000	0.46	0.46

To determine the fair value of stock options granted after January 1, 2006, we have elected to use the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and assumptions as to volatility of our stock over the expected term of the related options, the expected term of the options, the risk-free interest rate and the option forfeiture rate. As there has been no public market for our common stock prior to this offering, we have determined the volatility for options granted in 2006 and 2007 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using the historical volatility for this peer group of companies for a period equal to the expected life of the option. The expected volatility for options granted during 2006 and 2007 was 72.0% and 52.5%, respectively. We have used the average of the expected terms used by a peer group of companies as our historical option exercise experience does not provide a reasonable basis upon which to estimate expected term. Therefore, the expected term of options granted during 2006 and 2007 was 5.0 and 5.4 years, respectively. For 2006 and 2007, the weighted-average risk-free interest rate used was 4.5% and 4.6%. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock, therefore, the expected dividend yield is assumed to be zero. In addition, SFAS 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS 123. As a result, we applied an estimated annual forfeiture rate of 13% in 2006 and 2007 in determining the expense recorded in our consolidated statement of operations.

For the years ended December 31, 2006 and 2007, we recorded expense of approximately $135,000 and $236,000, respectively, in connection with stock-based awards accounted for under SFAS 123(R). As of December 31, 2007, unrecognized stock-based compensation expense of non-vested stock options was $1.0 million. As of December 31, 2007, the unrecognized stock-based compensation expense is expected to be recognized using the straight line method over the required service period of the options. We expect stock-based compensation expense to increase in absolute dollars as a result of the adoption of SFAS 123(R). The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors, including the number of stock options issued and the volatility of our stock price over time. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest. If the actual number of forfeitures differs from that estimated by management, we will be required to record adjustments to stock-based compensation expense in future periods.

Given the absence of an active market for our common stock, our management and board of directors which we believe had extensive business, finance or venture capital experience, estimated the fair value of our common stock for purposes of determining exercise prices for the options we granted based on internal valuation estimates, cash transactions involving our preferred stock, and data provided by an independent valuation specialist. In assessing the fair value of our common stock, we considered numerous objective and subjective factors, including the following:

•
our financial position and historical operating and financial performance, including progress against planned metrics and software application development activities;

•
our financial projections and future prospects;

•
the fact that option grants involved illiquid securities of a private company;

•
the stock price performance of selected publicly-held companies identified as being comparable to us; and

•
the consideration received in connection with the issuance of shares of our preferred stock to outside investors in arm's-length transactions and the related rights and preferences associated with such preferred stock.

Our board of directors and management believe the valuation methodology employed for each date of determination provided a reasonable basis for estimating the fair value of our common stock.

For options that we granted during the periods January 2006, February 2006 and August 2006, we determined the fair value of our common stock was $0.38. Our board of directors, assisted by management, performed a valuation effective as of October 31, 2005 to make that determination. Our board of directors considered valuation data using both an income approach and a market approach. For the income approach, our board of directors considered the discounted cash flow method, which, in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, determines the present value of the expected future economic benefit to an equity holder by application of an appropriate discount rate. Our estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, projections, working capital requirements and capital expenditure requirements, all of which affect cash flows, were calculated through the fiscal year ending December 31, 2012. A 24% weighted average cost of capital was used to discount our estimates of cash flows. Added to these discounted cash flows was the present value of our terminal value, that was determined by capitalizing 2012 discounted cash flow using a 3% historical inflation rate as the growth rate. For the market approach, our board of directors considered comparable public company market multiples only in determining an aggregate revenue multiple to value us on a minority interest basis. Our board of directors determined that a range of 1.2 to 1.5 times our trailing twelve month revenues of approximately $22.0 million was an appropriate multiple. Both the income approach and the market approach yielded a similar enterprise valuation. To determine the discount for lack of marketability, our board of directors relied on academic studies that compare the prices of publicly-traded common equity securities with those of restricted securities of the same corporation and a put option analysis. The studies indicated a marketability discount of 33%. For some publicly-traded stocks, a stockholder can purchase a long-term put option to ensure against a price drop during the term of the put. The price of the put provides market evidence of what investors are willing to pay to guarantee marketability. The put option analysis indicated a discount 17%. Our board of directors applied equal weight to the discounts indicated by the studies and put analysis which yielded a marketability discount of 25%.

For options that we granted during the periods November 2006 and February 2007, we determined the fair value of our common stock was $0.38. Our board of directors, assisted by management, performed a valuation effective November 2006 to make that determination. Our board of directors considered valuation data using both an income approach and a market approach. For the income approach, our board of directors considered the discounted cash flow method, which, in accordance with the Practice Aid, determines the present value of the expected future economic benefit to an equity holder by application of an appropriate discount rate. Our EBITDA projections, working capital requirements and capital expenditure requirements, all of which affect cash flows, were calculated through the fiscal year ending December 31, 2012. A 17.3% weighted average cost of capital was used to discount our estimates of cash flows. Added to these discounted cash flows was the present value of our terminal value, that was determined by capitalizing 2012 discounted cash flow using a 4% perpetual growth rate. For the market approach, our board of directors considered comparable public company market multiples only in determining an aggregate revenue multiple to value us on a minority interest basis. Our board determined that approximately 1.87 times our trailing twelve months of revenues of approximately $22.0 million was an appropriate multiple. A 40% and 60% weight was applied to the enterprise values determined by the income approach and market approach, respectively. To determine the discount for lack of marketability, our board of directors relied on academic studies that compare the prices of publicly-traded common equity securities with those of restricted securities of the same corporation and a put option analysis. The studies indicated a marketability discount of 33%. For some publicly-traded stocks, a stockholder can purchase a long-term put option to ensure against a price drop during the term of the put. The price of the put provides market evidence of what investors are willing to pay to guarantee marketability. The put option analysis indicated a discount 13%. Our board of directors applied equal weight to the discounts indicated by the studies and put analysis which yielded a marketability discount of 23%.

For options that we granted during the period August 2007 to December 2007, we determined the fair value of our common stock was $0.46. Our board of directors, assisted by management, performed a valuation dated July 31, 2007 to make that determination. Our board of directors considered valuation data using both an income approach and a market approach. For the income approach, our board of directors considered the discounted cash flow method, which, in accordance with the Practice Aid, determines the present value of the expected future economic benefit to an equity holder by application of an appropriate discount rate. Our EBITDA projections, working capital requirements and capital expenditure requirements, all of which affect cash flows, were calculated through the fiscal year ending December 31, 2016. A 17.8% weighted average cost of capital was used to discount our estimates of cash flows. Added to these discounted cash flows was the present value of our terminal value, that was determined by capitalizing 2016 discounted cash flow using a 3.5% perpetual growth rate. For the market approach, our board of directors considered comparable public company market multiples only in determining an aggregate revenue multiple to value us on a minority interest basis. Our board of directors determined that approximately 1.74 times our trailing twelve months of revenues of approximately $65.0 million was an appropriate multiple. The trailing twelve months of revenues used for the market approach was on a pro forma basis including the unaudited revenues for the same period of Proforma Corporation, which was merged into us on July 31, 2007. Both the income approach and the market approach yielded a similar enterprise valuation. To determine the discount for lack of marketability, our board of directors relied on academic studies that compare the prices of publicly-traded common equity securities with those of restricted securities of the same corporation and a put option analysis. The studies indicated a marketability discount of 33%. For some publicly-traded stocks, a stockholder can purchase a long-term put option to ensure against a price drop during the term of the put. The price of the put provides market evidence of what investors are willing to pay to guarantee marketability. The put option analysis indicated a discount 12%. Our board of directors applied equal weight to the discounts indicated by the studies and put analysis which yielded a marketability discount of 23%.

In September 2004, we awarded to certain key executives 1,443,780 restricted stock units, or the Units, under the 2004 Plan. Each Unit entitles the grantee to the issuance of one share of our Series AA preferred stock. Fifty percent of the Units vested immediately and 50% vested ratably over eight consecutive calendar quarters from the grant date. As of December 31, 2007, no shares have been issued for the Units. The Units were valued on the measurement date (grant date) based on the fair value of the Series AA preferred stock. The total value of the Units was determined to be $2,000,674, which was amortized as stock compensation expense over the vesting period of such Units. As of December 31, 2006, the Units were fully vested and were fully amortized as stock compensation expense.

Accounting for Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting No. 109, Accounting for Income Taxes. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. To date, for U.S. federal and state income tax purposes, we have operated in a loss position and have accumulated $19.8 million and $20.0 million of U.S. federal and state net operating loss carry forwards, respectively, as of December 31, 2007. The future use of these net operating loss carry forwards may be significantly limited by changes in our ownership. For U.K. income tax purposes, we have also accumulated $25.1 million of net operating loss carry forwards as of December 31, 2007.

In the past several years we have consistently utilized a portion of certain U.K. separate company carry forwards to offset current taxable income and accordingly as of December 31, 2007, we have recognized a deferred tax asset of $2.5 million for the remaining carry forward. As of December 31, 2007, we recorded a full valuation allowance against our remaining net deferred tax assets, including deferred tax assets generated by net operating loss carry forwards in the U.S. and certain U.K. separate company net operating loss carry forwards. Our U.S. net operating loss carry forwards begin to expire in 2017. We expect that, to the extent we have taxable income in years before their expiration, these net operating loss carry forwards will impact our effective tax rate. Our U.K. net operating loss carry forwards are not subject to limitation or expiration.

In determining our net deferred tax assets and valuation allowances, we are required to make judgments and estimates related to projections of domestic and foreign profitability, the timing and extent of the utilization of net operating loss carry forwards, changes in applicable tax laws, transfer pricing methods, and prudent and feasible tax planning strategies. However, judgments and estimates related to our projections and assumptions are inherently uncertain; therefore, actual results could differ materially from our projections, which could impact the carrying value of our net deferred tax assets in future periods.

We adopted FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 clarifies the accounting for uncertain income tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 provides that a company should use a more-likely-than-not recognition threshold based on the technical merits of the income tax position taken. Income tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements.

Allowance for Doubtful Accounts

We have established an allowance for doubtful accounts, which represents our best estimate of probable losses inherent in the accounts receivable balance. We evaluate specific accounts when we become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its liquidity or financial viability, credit ratings or bankruptcy. Each quarter, we adjust this allowance based upon management's review and assessment of each category of receivable. While actual credit losses have historically been within management's expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates we have in the past. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Business Combinations and Goodwill

We have completed acquisitions of businesses that have resulted in the recording of identifiable intangible assets based on the estimated fair value of those assets and goodwill in our financial statements. Intangible assets consist of acquired customer relationships, purchased technology and backlog. Intangible assets are amortized over their useful lives using a method that reflects the pattern in which the economic benefits of the assets are expected to be consumed or on a straight-line basis. Accounting for these acquisitions requires us to make determinations about the fair value of assets acquired, including intangible assets, and liabilities assumed that involve estimates and judgments. We determine the fair value of the identified intangible assets with the assistance of an independent appraisal.

We test our goodwill for impairment annually on October 1, or whenever events or changes in circumstances indicate impairment may have occurred. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions and a variety of other circumstances. We conducted the most recent annual impairment test on October 1, 2007 with no resulting impairment.

Impairment of Long-Lived Assets

We assess the impairment of our intangible and other long-lived assets when events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment charge is recognized when the sum of the expected future undiscounted net cash flows is less than the carrying value of the asset. An impairment charge would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset being evaluated for impairment. Any resulting impairment charge would be included in our results of operations.

Results of Operations

The following table sets forth certain selected consolidated financial information as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2003	2004	2005	2006	2007
			Restated	Restated
Consolidated Statements of Operations Data:
Revenues:
Software licenses	65%	55%	50%	42%	43%
Maintenance and support	20	29	31	31	29
Professional services	15	16	19	27	28

Total revenues	100	100	100	100	100

Cost of revenues:
Software licenses	3	5	5	4	4
Maintenance and support(1)	2	3	3	2	2
Professional services(1)	13	12	14	23	22

Total cost of revenues	18	20	22	29	28

Gross profit	82	80	78	71	72
Operating expenses:
Research and development(1)	6	11	9	11	11
Sales and marketing(1)	58	71	45	38	41
General and administrative(1)	22	37	21	17	13
Depreciation	1	1	1	1	1
Write-down of capitalized software costs to net realizable value	–	–	3	–	–
Amortization of intangible assets	–	–	2	4	7
Business restructuring charges	–	4	4	–	–

Total operating expenses	87	124	85	71	73

Loss from operations	(5)	(44)	(7)	–	(1)
Interest and other (expense) income, net	(23)	(41)	(1)	(1)	(1)

(Loss) income before income taxes	(28)	(85)	(8)	(1)	(2)
Income tax expense (benefit)	–	–	–	1	(3)

Net (loss) income	(28)%	(85)%	(8)%	(2)%	1%

(1)
Amounts include stock-based compensation expense, as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007
				Restated
Maintenance and support cost of revenues	0%	0%	0%	0%	0%
Professional services cost of revenue	–	–	–	–	–
Research and development	–	–	–	–	–
Sales and marketing	–	2	1	–	–
General and administrative	–	4	1	1	–

	0%	6%	2%	1%	0%

Our independent auditors identified and informed us that we had a material weakness (as defined under the standards established by the Public Company Accounting Oversight Board—U.S.) with respect to our accounting and reporting of certain complex transactions, as more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. As a result of this material weakness, we restated our consolidated financial statements as of and for the years ended December 31, 2005 and 2006.

Twelve Months Ended December 31, 2007 Compared To Twelve Months Ended December 31, 2006

Revenues

	Year Ended December 31,
	2006		2007		Year-to-Year Change
	Amount	Percentage of Total Revenues	Amount	Percentage of Total Revenues	Amount	Percentage Change
	(in thousands, except percentages)
Software licenses	$17,772	42%	$25,772	43%	$8,000	45%
Maintenance and support	12,861	31	17,092	29	4,231	33
Professional services	11,421	27	16,848	28	5,427	48

Total revenues	$42,054	100%	$59,712	100%	$17,658	42%

Our total revenues were $59.7 million in 2007, an increase of $17.6 million, or 42%, over total revenues of $42.1 million in 2006. Of the $17.6 million increase in total revenues, revenues from software licenses represented $8.0 million, or 45%, of the total increase, maintenance and support represented $4.2 million, or 24%, of the total increase, while professional services represented $5.4 million, or 31%, of the total increase.

Revenues from software licenses represented 43% of our total revenues in 2007, up from 42% of total revenues in 2006. Maintenance and support represented 29% of our total revenues in 2007, down from 31% in 2006, while revenues from professional services represented 28% of our total revenues in 2007, up from 27% in 2006.

Software Licenses.    Revenues from software licenses in 2007 totaled $25.8 million, an increase of $8.0 million, or 45%, over revenues from software licenses of $17.8 million in 2006. The increase was evenly split between an increase in sales to our existing customers and software license revenues resulting from our merger with Proforma Corporation in July 2007. We did not materially increase our prices for software licenses in 2007.

Maintenance and Support.    Revenues from maintenance and support were $17.1 million in 2007, an increase of $4.2 million, or 33%, over revenues from maintenance and support of $12.9 million in 2006. The increase was primarily the result of continued growth in revenues from software licenses. Approximately 30% of the increase in maintenance and support revenues was due to the additional maintenance revenues acquired as a result of our merger with Proforma Corporation in July 2007.

Professional Services.    Revenues from professional services totaled $16.8 million in 2007, an increase of $5.4 million, or 48%, over revenues from professional services of $11.4 million in 2006. Approximately 90% of the increase resulted from our merger with Proforma Corporation in July 2007.

Cost of Revenues, Gross Profit and Gross Profit Margin

	Year Ended December 31,
	2006		2007		Year-to-Year Change
	Amount	Gross Profit Margin	Amount	Gross Profit Margin	Amount	Percentage Change
	Restated
		(in thousands, except percentages)
Cost of software licenses	$1,526	91%	$2,129	92%	$603	40%
Cost of maintenance and support	960	93	1,476	91	516	54
Cost of professional services	9,506	17	12,939	23	3,433	36

Total cost of revenues	$11,992		$16,544		$4,552	38

Gross profit	$30,062	71%	$43,168	72%	$13,104	44%

Our cost of revenues totaled $16.5 million in 2007, an increase of $4.5 million, or 38%, over cost of revenues of $12.0 million in 2006. The largest component of our increase in cost of revenues was the cost of revenues from professional services, which increased $3.4 million, representing 75% of the total increase, followed by a $604,000 increase in our cost of revenues from software licenses, representing 13% of the total increase. Our cost of revenues from maintenance and support increased $516,000, representing 11% of the total increase.

Our gross profit in 2007 totaled $43.2 million, an increase of $13.1 million, or 44%, over gross profit of $30.1 million in 2006. The majority of the increase in our total gross profit was due to increases in our gross profit from software licenses, which increased by $7.4 million, or 46%, in 2007 as compared to 2006, as well as increased gross profit from maintenance and support, which increased $3.7 million, or 31%, in 2007 as compared to 2006.

Our 2007 gross profit margin increased slightly to 72% in 2007 from 71% in 2006.

Cost of Software Licenses and Gross Profit.    Our cost of software licenses in 2007 totaled $2.1 million, an increase of $604,000, or 40%, over cost of software licenses of $1.5 million in 2006. The increase in 2007 was predominantly due to higher third-party referral commissions, which was partially offset by lower amortization of capitalized software.

Our gross profit on software licenses of $23.6 million in 2007 was $7.4 million, or 46%, higher than gross profit on software licenses of $16.2 million in 2006. The increase in gross profit on software licenses was principally due to an increase in sales of software licenses, which exceeded the growth in the related cost of software licenses. Our gross profit margin on software licenses increased in 2007 predominantly due to lower amortization from capitalized software development costs, which declined to 1% of revenues from software licenses in 2007 as compared to 3% of revenues from software licenses in 2006.

Cost of Maintenance and Support and Gross Profit.    Our cost of maintenance and support in 2007 totaled $1.5 million, an increase of $516,000, or 54%, over cost of maintenance and support of $960,000 in 2006. Our increase in cost of revenues from maintenance and support was substantially due to higher headcount required to support our expanding customer base in 2007 as compared to 2006.

Our gross profit on maintenance and support in 2007 totaled $15.6 million, an increase of $3.7 million, or 31%, over gross profit on maintenance and support of $11.9 million in 2006. Our gross profit on maintenance and support increased predominantly due to higher revenues from maintenance and support in 2007. Our gross profit margin on maintenance and support decreased principally due to the increased headcount of our customer support staff.

Cost of Professional Services and Gross Profit.    Cost of professional services totaled $12.9 million in 2007, an increase of $3.4 million, or 36%, over the cost of professional services of $9.5 million in 2006. Our increase in cost of professional services was due principally to increases in our consulting and training headcount as a result of our merger with Proforma Corporation in July 2007. This increase in headcount related cost was partially offset by lower costs for sub-contractors in 2007, given our higher employee headcount and reduced need for third-party professional services support.

Our gross profit on professional services totaled $3.9 million in 2007, an increase of $2.0 million, or 104%, over gross profit on professional services of $1.9 million in 2006. Our gross profit on professional services increased in 2007 due to growth in revenues from professional services which exceeded the growth in related cost of professional services. Our gross profit margin on professional services was 23% in 2007, up from 17% in 2006. Professional services gross profit margin increased predominantly due to improved billable utilization of our staff in 2007 as compared to 2006, including a related decrease in our use of more expensive sub-contractors in 2007.

Operating Expenses

	Year Ended December 31,
	2006		2007		Year-to-Year Change
	Amount	Percentage of Total Revenues	Amount	Percentage of Total Revenues	Amount	Percentage of Total Revenues
	Restated
	(in thousands, except percentages)
Research and development	$4,474	11%	$6,549	11%	$2,075	46%
Sales and marketing	16,018	38	24,598	41	8,580	54
General and administrative	7,195	17	8,000	13	805	11
Depreciation	523	1	764	1	241	46
Amortization of intangible assets	1,700	4	3,778	7	2,078	122

Total operating expenses	$29,910	71%	$43,689	73%	$13,779	46%

Research and Development.    Our research and development expense in 2007 totaled $6.5 million, an increase of $2.0 million, or 46%, from $4.5 million in 2006. The increase was primarily due to increased headcount related to our merger with Proforma Corporation in July 2007, as well as costs required to continue to develop and enhance Metastorm Enterprise.

Sales and Marketing.    Our sales and marketing expense totaled $24.6 million in 2007, an increase of $8.6 million, or 54%, from $16.0 million in 2006. The majority of this increase was attributable to additional sales and marketing headcount as a result of our merger with Proforma Corporation in July 2007 and, to a lesser extent, the increased costs associated with the expansion of our sales and marketing personnel. In addition, we incurred higher variable compensation costs paid to sales personnel due to our increased revenue, and we increased our marketing program expenses to support expanded lead generation and branding activities.

General and Administrative.    General and administrative expenses totaled $8.0 million in 2007, an increase of $805,000, or 11%, over $7.2 million in 2006. A portion of the increase was due to increased support staff, required to expand our infrastructure to support a larger operation, partly offset by a decline in stock-based compensation expenses.

Depreciation.    Depreciation expenses totaled $764,000 in 2007, an increase of $241,000, or 46%, over $523,000 in 2006. The increase in depreciation expenses is a result of increased fixed assets, including fixed assets acquired in our merger with Proforma Corporation in July 2007.

Amortization of Intangible Assets.    Amortization of intangible assets in 2007 totaled $3.8 million, an increase of $2.1 million, or 122%, over amortization of intangible assets of $1.7 million in 2006. The increase in amortization of intangible assets was due to the addition of intangible assets from the 2007 merger with Proforma Corporation and, to a lesser extent, the 2007 stock acquisition of Process Competence and asset acquisition from Spotlight Data, and the resulting amortization of additional intangible assets purchased in these acquisitions.

Interest and Other Income (Expense), Net.

Our interest and other expense, net increased by $408,000, to $830,000 in 2007 compared to $422,000 in 2006. The increase in 2007 was primarily due to the increase in fair value of derivatives, which was offset by a decrease in interest expense due to the repayment of our $2.1 million outstanding credit line in October 2006.

Income Tax Expense (Benefit).

In the past several years we have consistently utilized a portion of certain U.K. separate company carry forwards to offset current taxable income and accordingly, as of December 31, 2007, we have recognized a deferred tax benefit of $2.1 million for the remaining carry forward offset by income tax expense of $119,000. As of December 31, 2007, we recorded a full valuation allowance against our remaining net deferred tax assets, including deferred tax assets generated by net operating loss carry forwards in the United States and certain U.K. separate company net operating loss carry forwards in the United Kingdom.

Twelve Months Ended December 31, 2006 Compared To Twelve Months Ended December 31, 2005

Revenues

	Year Ended December 31,
	2005		2006		Year-to-Year Change
	Amount	Percentage of Total Revenues	Amount	Percentage of Total Revenues	Amount	Percentage of Total Revenues
	(in thousands, except percentages)
Software licenses	$12,746	50%	$17,772	42%	$5,026	39%
Maintenance and support	7,715	31	12,861	31	5,146	67
Professional services	4,854	19	11,421	27	6,567	135

Total revenues	$25,315	100%	$42,054	100%	$16,739	66%

Our total revenues were $42.1 million in 2006, an increase of $16.8 million, or 66%, over total revenues of $25.3 million in 2005. Of the $16.8 million increase in total revenues, software licenses represented $5.0 million, or 30%, of the total increase, revenues from maintenance and support represented $5.1 million, or 31%, of the total increase, while revenues from professional services represented $6.6 million, or 39%, of the total increase.

Revenues from software licenses represented 42% of our total revenues in 2006, down from 50% of total revenues in 2005. Revenues from maintenance and support represented 31% of our total revenues in 2006 and 2005, while revenues from professional services represented 27% of our total revenues in 2006, up from 19% in 2005.

Software Licenses.    Our revenues from software licenses in 2006 totaled $17.8 million, an increase of $5.1 million, or 39%, over revenues from software licenses of $12.7 million in 2005. The increase was primarily the result of increased revenues from software licenses related to our acquisition of assets from CommerceQuest in October 2005 and specifically sales of licenses for Metastorm Integration Manager and, to a lesser extent, an increase in sales to our existing customers. We did not materially increase our prices for software licenses in 2006.

Maintenance and Support.    Our revenues from maintenance and support were $12.9 million in 2006, an increase of $5.2 million, or 67%, over revenues from maintenance and support of $7.7 million in 2005. The increase was primarily the result of our acquisition of assets from CommerceQuest in October 2005, and the related benefit of a full-year of revenues from maintenance and support in 2006 from customers acquired from CommerceQuest, as well as continued growth in sales of software licenses.

Professional Services.    Our revenues from professional services totaled $11.4 million in 2006, an increase of $6.5 million, or 135%, over revenues from professional services of $4.9 million in 2005. The majority of the increase in revenues from professional services was the result of our acquisition of assets from CommerceQuest in October 2005 and, to a lesser extent, increased demand for our services from our large customers.

Cost of Revenues, Gross Profit and Gross Profit Margin

	Year Ended December 31,
	2005		2006		Year-to-Year Change
	Amount	Gross Profit Margin	Amount	Gross Profit Margin	Amount	Percentage Change
			Restated
	(in thousands, except percentages)
Cost of software licenses	$1,257	90%	$1,526	91%	$269	21%
Cost of maintenance and support	788	90	960	93	172	22
Cost of professional services	3,596	26	9,506	17	5,910	164

Total cost of revenues	$5,641		$11,992		$6,351	113

Gross profit	$19,673	78%	$30,062	71%	$10,388	53%

Our cost of revenues totaled $12.0 million in 2006, an increase of $6.4 million, or 113%, over total cost of revenues of $5.6 million in 2005. The majority of our increase in cost of revenues was for the cost of professional services, which increased $5.9 million, representing 93% of the total increase.

Our gross profit in 2006 totaled $30.1 million, an increase of $10.4 million, or 53%, over total gross profit of $19.7 million in 2005. The increase in our total gross profit was predominantly due to increases in our gross profit from software licenses, which increased by $4.7 million, or 41%, in 2006 as compared to 2005, as well as gross profit from maintenance and support, which increased $5.0 million, or 72%, in 2006 as compared to 2005.

Our 2006 gross profit margin of 71% was lower than the 78% gross profit margin achieved in 2005. The lower gross profit margin in 2006 as compared to 2005 was the result of our revenues mix, as lower margin revenues from professional services increased to 27% of our total revenues in 2006 as compared to 19% in 2005.

Cost of Software Licenses and Gross Profit.    Our cost of software licenses in 2006 totaled $1.5 million, an increase of $268,000, or 21%, over cost of software licenses of $1.3 million in 2005. The increase in 2006 was predominantly due to higher royalties related to increased sales of non-core software modules sold with our software license offerings.

Our gross profit on software licenses of $16.2 million in 2006 was $4.7 million, or 41%, higher than gross profit on software licenses of $11.5 million in 2005. The increase in gross profit on software licenses was principally due to growth in revenues from software licenses which exceeded the growth in the related cost of software licenses. Our gross profit margin on revenues from software licenses increased in 2006 predominantly due to higher revenues from software licenses.

Cost of Maintenance and Support and Gross Profit.    Our cost of maintenance and support in 2006 totaled $960,000, an increase of $172,000, or 22%, over cost of maintenance and support of $788,000 in 2005. The increase was primarily the result of our acquisition of assets from CommerceQuest in October 2005, and the related full-year of CommerceQuest maintenance and support costs in 2006 as compared to 2005.

Our gross profit on maintenance and support in 2006 totaled $11.9 million, an increase of $5.0 million, or 72%, over gross profit on maintenance and support of $6.9 million in 2005. Our gross profit on maintenance and support increased predominantly due to higher revenues from maintenance and support in 2006. Our gross profit margin on revenues from maintenance and support of 93% in 2006 was higher than the 90% in 2005, predominantly due to higher overall revenues from maintenance and support, which exceeded the growth in related cost of revenues from maintenance and support.

Cost of Professional Services and Gross Profit.    Cost of professional services totaled $9.5 million in 2006, an increase of $5.9 million, or 164%, over cost of professional services of $3.6 million in 2005. Our increase in cost of professional services was due principally to an increase in our professional services headcount, the majority of which was a result of the acquisition of assets from CommerceQuest in October 2005, as well as significantly higher costs for sub-contractors to meet increased demand for professional services.

Our gross profit on professional services totaled $1.9 million in 2006, an increase of $657,000, or 52%, over gross profit on professional services of $1.3 million in 2005. Our gross profit on revenues from professional services increased in 2006 due to an increase in revenues from professional services, partly offset by a decrease in professional services gross profit margin. Our gross profit margin on revenues from professional services was 17% in 2006, a significant decrease from 26% in 2005. Professional services gross profit margin decreased predominantly due to our increased use of more expensive non-employee sub-contractors to meet increased demand for professional services.

Operating Expenses

	Year Ended December 31,
	2005		2006		Year-to-Year Change
	Amount	Percentage of Total Revenues	Amount	Percentage of Total Revenues	Amount	Percentage Change
			Restated
	(in thousands, except for percentages)
Research and development	$2,141	9%	$4,474	11%	$2,333	109%
Sales and marketing	11,434	45	16,018	38	4,584	40
General and administrative	5,416	21	7,195	17	1,779	33
Depreciation	379	1	523	1	144	38
Write-down of software development	678	3	–	–	(678)	(100)
Amortization of intangible assets	425	2	1,700	4	1,275	300
Business restructuring charges	950	4	–	–	(950)	(100)

Total operating expenses	$21,423	85%	$29,910	71%	$8,487	40%

Research and Development.    Our research and development expenses in 2006 totaled $4.5 million, an increase of $2.4 million, or 109%, from $2.1 million in 2005. The increase was primarily due to increased research and development headcount due to the acquisition of assets from CommerceQuest in October 2005.

Sales and Marketing.    Our sales and marketing expenses totaled $16.0 million in 2006, an increase of $4.6 million, or 40%, from $11.4 million in 2005. The majority of this increase was attributable to additional sales and marketing headcount as a result of the acquisition of assets from CommerceQuest in October 2005, increased variable compensation related to higher revenues and increased marketing program costs.

General and Administrative.    General and administrative expenses totaled $7.2 million in 2006, an increase of $1.8 million, or 33%, over $5.4 million in 2005. A significant portion of the increase was due to increased support staff required to support a larger business operation, as well as increased infrastructure costs such as office facilities, from the assets acquired from CommerceQuest in October 2005, partly offset by a decline in stock-based compensation.

Depreciation.    Depreciation expenses totaled $523,000 in 2006, an increase of $144,000, or 38% over $379,000 in 2005. The increase in depreciation expenses is a result of increased fixed assets to support our larger organization, including fixed assets from CommerceQuest.

Write-Down of Software Development and Business Restructuring Charges.    In 2004, we engaged a third-party firm to develop certain software that was never marketed. In 2005, we terminated our relationship with the third-party firm and wrote-off the value of the entire cost of this development effort, which totaled $678,000. Additionally, in 2005 we incurred $950,000 in business restructuring charges related to re-organizing and streamlining our operations. The charges included one-time termination benefits and related facility consolidation. This restructuring streamlined management of our United Kingdom operations and centralized our global customer support function in the United States. This restructuring was completed in 2005. We incurred no write-down of software development or business restructuring charges in 2006.

Amortization of Intangible Assets.    Amortization of intangible assets expense in 2006 totaled $1.7 million, an increase of $1.3 million, or 300%, over amortization of intangible assets expense of $425,000 in 2005. The increase in amortization of intangible assets expense is due to the acquisition of assets from CommerceQuest in October 2005. As a result, we incurred three months of amortization of intangible assets related to this acquisition in 2005 and 12 months of amortization of intangible assets in 2006.

Interest and Other Expense, Net.    Our interest and other expense, net, decreased by $209,000, to $422,000 in 2006, compared to expense of $213,000 in 2005. The increased expense in 2006 was primarily due to the increase in fair value of derivatives which was offset by an increase in interest income due to interest earned on our higher average cash balance during 2006 as compared to 2005.

Liquidity and Capital Resources

Since our inception, we have principally funded our operations through issuances of preferred stock, cash flows from operations and, to a lesser extent, bank borrowings. As of December 31, 2007, we had cash and cash equivalents of $9.0 million.

	Year Ended December 31,
	2005	2006	2007
	Restated	Restated
	(in thousands)
Net cash (used in) provided by operating activities	$(1,540)	$6,931	$(348)
Net cash used in investing activities	(2,019)	(1,183)	(27,363)
Net cash provided by (used in) financing activities	6,313	(2,566)	28,935

Net cash (used in) provided by operating activities.    Our net cash from operating activities has resulted from our net losses or net income, the add back of non-cash expense items such as depreciation and amortization and stock-based compensation, and changes in working capital accounts, such as accounts receivable and deferred revenue. Net cash (used in) provided by operating activities was $(348,000) in 2007, $6.9 million in 2006 and $(1.5) million in 2005.

In 2007, we generated net income of $585,000 which included the impact of a $1.9 million income tax benefit and non-cash expenses of $5.8 million, the largest component of which was $3.8 million in amortization of acquired intangibles. The remaining components included $956,000 for the change in fair value of a derivative, $764,000 in depreciation of fixed assets and $366,000 in amortization of capitalized software development costs. Other uses of cash in operating activities included an increase in accounts receivable of $9.3 million and an increase in deferred income taxes of $2.1 million, partially offset by an increase in deferred revenue of $2.7 million and an increase in accounts payable and accrued expenses of $2.2 million.

In 2006, we generated a net loss of $659,000, which included non-cash expenses of $4.3 million, primarily consisting of $1.7 million in amortization of acquired intangibles, $523,000 in depreciation, $433,000 for the change in fair value of a derivative, $481,000 in capitalized software amortization and $510,000 in stock-based compensation. Our accounts receivable generated $3.4 million in cash in 2006 and our deferred revenue increased $1.0 million.

In 2005, we generated a net loss of $2.1 million, which included non-cash charges of $2.4 million, primarily consisting of a $678,000 write-off of impaired assets, $500,000 in stock-based compensation, $482,000 in capitalized software amortization, $425,000 in amortization of intangible assets and $379,000 in depreciation.

Net cash used in investing activities.    Net cash used in investing activities was $2.0 million, $1.2 million, and $27.4 million in 2005, 2006 and 2007, respectively, consisting primarily of purchases of property, equipment and software applications and, to a lesser extent, capitalization of software in 2005. In addition, we used $27.2 million of our cash for acquisitions in 2007. In 2008, we expect to significantly increase our capital expenditures, which we anticipate will total approximately $2.6 million, as we upgrade our technology infrastructure and implement systems and controls required to operate as a public company.

Net cash provided by (used in) financing activities.    Net cash provided by financing activities was $6.3 million and $28.9 million in 2005 and 2007, respectively, while net cash used in financing activities was $2.6 million in 2006.

In 2007, cash provided by financing activities was predominantly due to our July 2007 sale of $29.8 million of Series CC preferred stock, while cash used in 2006 was principally the result of repaying our $3.1 million credit line with Comerica Bank. Cash provided in 2005 was the result of the sales of $5.2 million of Series BB preferred stock and borrowings under our Comerica Bank credit line of approximately $2.7 million.

We expect that the net proceeds from this offering, together with our existing cash and any cash generated from operations, should be sufficient to satisfy our anticipated operating cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, if any, the level of investment in our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new products and enhancements to existing products, and the levels of market acceptance of our software. To the extent that funds generated by this offering, together with existing cash and cash from operations, are not sufficient to fund our future activities, we may need to raise additional funds through public or private sales of equity or one or more debt financings. Although we are currently not a party to any agreement or letter of intent and are not actively engaged in negotiations with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing earlier than anticipated. Additional funds may not be available on terms acceptable to us or at all.

Contractual Obligations

Our principal commitments consist of a note payable to the landlord of our headquarters facility, obligations under leases for our office space, computer equipment and furniture and fixtures and contractual commitments for third-party software embedded in our software offerings. The following table summarizes our contractual obligations as of December 31, 2007:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt to landlord	$81	$7	$16	$19	$39
Capital lease obligations	587	223	343	21	–
Operating lease obligations	7,877	1,631	2,658	1,918	1,670

Total	$8,545	$1,861	$3,017	$1,958	$1,709

Changes in Accountants

Subsequent to the issuance of their report on our consolidated financial statements for the year ended December 31, 2005, on or about November 8, 2006, Ernst &Young LLP, or E&Y, resigned as our independent registered public accounting firm. E&Y had determined that their ability to continue to be our independent registered public accounting firm could be adversely impacted by a business relationship between us and E&Y relating to purchases by E&Y of our software licenses, services and maintenance which could have increased to a level in the future where E&Y would not be viewed as a "consumer in the ordinary course." The report of E&Y on our consolidated financial statements for the year ended December 31, 2005 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. During the year ended December 31, 2005, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of E&Y would have caused them to make reference thereto in their reports on our consolidated financial statements for such year. We requested that E&Y furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter dated May 13, 2008 is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part. On October 13, 2006, our audit committee approved the change of our independent registered public accounting firm from E&Y to Grant Thornton LLP.

Qualitative and Quantitative Disclosures about Market Risk

We do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships

A substantial portion of our sales in the past have been denominated and collected in foreign currencies, and we believe that a portion of our cost of revenues and operating expenses will continue to be incurred in foreign currencies. Although it is impossible to predict future exchange rate movements between the U.S. dollar and other currencies, to the extent the U.S. dollar strengthens or weakens against other currencies, a substantial portion of our revenues, cost of revenues and operating expenses will be commensurately lower or higher than would be the case in a more stable foreign currency environment. Although we have not historically undertaken foreign exchange hedging transactions to cover potential foreign currency exposure, we may do so in the future.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Business

Overview

We are a leading global provider of enterprise architecture modeling, business process analysis and business process management software, which we call Metastorm Enterprise™. Our comprehensive software offering enables our customers to understand, analyze, automate and continually improve their business processes. We believe that we are the only software provider to bring these critical and related functions together in a unified product offering. As of December 31, 2007, we had approximately 1,150 customers in 37 countries, including 39 of the Fortune 100 companies, across a wide range of industries such as business services, financial services, government, healthcare, manufacturing and retail.

Today, many organizations face an environment that is global, competitive and rapidly changing. In response, many organizations seek to continuously improve their business processes in order to enhance strategic planning and communication, improve operational efficiency, accelerate growth, manage risk and ensure regulatory compliance. Effectively improving business processes is challenging due to the lack of comprehensive software solutions that manage the complex relationships that exist among strategy, people, systems and data.

By combining enterprise architecture modeling, business process analysis and business process management software, Metastorm Enterprise addresses these challenges by enabling organizations to:

•
create a complete visual model of the strategy, people, systems and data within an organization that provides an intuitive way of viewing, understanding and improving the processes;

•
perform extensive analysis of existing processes and simulate multiple process improvement scenarios in the context of organizational strategy to determine the right process improvements; and

•
execute the improved processes and manage and monitor all stages of a process to guide ongoing process improvement.

Metastorm Enterprise is used throughout organizations by information technology professionals, business architects, process designers, business managers and senior executives. Our customers use our software to automate, manage and continually improve high-value, complex, human-intensive business processes, such as new customer acquisition, customer service, claims management, regulatory compliance, risk management and product design. These processes span multiple departments, systems and data sources.

We market and sell our software licenses and services primarily through our direct sales organization and through our worldwide network of resellers and system integrators. We maintain sales offices across the United States, in the United Kingdom and in various locations in Europe.

In the fiscal year ended December 31, 2007, we generated approximately $59.7 million in total revenues, with 70% of revenues generated in North America and 30% generated in other countries. We increased our revenues from approximately $42.1 million in 2006, representing a growth rate of 42% and from approximately $25.3 million in 2005, representing a two year compound annual growth rate of 54%.

Market Opportunity

Organizations are increasingly seeking to license software that will help them improve their strategic business processes and enable them to operate and compete more effectively in a complex, global market. Historically, organizations have installed a wide range of software applications designed to improve the effectiveness of a particular business function, such as enterprise resource planning, supply chain management and customer relationship management software applications. These targeted software applications have provided organizations with specific operational benefits but generally not the capability to help organizations manage and understand the rapidly changing, complex and cross-functional dynamics of their business processes. As a result, organizations using these types of software applications typically have lacked a comprehensive view of their operations, have not had insight into how to make the right set of process improvements and have been unable to rapidly design and deploy changes to business processes.

In order to have a more complete view of their end-to-end business processes, promote process improvement and further benefit from previous technology investments, some organizations have purchased business process management, or BPM, software. With the adoption of BPM software, there has been a fundamental shift in the way organizations manage and improve their business processes. Increasingly, these organizations view their processes strategically and as a source of competitive advantage. However, BPM software alone generally focuses on the automation, management and control of business processes and does not address all of the activities needed to improve processes. By itself, BPM software may not allow an organization to fully understand a given process and how it relates to the strategy, people, systems and data that the process impacts across an organization. Furthermore, traditional BPM software does not support the sophisticated modeling and analysis needed to create and test business process improvement strategies, often leaving critical gaps between process understanding, analysis and management.

Despite the shortcomings of many existing BPM solutions, the market for BPM software is large and growing. In its "Magic Quadrant for Business Process Management Suites, 2007"(1) report, Gartner, Inc., a market research firm, stated, "Gartner expects that the BPMS [market] will reach $5.1 billion in total software revenues by 2011. Gartner estimates that the BPMS [market] will have a compound annual growth rate of more than 24% from 2006 to 2011."(2) The Business Process Management Suite market referenced by Gartner encompasses software that enables organizations to automate, manage, and control business processes and emphasizes business user involvement in the entire process improvement lifecycle, from design through implementation, deployment, monitoring and ongoing optimization.

In order to improve operating results and enhance strategic decision making, we believe organizations are increasingly seeking software solutions that are complementary to BPM, such as enterprise architecture, or EA, and business process analysis, or BPA, that extend the benefits of BPM software and provide end-to-end process visibility. We believe the EA and BPA markets, which are not included in Gartner's current definition of the Business Process Management Suite market, represent an attractive incremental market opportunity.

EA software enables organizations to map complex operations, collaborate on effective enterprise strategies and gain an understanding of the impact of changes on the overall organization. BPA software enables organizations to analyze and simulate multiple complex process scenarios, thereby allowing organizations to more easily identify and implement necessary process improvements. When

(1)
Gartner, Inc., "Magic Quadrant for Business Process Management Suites, 2007," Janelle B. Hill, Michele Cantara, Eric Deitert and Marc Kerremans, December 14, 2007.
(2)
The Gartner Report described herein, (the "Gartner Report") represents data, research opinion or viewpoints published, as part of a syndicated subscription service available only to clients, by Gartner, Inc., a corporation organized under the laws of the State of Delaware, USA, and its subsidiaries ("Gartner"), and are not representations of fact. The Gartner Report does not constitute a specific guide to action and the reader of this prospectus assumes sole responsibility for his or her selection of, or reliance on, the Gartner Report, or any excerpts thereof, in making any decision, including any investment decision. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice. Gartner is not responsible, nor shall it have any liability, to Metastorm or to any reader of this prospectus for errors, omissions or inadequacies in, or for any interpretations of, or for any calculations based upon data contained in, the Gartner Report or any excerpts thereof.

combined with BPM, these complementary solutions enable organizations to better understand, analyze, automate and continually improve business processes.

Without comprehensive software that incorporates EA, BPA and BPM functionalities, organizations often encounter challenges such as:

•
Lack of visibility and understanding.    Without a complete understanding of all the steps in a process and all of the other processes and systems impacted by changing a process, organizations may find it difficult to make informed strategic decisions;

•
Ineffective process analysis.    Without the ability to analyze and simulate existing and future processes in the context of organizational strategy, organizations risk implementing changes to business processes that negatively impact other business areas and deliver suboptimal results; and

•
Inability to execute process change and ongoing improvements.    Without an efficient and effective means of implementing, monitoring and managing changes to business processes, organizations are often unable to benefit from the time and effort they have spent analyzing their operations and may be unable to quickly implement process improvements.

Advantages of Metastorm Enterprise

The key strengths of our offerings include:

•
Comprehensive software.    We believe our software, which combines sophisticated EA, BPA and BPM capabilities, offers our customers a broad spectrum of process improvement functionality. We have developed significant capabilities in each of these areas. Our software enables our customers to collaborate and improve processes, align strategy, analysis and execution, accelerate performance and enhance organizational flexibility.

•
Deep domain expertise.    We have over ten years of experience in the EA, BPA and BPM markets. We have developed strong knowledge of business process best practices and designs by working with customers across a variety of industries, including business services, financial services, government, healthcare, manufacturing and retail. We have incorporated this knowledge into an extensive set of methodologies, industry reference models and process templates. Our customers benefit from our deep domain expertise by using our industry-specific process models and templates to improve their internal processes.

•
Ongoing process improvement.    Metastorm Enterprise enables our customers to understand, analyze, automate and improve their business processes by connecting data on process results to strategic analysis, enabling regular, ongoing improvement. Using our software, customers can monitor a full range of process performance metrics to use in process analysis, simulation and modification. This continuous process improvement cycle enables customers to implement rapid, managed change while assessing the related impact across the entire organization.

•
Ease of deployment and implementation.    Using our software, business users throughout an organization can design and deploy improved processes quickly and make ongoing improvements with limited disruption. Additionally, our rich set of process templates accelerates design and implementation. Metastorm Enterprise is designed to integrate with existing infrastructure and does not typically require expensive modifications to existing systems and applications.

•
Return on investment.    Many of our customers have indicated to us that, by providing process understanding, analysis and execution capabilities, our software has delivered to them a rapid return on investment. We believe, based on our discussions with our customers, that Metastorm Enterprise helps organizations address critical process needs in areas such as risk management, customer service, supply chain operations and internal operations. Our customers can benefit from enhanced productivity, collaboration and compliance, and frequently indicate that these benefits lead to increased revenues and lower costs.

•
Scalability and flexibility.    Our software is designed to support complex, multi-step processes and can scale from divisional use by a few hundred users to organization-wide deployments with thousands of users across numerous geographies and a variety of technical environments. In addition, Metastorm Enterprise is highly flexible and can be easily customized to support large and complex human and system-based processes within and across mid- to large-size organizations.

Our Strategy

Our objective is to be the leading global provider of EA, BPA and BPM software. Our key strategic initiatives include:

•
Maintaining our technology and product leadership position.    Metastorm Enterprise is designed to help our customers understand, analyze and continually improve business processes. We believe that the breadth and capabilities of our solutions are unique, and intend to build upon our leadership position by increasing the functionality of our current software products, further integrating our product offerings and developing additional industry reference models and process templates. We also intend to continue to communicate our technical expertise through publication of additional white papers and communication with industry research organizations.

•
Acquiring new customers and increasing sales to our existing customers.    We will continue to invest in sales and marketing in an effort to increase sales to new and existing customers. We also intend to build upon our expertise in various industries to add additional customers in those industries. We believe we will continue to receive favorable references from many of our customers to assist in our sales to new and existing customers.

•
Enhancing third-party sales relationships.    We have developed close relationships with a range of third parties, including resellers and system integrators. These relationships have resulted in referrals and direct sales both in the United States and internationally. We intend to further invest in these relationships to complement the efforts of our direct sales force and expand our geographic reach.

•
Selectively pursuing acquisitions.    We have successfully completed and integrated a number of acquisitions in the past. We intend to continue to selectively pursue acquisitions of businesses, technologies and products that complement our existing offerings in an effort to accelerate our growth, enhance the capabilities of our existing products and broaden our product and service offerings.

•
Continuing to expand our international presence.    We believe that the market outside the United States offers us significant growth potential. We intend to continue our international expansion by increasing our international direct sales force and establishing additional third-party sales relationships.

Our Products

Metastorm Enterprise combines EA, BPA and BPM software. By combining these functions, we believe that we have designed our software to be particularly attractive to organizations interested in end-to-end business process improvement that connects strategic modeling, process analysis and process execution.

Strategic Modeling

Our EA software is used to create a complete visual model of the strategy, people, systems and data within an organization, facilitating collaborative strategic planning and visibility into the impact of change across an organization.

Metastorm ProVision.    Metastorm ProVision is our software for EA. This software allows customers to translate business strategy and operational objectives into more effective organizational change through visual models that describe an organization's assets – strategy, people, systems and data – and their relationships. These models serve as a blueprint to analyze and plan changes across an organization. Our customers use Metastorm ProVision to:

•
design processes, using forms and process maps to enable increased automation;

•
streamline processes to gain organizational efficiencies and identify opportunities for quick process improvements;

•
communicate organizational strategy, goals and metrics, and identify problems and change opportunities;

•
translate process workflows into the computer languages that control process management software, such as Business Process Execution Language, or BPEL;

•
provide clear definitions of information technology system requirements using the unified modeling language standard, or UML; and

•
manage the requirements of complex technology implementation projects.

Process Analysis

Our BPA software enables the modeling, analysis and improvement of business processes.

Metastorm ProVisionBPA.    Metastorm ProVisionBPA is our software for BPA. This product enables our customers to document, analyze and streamline complex processes using sophisticated modeling, simulation and analysis. Our customers use Metastorm ProVisionBPA to:

•
create dynamic models of an organization's business strategies, operations and related systems that take into account organizational interdependencies and relationships;

•
conduct simulation modeling of proposed process changes, often using historical data drawn automatically from a process database;

•
use simulation models to perform hypothetical or "what if" analyses and predict trends based on past process performance;

•
determine which proposed process changes will have the most positive impact and then modify the process accordingly; and

•
implement Six Sigma and other industry quality improvement initiatives.

Metastorm Discovery™.    Metastorm Discovery provides customers with the capability to rapidly document and understand existing business processes by:

•
replacing traditional methods of gathering information on existing processes and formalizing the method of documenting existing processes;

•
capturing the data needed to understand how processes are implemented in the absence of an existing data repository;

•
documenting a broad spectrum of processes, including transactional (e.g., underwriting, claims), customer facing (e.g., call centers, field sales force) and support (e.g., accounting, legal).

Metastorm ProVision for Federal.    Metastorm ProVision for Federal helps U.S. Government agencies improve process performance and establish a framework for collaborative process improvements. Metastorm ProVision for Federal includes a variety of pre-built models, which we call frameworks, which are used to encourage the use of a consistent structure for descriptions of process architectures. Widely used EA industry frameworks include the Department of Defense Architecture Framework (DoDAF), the Federal Enterprise Architecture (FEA) framework and the Zachman framework. We provide support for all of these frameworks by accommodating each framework's notation conventions and model types within Metastorm ProVision for Federal.

Metastorm ProVision Reference Models.    We offer pre-built reference models for Metastorm ProVision that provide a comprehensive process specific template for quickly defining the operations of key business functions. Spanning a variety of industries and processes, including finance, telecommunications, supply chain, design chain and customer chain, these models are based on published standards, industry expertise and our practical experience. Stored within a common Metastorm ProVision repository, our reference models provide the framework necessary to quickly define and analyze our customers' specific business processes.

Metastorm ProVision Modelers.    We offer model templates, called modelers, which provide process and organizational mapping capabilities for documenting and analyzing targeted business processes and organizational interactions. These modelers, 34 in total, address key aspects of both EA and BPA in building larger, more complex models with Metastorm ProVision.

Metastorm Knowledge Exchange.    Metastorm Knowledge Exchange is a web-based collaborative modeling solution, that enables our customers to manage process models and information through a standard web browser. Metastorm Knowledge Exchange provides a centralized view of process knowledge within an organization. Metastorm Knowledge Exchange can either be deployed internally or hosted in our data facility and accessed remotely.

Process Execution

Our BPM software enables process automation, management and control and allows organizations to identify areas for further process improvements.

Metastorm BPM®.    Metastorm BPM is our BPM software for comprehensive process management. Our software enables customers to design, automate, analyze and monitor activities and processes spanning strategy, people, systems and data. Our customers use Metastorm BPM to:

•
utilize business rule engines, workflow and integration technologies to create an automated process that spans strategy, people, systems, and data;

•
achieve greater efficiency and control of process execution by taking advantage of existing systems and software applications;

•
participate in, manage and monitor processes through an intuitive dashboard interface; and

•
report on and analyze processes based on the aggregation and display of process data to enable identification of potential issues or areas for improvement.

Additional modules available with Metastorm BPM include:

•
Metastorm Designer provides a business user with an intuitive means of designing dynamic business processes through a graphical interface. This module allows business users to model processes, develop forms and design process maps that can be automated and run with the other components of Metastorm Enterprise;

•
Metastorm BPM Advanced Rules and Integration Adaptor is built on the Microsoft BizTalk Rules Engine, giving our customers intuitive yet robust rules management for maintaining large rule sets. These rules facilitate process automation and ensure that consistent guidelines are enforced across multiple processes; and

•
Metastorm Insight provides a business intelligence capability for Metastorm Enterprise. Key features include time-phased trend analysis, real-time analysis of live process data, the ability to generate an audit trail on demand and the ability to monitor and take immediate action to resolve exceptions, balance resources and apply process changes.

Metastorm Process Pods.    Metastorm Process Pods provide a rich set of process templates and other components that facilitate more efficient implementation of Metastorm BPM process improvement initiatives. We offer Process Pods for industry-specific use, such as insurance claims processing, or technology-specific use, such as document management integration. Process Pods include a set of pre-built process templates, end-user forms, maps, rules and other process components, all focused on a key process area. Our customers can deploy these Pods in their standard configuration or customize them to meet their individual requirements.

Metastorm Integration Manager (MIM).    MIM is an integration tool designed to handle high-volume, system-based processes and integrate with legacy applications. MIM provides a platform for designing, executing and monitoring system-based processes. Customers use MIM to provide the technical integration needed to connect the disparate systems and technologies required to execute new business processes.

Maintenance and Support

Our experienced, customer-focused support organization provides timely, quality service and technical product support to our software users. We offer two support packages: a basic coverage package for support during standard support hours, and a 24-hour support package for those customers who wish to purchase a higher level of support. Our support organization can also provide tailored support for those customers with intensive support needs around specific critical systems. Our maintenance and support programs include product upgrade rights for maintenance and patch releases, telephone technical assistance, problem resolution, web access to our database of frequently asked questions, newsgroups and software downloads.

Professional Services

We provide professional services to assist some of our customers across their various EA, BPA and BPM initiatives. These services include:

•
Consulting services.  We provide a full range of professional services to help our customers develop the capabilities of our software and to ensure effective implementation of these capabilities within an organization; and

•
Training services.  We provide training services on Metastorm Enterprise to various users within an organization.

Most of our customers either contract with system integrators or use their internal staff to provide professional services related to our software.

Technology

Our technology is based on the industry standard .NET and Java platforms and makes extensive use of open standard technologies such as XML, web services, SQL databases and messaging.

The four main components of our technology are:

•
Modeling tools, which are desktop software for Microsoft Windows™ that allow users to build visual models of enterprise information technology architecture, business processes and their relationships. These models are stored in open XML formats and can be exchanged through many exchange standards, including BPEL, xPDL, XMI and XML.

•
Execution engines, which are open standards based server applications in both Windows/.NET and multi-platform versions that provide process execution, security, auditing and integration functions, as well as management of related information technology resources. These applications use a variety of industry standard databases to store model and process information, audit trails and business data.

•
Client applications, which are open standards based graphical user interfaces designed to operate over the Internet in conjunction with SharePoint and Java portals, Microsoft Office, mobile devices and other custom client applications (e.g., .NET and Java) that allow users access to the modeling tools, execution engines and integration tools.

•
Integration tools, which are server and client-based interfaces for programmers to enable interaction with other systems through industry standard methods such as .NET, Java, web services, messaging and XML, as well as interfaces for mainframe, Unix, Linux and iSeries platforms.

These components are integrated but are designed to be independent to permit rapid innovation while maintaining internally compatible software. This design enables our development team to simplify internal development, acquisition integration and integration with software developed by third parties. Additionally, our products are designed to support high scalability and performance and are subjected to regular performance testing and quality assurance procedures.

Our development team works with BMC Software, IBM, Microsoft and Oracle and other large software vendors to maintain the compatibility of our software. Our BPM products have also been certified as having a secure design and implementation under the U.S. National Information Assurance Program. This certification is required for deployment in secure government and military environments. Further, our BPM development team has been successfully audited by a large pharmaceutical customer for compliance with the U.S. Food and Drug Administration's Good Automated Manufacturing Practices protocol, which indicates that our design, development, and quality processes should be capable of being used by other pharmaceutical companies in clinical applications.

Our Customers

We typically target Global 2000 and large government organizations with complex processes. As of December 31, 2007, we had approximately 1,150 customers in 37 countries, including 39 of the Fortune 100 companies, across a wide range of industries, including business services, financial services, government, healthcare, manufacturing and retail. U.S. Federal government agencies, which are considered to be a single customer for accounting purposes, accounted for 13%, 18% and 11% of our total revenues in 2005, 2006 and 2007, respectively.

We seek to establish lasting relationships with our customers beyond initial sales and implementation engagements. Through our Metastorm community user groups, we provide a global forum for customers, resellers and system integrators to gain knowledge from the exchange of ideas, create a collective voice for issues and share opportunities for improving our products and services.

The following is a representative sample of our customers in key industries:

Business Services	Financial Services	Government
Advanced Management Technology, Inc. Allen & Overy Linklaters LLP Martineau Johnson	CIT Group Nuveen Investments, Inc. Sumitomo Mitsui Banking Corporation	City of Norfolk City of Philadelphia Stirling Council U.S. Dept. of Justice

Healthcare	Manufacturing/Retail	Transportation/Leisure
AmerisourceBergen Corporation	Bentley Motors Limited	Channel 4 (London, England)
CareFirst BlueCross BlueShield	Blockbuster	Lufthansa
Delta Dental of Missouri	Blue Rhino	London Underground
	Great Clips, Inc.	Washington Wizards

For the year ended December 31, 2005, 2006 and 2007, 63%, 73% and 70% of our total revenues were generated by customers located in North America, respectively.

Customer Case Studies

Deployment examples of our flagship Metastorm Enterprise software platform:

•
Using Metastorm BPM for Collaboration, Compliance and Innovation.  Blue Rhino, a leading national provider of branded propane tank exchange and complementary propane-fueled products, faced the challenges of serving a vast supply chain distribution network that included some of the largest retailers in the world, as well as addressing regulatory challenges associated with achieving and maintaining compliance with the Sarbanes-Oxley Act of 2002. Blue Rhino used Metastorm BPM to automate the processes associated with collaboration and inventory planning with its distributors. By converting its key distributors to a web-based system and gaining visibility into the status of its full and empty tank inventory, Blue Rhino reported that it was able to accelerate response time, reduce costs and improve relationships with distributors and retailers. Metastorm BPM also served as a foundation for automating and instilling control and repeatability into key corporate governance and accounting practices, allowing Blue Rhino to meet Sarbanes Oxley compliance deadlines and ongoing audit requirements. Blue Rhino reported to us that, over time, the visibility and agility that Metastorm BPM provided to Blue Rhino's business and information technology employees has helped the organization identify and respond to new business opportunities and generate new revenue streams.

•
Using Metastorm ProVision for Six Sigma Quality and Business and Information Technology Alignment.  A global hardware manufacturer faced ongoing challenges associated with meeting quality objectives and implementing a consistent set of processes across its global business. The customer used Metastorm ProVision to analyze its core business processes, create a process modeling standard that could be deployed globally, and use the Six Sigma framework within Metastorm ProVision to establish formal discipline related to quality improvement. With Metastorm ProVision, our customer has reported to us that it was able to increase its response time and reduce defects in its core product line by 66%. In addition, the customer is now using Metastorm ProVision as a tool to support collaboration between business users and information technology architects, allowing them to use process models as a shared foundation for discussion of ongoing business requirements and process improvement analysis. The customer has informed us that using the Metastorm ProVision models has better aligned business users and has helped to break down barriers of communication within the organization.

•
Using Metastorm Integration Manager for Process Speed, Visibility and Data Control.  Blockbuster, a leading global provider of in-home movie and game entertainment, faced challenges relating to the increasing complexity of its product lines and meeting the growing supply chain management requirements for its retail store locations. Blockbuster's domestic fulfillment is managed out of a central distribution warehouse comprised of miles of conveyer belts controlled by a diverse set of automated specialty systems. Data transfer and communications across these systems is critical to tracking and managing key information related to inventory, work-in-process and container shipments. Using Metastorm Integration Manager (MIM) for high-performance file management and data transfer, Blockbuster was able to automate and accelerate the system-based processes and data transfer that control its distribution supply chain. MIM provided the organization with visibility of data movement, real-time insight into errors and greater agility in responding to issues. MIM also supports real-time auditing and quality control checks through handheld scans at any point in the manufacturing and distribution processes to validate process adherence and the accuracy of packaging and shipment contents. Blockbuster has reported to us that faster processing times and enhanced visibility and control have enabled it to improve fulfillment rates from 97.0% to 99.9%.

Sales and Marketing

As of December 31, 2007, we had 108 sales and marketing professionals. We market and sell our software licenses and services to our customers primarily through our direct sales organization as well as through resellers and system integrators.

Our sales force is organized geographically as well as by industry. Our sales executives work with our inside sales support, product specialist and professional services groups for selling and product demonstrations to new and existing customers. Our sales personnel have quota requirements and are compensated with a combination of base salary and earned commissions. We maintain sales offices across the United States, in the United Kingdom and in various locations in Europe.

We currently utilize a large network of resellers that sell our software licenses to end-user customers and system integrators that promote our software and refer customers to us. We rely on these third parties to provide sales assistance, services or sales to customers, particularly in situations where we seek to enter new geographies or industries. We provide these third parties with sales support, marketing assistance, technical training and technical support.

Our marketing activities consist of a variety of programs designed to generate sales and build awareness of our products. Marketing activities include product marketing, product management and sales support programs. Our marketing programs include our website, trade shows, web seminars, direct marketing, Metastorm user conferences and public relations.

Research and Development

As of December 31, 2007, we had 54 development staff in three product development centers located in: Wimbledon, United Kingdom; Detroit, Michigan; and Tampa, Florida. We also utilize a team of over 20 contracted developers and quality assurance staff in the Ukraine. Our development teams are organized by product area.

We use formal product management, design, and quality assurance processes. Strategic enhancements, customer requests and other input are formally captured, tracked and evaluated for inclusion in product design and development.

Our research and development expense totaled $2.1 million for 2005, $4.5 million for 2006 and $6.5 million for 2007.

Competition

The markets for our software are competitive, fragmented and rapidly evolving. We believe our competitive position varies by transaction and customer with respect to the following factors, which constitute the principal bases of competition in our markets:

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ability to offer integrated, high-value solutions;

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product architecture, functionality, performance, reliability and scalability;

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breadth and depth of product offerings;

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speed with which customers may achieve positive results;

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process domain expertise;

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quality of service organization and customer support;

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large customer base willing to serve as references;

•
ease of deployment and usability;

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reputation;

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vendor viability; and

•
price.

We compete with a diverse set of vendors in various segments. Buyers within each vendor segment can be quite different and will typically have different preferences and requirements for their software selection process. The segments within which we compete are:

•
BPM software.  We compete with several vendors that primarily offer BPM software, including Global 360, Lombardi Software and Savvion, which are generally specialized, privately-held companies. We believe we compete with these vendors on the basis of our reputation in the BPM market, scope of offerings, depth of product functionality, price and vendor viability.

•
Large enterprise application software.  We compete with several large enterprise software vendors, including IBM, Microsoft, Oracle and SAP. These vendors focus primarily on delivering packaged application and infrastructure software. We believe we compete with these vendors on the basis of our domain knowledge, scope of offerings, depth of product functionality in each distinct discipline (EA, BPA, BPM), vendor viability and price.

•
EA and BPA software.  We compete with vendors that offer EA or BPA software, including IBM/Telelogic, IDS Scheer and Mega International. We believe we compete with these vendors on the basis of our scope of offerings, depth of product functionality, price and vendor viability.

Our products also compete with solutions developed internally by businesses. These businesses rely upon a combination of manual processes, external consultants, spreadsheets or internally developed software tools to create, execute and monitor business process. We believe we compete with these internally developed solutions on the basis of cost, time to delivery and flexibility of the software.

Many of our current and potential competitors have significantly greater financial, technical, marketing, service and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their software. Some competitors also have more experience, extensive customer bases, broader customer relationships and better established distribution channels than we have. In addition, some companies have longer operating histories and greater name recognition than we have and may be better able to respond quickly to technology and market developments and to undertake more extensive marketing campaigns. If any of our competitors is acquired by, or forms a strategic alliance with, another competitor or a large company, they would become even more difficult to compete against. If we are unable to compete effectively against our competitors, the demand for our software and services could substantially decline, we could be forced to reduce our prices and our gross margins, operating results and market share would be adversely affected.

Intellectual Property

In order to compete effectively, we need to develop, maintain and protect the proprietary aspects of our technology and software. We rely on a combination of trademark, trade secret and copyright laws as well as contractual restrictions to protect the proprietary aspects of our technology and software. We have no material patents protecting any aspect of our technology, processes or software and do not currently plan to apply for any patent protection. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We place all of our source code in escrow in the United States and the United Kingdom. We license our software to customers under signed license agreements and under shrink-wrap license agreements embedded in our software. We seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality and assignment of invention agreements with us and by restricting access to our source code.

Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our software or obtain and use information that we regard as proprietary. In addition, we sell to customers overseas and operate in foreign countries and the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Many foreign countries do not enforce these laws as diligently as U.S. government agencies.

Our ability to sell our software licenses is also dependent on our ability to operate without infringing on the proprietary rights of others. We have recently been sued for patent infringement and for trademark infringement and related claims in two separate law suits. For more information, see "Legal

Proceedings" below. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology on acceptable terms, our business and operating results would be significantly harmed.

Legal Proceedings

JuxtaComm Technologies, Inc.

On August 17, 2007, JuxtaComm Technologies, Inc., filed a complaint against us and several other defendants in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of United States Patent No. 6,195,662, issued to JuxtaComm on February 27, 2001. JuxtaComm is seeking preliminary and permanent injunctions enjoining any further infringement and an unspecified amount of damages, including actual and enhanced damages. The plaintiff alleges that the Metastorm BPM and Metastorm Enterprise software infringed and continues to infringe the plaintiff's patent either directly, contributorily or by the inducement of others to infringe. The plaintiff also alleges that predecessor and related products of Metastorm BPM and Metastorm Enterprise may also infringe the plaintiff's patent. The alleged infringing acts include, but are not limited to, the manufacture, use, sale, importation and/or offer for sale of products and/or services related to the transformation and exchange of data between heterogeneous computer systems.

On October 10, 2007, we filed an answer to the plaintiff's complaint, denying all of the allegations contained therein. As of March 17, 2008, the parties were in the process of conducting discovery. The trial date has been set for November 9, 2009. We intend to raise non-infringement defenses, to the extent available, for all of the products that allegedly infringe the patent and intend to challenge the validity of the patent. We intend to vigorously defend against the plaintiff's case, but the outcome of this suit is uncertain. We have not recorded any reserve in our financial statements for potential liability or legal fees in connection with this suit. We may be required to record such reserves in the future, which would adversely affect our results of operations.

Visible Systems Corporation

On August 20, 2007, Visible Systems Corporation filed a complaint in the United States District Court for the District of Massachusetts alleging that we and Proforma Corporation acted in a manner that constitutes trademark infringement, unfair competition, dilution and unfair and deceptive business practices in violation of federal trademark statutes and state statutory and common law by marketing and selling software and/or services with the names "Visible," "Visible Enterprise" and "3D Visible Enterprise" that compete with the software and services provided by Visible Systems Corporation under the "Visible" family of trademarks owned by Visible Systems Corporation. The complaint indicates that plaintiff believes that Proforma Corporation worked in concert with Unisys Corporation in Unisys' 3D Visible Enterprise marketing initiative. In 2004, Proforma Corporation licensed its ProVision modeling tools to Unisys which Unisys then incorporated into its Unisys Global Visible Commerce Solutions. The products sold by Visible Systems Corporation are alleged to compete with the Metastorm EA software. Visible Systems Corporation is seeking statutory damages in an amount of $10.0 million as well as permanent injunctive relief to enjoin us and Proforma Corporation from using any mark confusingly similar to the "Visible" marks owned by plaintiff.

On January 2, 2008, we filed an answer to the complaint denying all of the allegations contained therein. We have applied to have the matter resolved through the alternative dispute resolution programs and are engaged in the process of conducting discovery. To date, we have not entered into a scheduling order with the plaintiff. We believe we have strong defenses to the allegations, including counterclaims challenging the validity of the marks, non-infringement and non-dilution. We intend to vigorously defend against the plaintiff's case, although the outcome of this suit and any counterclaims that may be asserted is uncertain. We have not recorded any reserve in our financial statements for potential liability or legal fees in connection with this suit. We may be required to record such reserves in the future, which would adversely affect our results of operations.

From time to time, we may be involved in other disputes or litigation relating to claims arising out of our operations. However, we are not currently a party to any other material legal proceedings.

Employees

As of December 31, 2007, we had 295 employees in the United States and the United Kingdom, of which 108 were sales and marketing professionals and 54 were research and development employees. None of our employees is represented by a labor union, and we have experienced no work stoppages. We consider our employee relations to be good.

Facilities

We do not own any real property. We lease approximately 11,415 square feet for our principal executive offices on East Pratt Street in Baltimore, Maryland. This lease expires on March 31, 2016. We also lease approximately 14,200 square feet of office space in Southfield, Michigan under a lease that expires on February 28, 2010 and approximately 7,845 square feet of office space in Tampa, Florida under a lease that expires on July 31, 2013. We also lease approximately 10,285 square feet of office space in Wimbledon, United Kingdom under a lease that expires on March 24, 2012. Some of our United States personnel are located in states where we do not have satellite offices. These personnel work either out of their homes or in shared office space leased on a short term basis. We believe that our current facilities are adequate for our needs for the foreseeable future.

Management

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 1, 2008:

Name	Age	Position(s)
Robert J. Farrell	44	Chairman of the Board, President and Chief Executive Officer
Christopher S. Desautelle	43	Chief Financial Officer, Vice President of Finance, Treasurer and Assistant Secretary
Eileen M. Garry	46	Chief Marketing Officer and Vice President of Worldwide Marketing
Gregory A. Carter	39	Chief Technology Officer and Vice President of Product Development
Swata J. Gandhi	34	General Counsel, Vice President, Secretary and Assistant Treasurer
Harold D. Copperman(1)(3)	61	Director
Adam E. Lichtenstein(2)	34	Director
James C. Simmons(3)	48	Director
Laura L. Witt(1)(2)(3)	39	Director
Michael D. Zisman	59	Director

(1)
Member of the compensation committee.

(2)
Member of the audit committee.

(3)
Member of the nominating and corporate governance committee.

Robert J. Farrell.    Mr. Farrell has served as our Chairman of the Board since August 2007 and as our President and Chief Executive Officer since July 2002. Mr. Farrell oversees our global operations and strategic direction. From July 2001 to July 2002, Mr. Farrell served as President of the Americas for Mercator Software, a publicly-traded provider of enterprise application integration solutions. From December 1999 to April 2001, Mr. Farrell served as the Chief Operating Officer of LeadingSide, a worldwide provider of unstructured data solutions. From July 1996 to December 1999, Mr. Farrell held executive management positions at Computer Horizons Corp., a provider of information technology services and solutions to Fortune 1000 companies, and, in April 1989, he also launched his own company, Innovative Information Concepts, which provided strategic consolidation and integration solutions to Global 2000 firms. Mr. Farrell has also held positions at American Express Company and E.F. Hutton.

Christopher S. Desautelle.    Mr. Desautelle has served as our Chief Financial Officer, Vice President of Finance and Treasurer since March 2000 and he has been our Assistant Secretary since February 2008. Mr. Desautelle oversees our financial, human resources, information technology and administrative functions. From March 1998 to February 2000, Mr. Desautelle served as Vice President and Enterprise Software Research Analyst at Legg Mason, a financial services firm. From November 1996 to February 1998, Mr. Desautelle served as the Chief Financial Officer of XDB Systems, a database and middleware software company. From 1995 to October 1996, Mr. Desautelle served as Controller for Passport Corporation, a vendor of 4gl client/server enterprise software tools. Prior to joining Passport Corporation, Mr. Desautelle held a variety of positions at PaineWebber in its investment banking and merchant banking operations. Mr. Desautelle holds a BS from Marist College and an MBA from University of Connecticut.

Eileen M. Garry.    Ms. Garry has served as our Chief Marketing Officer and Vice President of Worldwide Marketing since September 2002. Ms. Garry oversees our corporate branding and positioning, the expansion of our market and product strategy and the launch of our global marketing initiatives. From July 2001 to August 2002, Ms. Garry served as Chief Marketing Officer at Mercator Software, a publicly-traded provider of enterprise application integration solutions, and was responsible for all of its global marketing functions. From July 1987 to June 2001, Ms. Garry held positions of increasing responsibility in product management, product marketing, corporate marketing and business development at Hyperion Solutions, a provider of business performance management software.

Gregory A. Carter.    Mr. Carter has served as our Chief Technology Officer and Vice President of Product Development since April 2004. Mr. Carter is responsible for establishing our technology vision and product development. From April 2000 until April 2004, he served as our North American Director of Professional Services, overseeing our implementation, sales engineering, education and customer support services. From November 1993 to April 2000, Mr. Carter served as Vice President and Director of Technology for Software Systems Group, a software and services company that he co-founded. Prior to co-founding Software Systems Group, Mr. Carter held various development and system integration roles in the document management and retail markets and has over 17 years of experience in architecting and deploying process-centric enterprise applications for various industries.

Swata J. Gandhi.    Ms. Gandhi has served as our General Counsel and Vice President since May 2007, and she has been our Secretary since July 2007 and Assistant Treasurer since February 2008. Ms. Gandhi is responsible for our legal and compliance functions. From June 2005 to May 2007, Ms. Gandhi served as Assistant General Counsel at U.S. Foodservice, Inc., a food distribution company, providing guidance to various business divisions, including the north region, the healthcare group, the government group and national accounts on various legal issues. From September 2000 to May 2005, Ms. Gandhi was an associate at the law firm of Venable LLP where she counseled clients on general corporate and business matters, including mergers, acquisitions and corporate formation and governance issues. Ms. Gandhi holds a JD from American University, an MA in International Affairs from American University and a BA in Political Science and English from Villanova University.

Harold D. Copperman.    Mr. Copperman has served as a director since June 2001 and was chairman of our board of directors from February 2003 to September 2005. For the past six years, Mr. Copperman has been the Chief Executive Officer and President of HDC Ventures, Inc., a management and investment group focusing on enterprise systems, software and services. Prior to that, from 1993 through 1999, he served as Senior Vice President and Group Executive of the Products Division at Digital Equipment Corporation. During 2000 and 2001, he was a consultant and a private investor. Mr. Copperman has also served as President and Chief Executive Officer of JWP Information Systems, President and Chief Operating Officer of Commodore Computers and Vice President and General Manager of Eastern Operations at Apple Computers. Mr. Copperman also spent 20 years at IBM where he held a variety of engineering, sales, marketing and executive management positions. Mr. Copperman currently sits on the board of Epicor Software Corporation, Avocent Corporation and AXS-One Inc. He was a board member of America Online, Inc., 800 Software and WBT Systems. Mr. Copperman holds a BS degree in mechanical engineering from Rutgers University and served as a captain in the U.S. Army.

Adam E. Lichtenstein.    Mr. Lichtenstein has served as a director since September 2004. Since December 2000, Mr. Lichtenstein has been a partner of Wall Street Technology Partners LP, a New York-based technology venture capital fund. He was a Managing Director of Dresdner Kleinwort Capital, venture capital fund, from March 2004 to September 2004. Prior to joining Dresdner Kleinwort Capital, from August 1995 to August 1997, Mr. Lichtenstein was with Gordian Group, an investment boutique specializing in bankruptcy restructuring, advisory and M&A activities. Mr. Lichtenstein is a board member of a number of companies, including Calient Networks and ReliOn. Mr. Lichtenstein graduated summa cum laude from Princeton University with a BSE in Mechanical and Aerospace Engineering and a certificate from the Woodrow Wilson School of Public and International Affairs.

James C. Simmons.    Mr. Simmons has served as a director since October 2007. From April 1999 until his retirement in January 2006, Mr. Simmons served as President and Chief Executive Officer of SunGard Availability Services (formerly known as SunGard Recovery Services), a provider of information availability solutions. From February 1998 to April 1999, Mr. Simmons served as President of SunGard Healthcare. From September 1993 to February 1998, Mr. Simmons served as Senior Vice President of SunGard Recovery Services, a data back-up and disaster recovery company. Prior to joining SunGard Recovery Services, Mr. Simmons spent seven years at Solaris (formerly SunData, Inc.), also a data back-up and disaster recovery company, as Vice President of its Business Recovery Services division, which was later acquired by SunGard Recovery Services. Mr. Simmons began his career in information technology at NCR, formerly known as National Cash Register. Mr. Simmons graduated cum laude from Furman University with a BA in Economics.

Laura L. Witt.    Ms. Witt has served as a director since August 2007. In September 1997, Ms. Witt joined ABS Capital Partners, a private equity firm, and has served as a General Partner at ABS Capital since January 2001. Prior to joining ABS Capital, Ms. Witt was a consultant at Monitor Company and at Oliver, Wyman & Company, both strategy consulting firms. Ms. Witt currently serves on the boards of several of ABS Capital's portfolio companies, including Double-Take Software, Inc. and Rosetta Stone, Inc. She graduated from Princeton University and received her MBA from the Wharton School of the University of Pennsylvania.

Michael D. Zisman.    Dr. Zisman has served as a director since October 2005. Since September 2004, Dr. Zisman has served as a managing director at Internet Capital Group, a public company that acquires and builds on-demand internet software companies. From 2002 until his retirement from IBM in 2004, Dr. Zisman was Vice President of Corporate Strategy and focused on IBM's On Demand strategy. Previous to this position, Dr. Zisman was General Manager of Storage Software for the IBM Storage Systems Group from 2001 to 2002. This position followed his post as Vice President of Emerging Business Development, reporting to the IBM Vice Chairman. Dr. Zisman was also in the IBM Software Group from 1997 to 1999. Prior to that, Dr. Zisman served as Chief Executive Officer of Lotus Development Corporation from 1995 to 1996, shortly after Lotus was acquired by IBM. He is a trustee of Lehigh University, a member of the Philadelphia Orchestra Board of Directors, a member of the Main Line Health Board of Governors, an overseer of the Penn School of Engineering and Applied Science, and member of the Advisory Board of the College of Engineering at Lehigh University. He also serves on the boards of a number of ICG private partner companies. Dr. Zisman holds a BS in chemical engineering from Lehigh University, an MS in systems engineering and a PhD in decision sciences from the University of Pennsylvania.

Board Composition

Our board of directors currently consists of six members. The members of our board of directors were elected in compliance with the provisions of our stockholders agreement. The board composition provisions of our stockholders agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Four of our current directors are independent under the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, the NASDAQ Global Market and the Internal Revenue Service, as discussed below in "Director Independence," and one director serves as our chief executive officer. We are in the process of identifying additional independent director candidates for our board of directors. Our board met nine times during fiscal year 2007 and all directors attended at least 75% of the meetings.

Pursuant to the terms of our charter in effect upon completion of this offering, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•
the Class I directors are James C. Simmons and Laura L. Witt, and their terms will expire at the annual meeting of stockholders to be held in 2009;

•
the Class II directors are Adam E. Lichtenstein and Harold D. Copperman, and their terms will expire at the annual meeting of stockholders to be held in 2010; and

•
the Class III directors are Robert J. Farrell and Michael D. Zisman, and their terms will expire at the annual meeting of stockholders to be held in 2011.

Our charter and bylaws to be in effect upon completion of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of Metastorm that could benefit our stockholders.

Director Independence

Under Rule 4350 of the NASDAQ Marketplace Rules, a majority of a listed company's board of directors must be comprised of independent directors within one year of listing. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under Rule 4200(a)(15) of the NASDAQ Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In February 2008, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships and any transaction with Metastorm, our board of directors has determined that none of Messrs. Copperman, Lichtenstein and Simmons nor Ms. Witt, representing four of our six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

Our board of directors also determined that Mr. Lichtenstein and Ms. Witt, who comprise our audit committee, Mr. Copperman and Ms. Witt, who comprise our compensation committee, and Messrs. Copperman and Simmons and Ms. Witt, who comprise our nominating and corporate governance committee satisfy the independence standards for such committees established by the SEC and the NASDAQ Marketplace Rules, as applicable. In making this determination, our board of directors considered the relationships that each non-employee director has with Metastorm and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In particular, our board of directors has determined that, although Ms. Witt falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Exchange Act, Ms. Witt nevertheless meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The safe harbor provisions of Rule 10A-3(e)(1)(ii) exempt holders of 10% or less of any class of voting securities of an issuer from being deemed to be in control of, or an affiliate of, that issuer. After this offering, Ms. Witt will be deemed to beneficially own approximately      % of our outstanding common stock as result of her affiliation with entities affiliated with ABS Capital Partners LP. The existence of the safe harbor set forth in Rule 10A-3(e)(1)(ii), however, does not create a presumption in any way that a person exceeding the 10% threshold controls or is otherwise an affiliate of an issuer, and our board of directors, after considering Ms. Witt's individual ownership in our outstanding common stock and her service to us solely in the capacity as a director, has determined that Ms. Witt satisfies the audit committee membership requirements established by the SEC and under the NASDAQ Marketplace Rules.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates under a charter that has been approved by our board of directors. Prior to the completion of this offering, we will adopt new charters for each of the committees that will satisfy the applicable standards of the SEC and the NASDAQ Global Market. Once approved, copies of each committee charter will be posted on our website at www.metastorm.com. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee's responsibilities include:

•
evaluating the independent auditors' qualifications, independence and performance;

•
determining the engagement of the independent auditors;

•
reviewing and approving the scope of the annual audit and the audit fee;

•
discussing with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements;

•
approving the retention of the independent auditors to perform any proposed permissible non-audit services;

•
reviewing and approving all transactions with related persons;

•
reviewing our critical accounting policies and estimates;

•
overseeing our internal audit function;

•
reviewing management's assertion of its assessment of the effectiveness of internal controls and the independent auditors' report on such internal controls;

•
annually reviewing the audit committee charter; and

•
preparing the audit committee report to be included in our annual proxy statement, as required by SEC rules.

The current members of our audit committee are Adam E. Lichtenstein, who is the chair of the committee, and Laura L. Witt. We expect to add a third member to our audit committee prior to completion of this offering. Michael D. Zisman was a member of our audit committee until March 2008. All members of our audit committee meet the requirements for financial literacy under NASDAQ Marketplace Rules. Our board has determined that Adam E. Lichtenstein is an audit committee financial expert as defined under the applicable rules of the SEC and satisfies the financial sophistication requirements of the NASDAQ Marketplace Rules. Our board has also determined that Ms. Witt and Mr. Lichtenstein are independent under the NASDAQ Marketplace Rules and the applicable rules and regulations of the SEC. Our audit committee met three times during fiscal year 2007.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee's responsibilities include:

•
reviewing and approving corporate goals and objectives relevant to compensation of our executive officers, evaluating the performance of these officers in light of those goals and objectives and setting the compensation of these officers based on such evaluations;

•
administering the issuance of stock options and other awards under our equity incentive plans;

•
reviewing and evaluating, from time to time, the performance of the compensation committee and its members, including the compensation committee's compliance with its charter; and

•
preparing an annual compensation committee report and reviewing our compensation discussion and analysis, each of which will be included in our annual report or proxy statement for our annual stockholders' meeting, as required by SEC rules.

The current members of our compensation committee are Harold D. Copperman, who is the chair of the committee, and Laura L. Witt. We expect to add a third member to our compensation committee prior to completion of this offering. Michael D. Zisman was a member of our compensation committee until March 2008. Each member of our compensation committee is independent under the NASDAQ Marketplace Rules and the applicable rules and regulations of the SEC and the Internal Revenue Service. Our compensation committee met three times during fiscal year 2007.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. Among other matters, the nominating and corporate governance committee's responsibilities include:

•
overseeing our corporate governance guidelines; and

•
reporting and making recommendations to our board concerning governance matters.

The current members of our nominating and corporate governance committee are James C. Simmons, who is the chair of the committee, Laura L. Witt and Harold D. Copperman. Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the SEC and the NASDAQ Marketplace Rules.

In considering candidates for nomination to our board, our nominating and corporate governance committee will first evaluate the qualifications and performance of the incumbent directors that desire to continue their service. For new candidates for our board, our nominating and corporate governance committee will solicit recommendations for nominees from persons that the committee believes are likely to be familiar with qualified candidates, including, but not limited to, members of our board of directors and our management and may also engage a professional search firm to assist in identifying qualified candidates. New candidates for election to our board of directors will be evaluated by our nominating and corporate governance committee for integrity, absence of conflicts of interest, achievement in one or more fields relevant to our industry, business understanding, availability and any other qualifications which the committee deems appropriate.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or was at any time during the year ended December 31, 2007 an officer or employee of ours. None of our executive officers currently serves or served, during the year ended December 31, 2007, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.metastorm.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Historically, each non-employee director not affiliated with our principal stockholders received an annual retainer of $20,000, paid quarterly in advance, and fees for attending board meetings, including $1,000 for each in-person board meeting and $500 for each telephonic board meeting. Directors who were employed by us or by our principal stockholders did not receive any compensation for their service as directors. All board members have historically been reimbursed for their out-of-pocket expenses related to their service on our board, including expenses for traveling to and from our board and committee meetings.

Once we are a public company, all non-employee directors who are not affiliated with our principal stockholders will receive an annual retainer of $20,000, to be paid quarterly in advance. The chairman of our audit committee will receive an additional annual retainer of $7,500 while each other member of the audit committee will receive an additional annual retainer of $3,000. The chairman of our compensation committee will receive an additional annual retainer of $4,000. In addition, we anticipate paying each non-employee director who is not affiliated with our principal stockholders fees for attending board meetings and committee meetings, including $1,500 for each in-person board meeting, $750 for each in-person committee meeting and $500 for each telephonic board meeting and for each telephonic committee meeting. All board members will continue to be reimbursed for their reasonable out-of-pocket expenses related to their service on our board, including expenses for traveling to and from our board and committee meetings.

Generally, we have granted non-employee directors who are not affiliated with our principal stockholders options to purchase 50,000 shares of our common stock when they initially joined our board, with an exercise price equal to the fair market value of our common stock on the date of grant. These options vest over a period of four years and are exercisable for a term of ten years from the date of grant.

On September 15, 2004, we granted Mr. Copperman options to purchase 65,000 shares of our common stock with an exercise price of $0.28 per share, of which an option to purchase 50,000 shares was in consideration for his joining the board and an option to purchase 15,000 shares was in consideration for his serving as chairman of the board. On March 1, 2006, we granted Mr. Copperman an option to purchase 150,000 shares of our common stock with an exercise price of $0.28 per share and on August 13, 2007, we granted Mr. Copperman an option to purchase 100,000 shares of our common stock with an exercise price of $0.46 per share. Each of these last two option grants was made to mitigate the dilutive effect on our capital structure caused by events such as acquisitions and capital raising that occurred around those periods. Each of the options granted to Mr. Copperman has a ten-

year exercise term and vests as to 6.25% of such awards in equal installments on the first day of every third month after the date of grant.

On August 13, 2007, we granted Michael H. Forster an option to purchase 75,000 shares of our common stock with an exercise price of $0.46 per share. The option granted to Mr. Forster has a ten-year exercise term and vests as to 6.25% of such award in equal installments on the first day of every third month after the date of grant. Mr. Forster resigned from our board of directors effective September 26, 2007.

Mr. Simmons joined our board on October 5, 2007 and was granted an option to purchase 50,000 shares of our common stock with an exercise price of $0.46 per share. The option granted to Mr. Simmons has a ten-year exercise term and vests as to 6.25% of such award in equal installments on the first day of every third month after the date of grant.

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2007:

Name	Fees Earned or Paid in Cash(1) ($)	Option Awards(2)(3) ($)	Total ($)
Peter Bollier(5)	—	—	—
Harold D. Copperman	26,000	12,552	38,552
Michael H. Forster(6)	—	1,481	1,481
Adam E. Lichtenstein(4)	—	—	—
Matthew S. Mead(7)	–	–	–
James C. Simmons	7,000	193	7,193
Laura L. Witt(4)	–	–	–
Michael D. Zisman(4)	–	–	–

(1)
These fees consist of the following: (i) an annual retainer of $20,000, paid quarterly in advance; (ii) a $1,000 fee for each in-person board meeting attended; and (iii) a $500 fee for each telephonic board meeting attended. Mr. Simmons joined our board of directors on October 5, 2007 and consequently earned a pro-rated retainer of $5,000 and $2,000 for board meeting attendance.

(2)
The amounts in this column represent the fiscal year 2007 portion of the aggregate grant date fair value of the options granted to each non-employee director, computed in accordance with SFAS No. 123(R), excluding the impact of estimated forfeitures related to service-based vesting conditions. We arrived at these amounts by taking the compensation cost for these options, calculated under SFAS No. 123(R) on the date of grant, and recognize this cost over the period in which the non-employee director must provide services in order to earn the award. The assumptions used by us with respect to the valuation of option grants are set forth in Note 3 to our financial statements included elsewhere in this prospectus.

The individual awards reflected in the director compensation table are summarized below:

Name	Grant Date	Number of Shares Subject to Options	Number of Shares Subject to Options Vested in 2007	2007 Portion of Value of Awards under Prospective Transition Method pursuant to SFAS No. 123(R) ($)
Harold D. Copperman	3/1/06	150,000	37,500	10,577
	8/13/07	100,000	6,250	1,975
Michael H. Forster	8/13/07	75,000	4,688	1,481
James C. Simmons	11/8/07	50,000	—	193

(3)
The following table shows the aggregate number of shares of common stock subject to outstanding stock option grants for each non-employee director as of December 31, 2007 as well as the grant date fair value of stock option grants made during 2007:

Name	Aggregate Number of Shares Subject to Outstanding Stock Options	Grant Date Fair Value of Stock Option Grants Made During 2007 ($)
Harold D. Copperman	315,000	22,152
Michael H. Forster	75,000	16,614
James C. Simmons	50,000	10,681
(4)
This director is employed by one of our principal stockholders. Therefore, in accordance with our director compensation policy, he or she did not receive any compensation for his or her service as a director.

(5)
Mr. Bollier resigned from our board of directors effective May 2, 2007.

(6)
Mr. Forster resigned from our board of directors effective September 26, 2007.

(7)
Mr. Mead did not stand for re-election at our February 26, 2008 annual meeting of stockholders.

Executive Compensation

Compensation Discussion and Analysis

Overview and Philosophy

The primary objectives of our executive compensation program are to:

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attract, motivate and retain individuals with the leadership and skills necessary for building long-term stockholder value;

•
promote the achievement of specific measurable company performance objectives;

•
foster a teamwork philosophy so that all employees are working toward the achievement of business objectives and the interests of our stockholders; and

•
encourage executives to manage from an ownership perspective.

Our executive compensation program is also designed to make us competitive in the software technology industry, where there is significant competition for talented individuals. In determining total compensation, we stress a performance-driven philosophy.

Our executive compensation program was developed and implemented by our board of directors and compensation committee while we were a private company. Historically, our compensation committee reviewed and determined all elements of compensation for our chief executive officer, chief financial officer and chief marketing officer. Our compensation committee also provided guidelines for the compensation of our other employees, which were then implemented by our chief executive officer and chief financial officer.

In establishing compensation for our executive officers, our compensation committee considered information provided by, and recommendations from, our chief executive officer and our chief financial officer. However, all final compensation decisions were made by our compensation committee. For the past two fiscal years, our compensation committee generally took into consideration the compensation of executives employed by companies in the market in which we compete for talent and the compensation of executives in positions in other organizations to which our executives may be attracted or for which they may possess the requisite skills, whether in or outside of our industry. Although we consider market and competitive factors in determining executive compensation, we currently do not utilize any formal benchmarking method. Our compensation committee's judgments with regard to market levels of compensation were primarily based on their business experience and their service on other boards of directors and compensation committees.

Our board of directors has recently adopted a compensation committee charter delegating full oversight of our equity compensation program to the compensation committee. Prior to the completion of this offering, the compensation committee will consist of three independent directors. One of the roles of the compensation committee under its new charter is to annually review and approve all executive officer compensation. We do not currently engage any compensation consultants but would consider retaining such consultants and purchasing compensation surveys in connection with compensation decisions should our compensation committee deem it appropriate in the future.

We have created an executive compensation program that promotes the activities that we believe are required to drive stockholder value using both long-term equity and short-term cash compensation. We accomplish this by combining reasonable base salaries, market-competitive benefits, annual incentive cash bonuses and long-term equity awards. Incentive cash bonus awards are tied to our key strategic financial goals, as measured by revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA. Although individual performance goals exist for the purpose of individual performance evaluation and continued retention, the only factor in determining incentive cash bonus awards is the achievement of Metastorm's financial performance goals.

In determining total compensation, we do not use a specific formula to allocate compensation between cash and equity compensation. These components are established separately and viewed distinctly by our compensation committee. A given level of cash compensation does not reduce or offset awards of equity compensation. Base salary is the portion of compensation intended to be commensurate to an executive's position and responsibilities, while variable cash compensation is tied to the achievement of short-term corporate financial goals. The equity component of compensation is structured to motivate an executive to perform in a manner designed to increase long-term stockholder value by providing the executive with an equity ownership stake in our company. In this way, our compensation committee believes that our compensation program encourages executive officers to perform in a manner that accomplishes both short- and long- term objectives required to increase stockholder value.

Our chief executive officer's compensation is higher than that of our other executive officers because we believe that our chief executive officer is most directly responsible for our overall corporate strategy and our performance, and our compensation committee believes that a meaningful ownership interest in Metastorm aligns the interests of our chief executive officer with those of our stockholders. The size of the equity grant to our chief executive officer is determined based on the experience of the members of our compensation committee, and is aimed to be competitive in the market. We believe this enables us to not only retain our chief executive officer, but also provide a potential future economic benefit that motivates our chief executive officer to accomplish our strategic goals and increase stockholder value.

Elements of Our Compensation Program

Cash Compensation

Cash compensation represents the short-term portion of our executive compensation program and consists of both fixed and variable components as follows:

Base Salaries.    We provide our executive officers with base salaries that we believe enable us to attract and retain talented individuals with the skills necessary to grow our business in a competitive environment. Base salaries are established by reviewing an individual's particular skill set and years of relevant experience, taking into consideration both the individual's position within our company as well as positions in other organizations to which that individual may be qualified for and attracted. Base salaries are reviewed and adjusted annually by our compensation committee, subject to approval by our board of directors. In reviewing our base salaries, our compensation committee considers a number of factors, including the changing competitive dynamics for talent within and outside our industry, the size of our organization, the change in the level of responsibility, and additional strategic objectives our board of directors may assign to our executives. Additionally, our compensation committee reviews our base salaries and adjusts for the impact of inflation, if appropriate. Our compensation committee established the 2007 and 2008 base salaries for our executive officers based upon its consideration of the factors described above.

Annual Incentive Cash Bonus Awards.    We use annual incentive cash bonus awards to focus our executive officers on the achievement of key short-term financial objectives. We paid annual incentive cash bonus awards under our 2007 Operating Committee Compensation Plan, or the 2007 OCCP, which was approved by our board of directors on January 5, 2007 and amended on August 10, 2007. The 2007 OCCP was designed to encourage aggressive revenues growth while attaining target EBITDA.

The 2007 OCCP applied to our chief executive officer, chief financial officer, chief marketing officer, chief technology officer and general counsel, collectively referred to as our "named executive officers." Under the 2007 OCCP, the payment of annual incentive cash bonus awards was conditioned upon the achievement of specific and objectively determinable financial measures. Individual performance was not a factor in determining payments under the 2007 OCCP, and no discretion was exercised in determining the awards of cash bonuses.

The 2007 target bonus amount for each executive was a fixed dollar amount, the payment of which was tied to Metastorm's achievement of two financial target components, or performance targets: a 2007 revenues target component, which accounted for 80% of the bonus amount; and a 2007 EBITDA target component, which accounted for the remaining 20% of the bonus amount. Under the 2007 OCCP, the revenues component of the target bonus amount, referred to as the revenues target bonus amount, was based upon the achievement of a certain consolidated revenues target, while the EBITDA component, referred to as the EBITDA target bonus amount, was based upon the achievement of a certain consolidated EBITDA target. Unless at least 90% of a performance target was achieved, no bonus was payable with respect to that performance target under the 2007 OCCP.

Fifty percent of the revenues target bonus amount was payable upon the achievement of 90% of the consolidated revenues target. For every percentage point above 90% of the consolidated revenues target achieved, the payout of the revenues bonus amount increased by 5% (i.e., achievement of 95% of the consolidated revenues target would result in a payout of 75% of the revenues target bonus amount).

Fifty percent of the EBITDA target bonus amount was payable upon the achievement of 90% of the consolidated EBITDA target. For every percentage point above 90% of the consolidated EBITDA target achieved, through and including 100% of the consolidated EBITDA target, the payout of the EBITDA bonus amount increased by 5% (i.e., achievement of 95% of the consolidated EBITDA target would result in a payout of 75% of the EBITDA target bonus amount). For every percentage point above 100% of the consolidated EBITDA target achieved, the payout of the EBITDA target bonus amount increased by 1% (i.e., achievement of 101% of consolidated EBITDA target would result in a 101% payout of the EBITDA target bonus amount).

The total annual incentive cash bonus award for each of our named executive officers was capped at 200% of his or her respective 2007 target bonus amount. The EBITDA bonus payout was capped at 150% of the EBITDA target bonus amount. The revenues bonus payout was capped at 212.5% of the revenues target bonus amount, assuming achievement of the EBITDA target bonus at a 150% level.

Our compensation committee first approved the 2007 performance targets in January 2007. In August 2007, to reflect the increase in management responsibilities and financial impact to our operations resulting from our July 31, 2007 merger with Proforma Corporation, our compensation committee reviewed the compensation of all of our named executive officers and made the following adjustments:

•
determined that the base salaries of Messrs. Farrell and Desautelle and Ms. Garry were adequate and recommended no change;

•
determined that approximately 47.5% of the original annual target bonus amounts for each of Messrs. Farrell and Desautelle and Ms. Garry would apply to performance for the period January 1, 2007 through June 30, 2007 and that 52.5% of the revised annual target bonus amounts for each of Messrs. Farrell and Desautelle and Ms. Garry would apply to performance for the period July 1, 2007 through December 31, 2007;

•
calculated the bonus payout for each of Messrs. Farrell and Desautelle and Ms. Garry for the period January 1, 2007 through June 30, 2007;

•
revised the performance targets and increased the target bonus amounts for the period July 1, 2007 through December 31, 2007 for each of Messrs. Farrell and Desautelle and Ms. Garry;

•
increased Mr. Carter's base salary from $175,000 to $200,000; and

•
elected not to increase the annual target bonus amounts for each of Mr. Carter and Ms. Gandhi and determined that Mr. Carter and Ms. Gandhi would be measured at year end solely against the revised annual performance targets, with Ms. Gandhi's bonus payout to be pro-rated to reflect her service from May 21, 2007, the date she joined Metastorm.

The following table sets forth the six-month portion of the 2007 performance targets established in January 2007 and Metastorm's actual performance in relation to such performance targets, by which the bonus payout amounts for each of Messrs. Farrell and Desautelle and Ms. Garry were calculated for the period January 1, 2007 through June 30, 2007:

Financial Performance Measure	Component Weighting (%)	Threshold (50% payout of bonus target amounts) ($)	Target (100% payout of bonus target amounts) ($)	Maximum (200% payout of bonus target amounts) ($)	Actual Performance in First Half of 2007 ($)		Actual Payout as a Percentage of Target Bonus Amount (%)
Consolidated revenues target (Jan. 1 – Jun. 30, 2007)	80	21,489,300	23,877,000	29,250,000	23,805,369		99
Consolidated EBITDA target (Jan. 1 – Jun. 30, 2007)	20	954,900	1,061,000	1,591,500	2,219,000	(1)	150

(1)
Represented a 209% achievement of the consolidated EBITDA target, which exceeded the 150% maximum.

The following table sets forth the six-month portion of the 2007 performance targets as revised in August 2007 and Metastorm's actual performance in relation to such performance targets, by which the bonus payout amounts for each of Messrs. Farrell and Desautelle and Ms. Garry were calculated for the period from July 1, 2007 through December 31, 2007:

Financial Performance Measure	Component Weighting (%)	Threshold (50% payout of bonus target amounts) ($)	Target (100% payout of bonus target amounts) ($)	Maximum (200% payout of bonus target amounts) ($)	Actual Performance in Second Half of 2007 ($)		Actual Payout as a Percentage of Target Bonus Amount (%)
Consolidated revenues target (July 1 – Dec. 31, 2007).	80	31,302,000	34,780,000	42,611,000	35,986,000		117
Consolidated EBITDA target (July 1 – Dec. 31, 2007)	20	1,564,200	1,738,000	2,607,000	2,683,000	(1)	150

(1)
Represented a 154% achievement of the consolidated EBITDA target, which exceeded the 150% maximum.

The following table sets forth the aggregate 2007 performance targets (consisting of the sum of the original performance targets for the period from January 1, 2007 through June 30, 2007 and the revised performance targets for the period from July 1, 2007 through December 31, 2007) and Metastorm's actual performance in relation to such performance targets with respect to the year ended December 31, 2007, by which the bonus payout amounts for each of Mr. Carter and Ms. Gandhi were calculated for the period January 1, 2007 through December 31, 2007:

Financial Performance Measure	Component Weighting (%)	Threshold (50% payout of bonus target amounts) ($)	Target (100% payout of bonus target amounts) ($)	Maximum (200% payout of bonus target amounts) ($)	Actual Performance in 2007 ($)		Actual Payout as a Percentage of Target Bonus Amount (%)
2007 Consolidated revenues target	80	52,791,300	58,657,000	71,857,000	59,712,000		109
2007 Consolidated EBITDA target	20	2,519,100	2,799,000	4,198,500	4,812,000	(1)	150

(1)
Represented a 172% achievement of the consolidated EBITDA target, which exceeded the 150% maximum.

Our compensation committee determined that approximately 47.5% of the original annual target bonus amounts (which were approved in January 2007) for each of Messrs. Farrell and Desautelle and Ms. Garry should be applied to the January 1, 2007 through June 30, 2007 performance targets. The following table sets forth the original annual target bonus amounts, the first-half-year target bonus amounts and actual bonus payouts for each of Messrs. Farrell and Desautelle and Ms. Garry for the period from January 1, 2007 through June 30, 2007:

Name	Original 2007 Annual Target Bonus Amounts (determined in January 2007) ($)	January 1 – June 30, 2007 Target Bonus Amounts (representing approximately 47.5% of original annual target bonus amounts) ($)	January 1 – June 30, 2007 Actual Bonus Payout ($)
Robert J. Farrell	265,000	125,939	137,245
Christopher S. Desautelle	180,000	85,543	93,223
Eileen M. Garry	180,000	85,543	93,223

Our compensation committee determined that 52.5% of the revised annual target bonus amounts (which were approved in August 2007) for each of Messrs. Farrell and Desautelle and Ms. Garry should be applied to the July 1, 2007 through December 31, 2007 performance targets. The following table sets forth the revised annual target bonus amounts, the second-half-year target bonus amounts and actual bonus payouts for each of Messrs. Farrell and Desautelle and Ms. Garry for the period from July 1, 2007 through December 31, 2007:

Name	Revised 2007 Annual Target Bonus Amounts (determined in August 2007) ($)	July 1 – Dec. 31, 2007 Target Bonus Amounts (representing 52.5% of revised annual target bonus amounts) ($)	July 1 – Dec. 31, 2007 Actual Bonus Payout ($)
Robert J. Farrell	300,000	157,500	191,418
Christopher S. Desautelle	195,000	102,375	122,508
Eileen M. Garry	195,000	102,375	122,508

The following table sets forth the annual target bonus amounts for each of Mr. Carter and Ms. Gandhi:

Name	2007 Annual Target Bonus Amounts ($)
Gregory A. Carter	70,000
Swata J. Gandhi	40,000

The following table sets forth the total bonus amounts that were paid to each of our named executive officers under our 2007 OCCP:

Name	2007 Annual Incentive Cash Bonus Awards ($)
Robert J. Farrell	328,663
Christopher S. Desautelle	215,731
Eileen M. Garry	215,731
Gregory A. Carter	81,497
Swata J. Gandhi	27,166

Under the terms of the 2007 OCCP, termination for cause or resignation of a participating executive prior to December 31, 2007 would have resulted in a forfeiture of all incentive cash bonus awards under the 2007 OCCP. The 2007 OCCP defined "cause" to be (i) the termination of the participant under (and in accordance with) our policy of progressive documented discipline relating to the performance of the participant's duties or compliance with our policies, practices and procedures, (ii) dishonesty, theft, embezzlement, fraud, or any similar misconduct by the participant, (iii) the participant's indictment or arrest for a felony, (iv) conduct which, in our reasonable judgment could have an adverse impact on the reputation, business or affairs of Metastorm or an affiliate, (v) any violation by the participant of the non-competition, non-interference and confidentiality provisions contained in the 2007 OCCP or (vi) any misrepresentation made by the participant to Metastorm or any Metastorm affiliate in connection with his or her employment. If a plan participant was terminated by mutual agreement, then the amount of payout would have been jointly determined by the resigning participant, on the one hand, and our chief executive officer and our chief financial officer, on the other hand. If our chief financial officer was terminated by mutual agreement, then the amount of payout would have been determined by our chief executive officer. If our chief executive officer was terminated by mutual agreement, then the amount of payout would have been determined by our board of directors. If a participant was terminated due to death or disability, then such participant would have been entitled to any bonus to which the participant would have otherwise been entitled under the 2007 OCCP, with such bonus pro-rated based on the number of days during the fiscal year that the participant was employed, and to be paid to the participant or his or her estate at the same time such bonus would be payable to other participants.

Our 2008 Corporate Incentive Plan was approved by our board of directors on December 7, 2007. With the exception of the revenues target and EBITDA target amounts, our 2008 plan is structured in materially the same way as our 2007 OCCP, although additional criteria for payment of compensation with respect to the achievement of revenues targets has been added to ensure that we achieve appropriate EBITDA in relation to revenues achieved. Additionally, the mix of compensation between revenues growth and EBITDA was structured to put more emphasis on EBITDA growth as compared to revenues growth.

The consolidated revenues and EBITDA targets for 2008 were determined in a manner consistent with prior years' practices, and were developed based upon resources available to us and the expected revenues and profit that our compensation committee estimated would result from the full productivity of our resources. These targets represent significant growth over 2007 results and, while we believe these results are achievable, they will require a significant improvement in productivity from our existing resources when compared to productivity levels in 2007. In addition, these targets will require our newly added resources in 2007 and, to a certain extent, resources added in 2008, to become more productive in relation to our historic experience.

Equity Compensation

We believe that equity grants motivate executives to achieve our long-term strategic objectives by creating an ownership culture that aligns the interests of our executives with those of our stockholders. In addition, the vesting features of our equity grants should further our objective of executive retention as this feature provides an incentive to our executives to remain in our employ during the vesting period. Our equity award program is the primary vehicle for offering long-term incentives to our executives.

Stock Option Grants.    Typically, we have granted stock options to our executive officers upon the commencement of their employment. From time to time, we have granted additional stock options to our executive officers following events affecting our capitalization, such as a merger, acquisition or sale of equity securities, to mitigate the dilutive effect of such events. Additional equity award grants may be made from time to time in the discretion of our board of directors consistent with our incentive compensation program objectives.

In determining the size of equity grants to our executives, our compensation committee has considered our company performance, the applicable executive's performance, the amount of equity previously awarded to the executive, the vesting of such awards and the recommendations of management.

Grants of equity awards to our named executive officers were determined by our compensation committee and approved by our board of directors. With the exception of equity awards granted in connection with our 2004 recapitalization, where such equity awards vested 50% on the grant date in recognition of prior years' service and at a rate of 3.25% of such awards in equal quarterly installments thereafter, the equity awards we have granted to our executives have historically vested as to 6.25% of such awards in equal installments on the first day of each third month after the grant date. This vesting schedule is consistent with the vesting of stock options granted to other employees and directors.

We do not have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information.

After we become a public company, our compensation committee plans to link our future stock option grants to the achievement of our strategic goals and objectives rather than to events that may have a dilutive effect on our capitalization.

Restricted Stock Units.    Our chief executive officer, chief financial officer and chief marketing officer have been granted restricted stock units for shares of our Series AA preferred stock, or RSUs, under our 2004 Plan. These RSUs were issued in connection with the cancellation of an incentive plan that entitled employees to a cash payment in connection with a sale or liquidation of our company. Since neither we, nor the grantees, had the requisite cash to pay the taxes with respect to direct grants of stock, RSUs were awarded instead. These RSUs were granted on September 15, 2004 and were fully vested in September 2006, which means they are no longer subject to forfeiture, but the underlying shares of common stock will not be issued until the earlier of (i) September 1, 2009 or (ii) the date of a change in control. These RSUs are nontransferable and do not entitle the grantee to the rights of a stockholder of Metastorm prior to the issuance of the shares subject to the RSUs. However, grantees of the RSUs are entitled to a formulaic increase in units, for any dividends paid on the underlying shares prior to issuance. We have not paid any dividends on the shares of our Series AA preferred stock.

Executive Benefits and Perquisites

All of our named executive officers are eligible to participate in our 401(k) plan and receive health and welfare benefits. The chief executive officer or his designee is the beneficiary of a life insurance policy in the amount of $1.0 million for which we pay the premiums. Other than the life insurance premium of $510 we paid in 2007 for our chief executive officer's life insurance, we do not provide any perquisites to any of our named executive officers.

Post-termination Benefits

Change in control and severance benefits are provided to our executive officers under the change in control and severance provisions contained in the employment agreements that we executed with each of them in March 2008.

We have structured these change-in-control benefits as "double trigger" benefits. In other words, the change in control does not itself trigger benefits; rather, benefits are paid only if the employment of the named executive officer is terminated during a specified period after the change in control. We believe a "double trigger" benefit maximizes stockholder value because it prevents an unintended windfall to executives in the event of a friendly change in control, while still providing them with appropriate incentives to cooperate in negotiating any change in control in which they believe they may lose their jobs. We have provided more detailed information about these benefits, and severance benefits, along with estimates of their value under various circumstances, under the caption "— Employment Agreements" below.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to any of our executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding compensation earned by the following persons: (i) our chief executive officer, (ii) our chief financial officer and (iii) each of our three other most highly compensated executive officers during our fiscal year ended December 31, 2007. We refer to these executive officers as our "named executive officers" elsewhere in this prospectus.

Name and Principal Positions	Salary ($)		Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Robert J. Farrell President and Chief Executive Officer	300,000		46,543	328,663	7,710	682,916
Christopher S. Desautelle Chief Financial Officer, Vice President of Finance, Treasurer and Assistant Secretary	235,000		14,922	215,731	9,400	475,053
Eileen M. Garry Chief Marketing Officer and Vice President of Worldwide Marketing	235,000		14,922	215,731	6,658	472,311
Gregory A. Carter Chief Technology Officer and Vice President of Product Development	184,375	(4)	14,315	81,497	7,036	287,223
Swata J. Gandhi General Counsel, Vice President, Secretary and Assistant Treasurer	97,538	(5)	1,975	27,166	3,902	130,581

(1)
The amounts in this column represent the fiscal year 2007 portion of the aggregate grant date fair value of the options granted to each named executive officer, computed in accordance with SFAS No. 123(R), excluding the impact of estimated forfeitures related to service-based vesting conditions. We arrive at these amounts by taking the compensation cost for these options, calculated under SFAS No. 123(R) on the date of grant, and recognize this cost over the period in which the named executive officer must provide services in order to earn the award, typically four years. The assumptions used by us with respect to the valuation of option grants are set forth in Note 3 to our financial statements included elsewhere in this prospectus. The individual awards reflected in the summary compensation table above are described below:

Name	Grant Date	Number of Shares Underlying Outstanding Options (#)	2007 Portion of Value of Awards Under Prospective Transition Method Pursuant to SFAS 123(R) ($)
Robert J. Farrell	8/13/2007 3/1/2006	750,000 450,000	14,813 31,730
Christopher S. Desautelle	8/13/2007 3/1/2006	220,000 150,000	4,345 10,577
Eileen M. Garry	8/13/2007 3/1/2006	220,000 150,000	4,345 10,577
Gregory A. Carter	8/13/2007 3/1/2006	100,000 175,000	1,975 12,340
Swata J. Gandhi	8/13/2007	100,000	1,975
(2)
$137,245 of Mr. Farrell's compensation under the 2007 OCCP was paid on September 15, 2007 and the remaining $191,418 of Mr. Farrell's compensation under the 2007 OCCP was paid in equal installments on February 29, 2008 and March 15, 2008. $93,223 of each of Mr. Desautelle's and Ms. Garry's compensation under the 2007 OCCP was paid on December 31,

  2007 and $122,508 of each of Mr. Desautelle's and Ms. Garry's compensation under the 2007 OCCP was paid in equal installments on February 29, 2008 and March 15, 2008. Mr. Carter and Ms. Gandhi received their compensation under the 2007 OCCP in equal installments on January 31, 2008 and March 15, 2008.

(3)
Amount consists of a company 401(k) matching contribution paid on each named executive officer's behalf, and with respect to Mr. Farrell, also includes $510 in premiums paid by us for a $1.0 million life insurance policy which is payable to Mr. Farrell's designee as beneficiary of the policy.

(4)
Mr. Carter's base salary increased from $175,000 to $200,000, effective August 16, 2007, as a result of his increased responsibilities following our merger with Proforma Corporation.

(5)
Ms. Gandhi joined us as Vice President and General Counsel on May 21, 2007. Her 2007 annual base salary was $160,000. The amount shown represents the pro-rated portion of Ms. Gandhi's base salary.

Grants of Plan-Based Awards Table

The following table sets forth information regarding grants of awards to each named executive officer during the fiscal year ended December 31, 2007:

Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)(2)
All Other Option Awards: Number of Securities Underlying Options (#)
						Exercise or Base Price of Option Awards ($/Sh)(6)	Grant Date Fair Value of Option Awards ($)(7)
Name	Grant Date	Threshold(3) ($)	Target(4) ($)	Maximum(5) ($)
Robert J. Farrell	1/5/07 8/13/07 8/13/07	62,970 78,750 –	125,939 157,500 –	251,878 315,000 –	– – 750,000	– – 0.46	– – 166,141
Christopher S. Desautelle	1/5/07 8/13/07 8/13/07	42,772 51,188 –	85,543 102,375 –	171,086 204,750 –	– – 220,000	– – 0.46	– – 48,735
Eileen M. Garry	1/5/07 8/13/07 8/13/07	42,772 51,188 –	85,543 102,375 –	171,086 204,750 –	– – 220,000	– – 0.46	– – 48,735
Gregory A. Carter	1/5/07 8/13/07	35,000 –	70,000 –	140,000 –	– 100,000	– 0.46	– 22,152
Swata J. Gandhi	5/21/07 8/13/07	20,000 –	40,000 –	80,000 –	– 100,000	– 0.46	– 22,152

(1)
Our 2007 OCCP, which applied to all of our named executive officers, required the achievement of financial targets for total consolidated revenues and EBITDA. The total bonus amount payable to each named executive officer was comprised of two parts: a 2007 revenues target component, which accounted for 80% of the named executive officer's total bonus amount; and a 2007 EBITDA target component, which accounted for 20% of the named executive officer's total bonus amount. No bonus amount would be payable with respect to a component if less than 90% of the financial target for that component was achieved.

(2)
In January 2007, our compensation committee approved the performance targets under our 2007 OCCP. In August 2007, our compensation committee revised the original performance targets to reflect the financial impact to our operations from our merger with Proforma Corporation on July 31, 2007. Specifically, our compensation committee revised the financial targets for the period July 1, 2007 through December 31, 2007. Our compensation committee also approved an increase of Mr. Carter's base salary from $175,000 to $200,000 and determined that the base salaries of Messrs. Farrell and Desautelle, and Ms. Garry were adequate. Given the relatively recent hire of Ms. Gandhi in May 2007, the compensation committee did not review her compensation package. With respect to each of Messrs. Farrell and Desautelle and Ms. Garry, the compensation committee increased the annual target bonus and determined that 52.5% of these revised annual target bonus amounts would apply to performance for the period July 1, 2007 through December 31, 2007 and approximately 47.5% of the original annual target bonus amounts would apply to performance for the period January 1, 2007 through June 30, 2007. The bonus amounts for each of Mr. Carter and Ms. Gandhi were not revised but were measured against the revised annual performance targets established by the compensation committee in August 2007, although Ms. Gandhi's bonus payout was pro-rated to reflect her service from May 21, 2007, the date she joined us, through year end.

(3)
"Threshold" is the bonus amount that would have been paid if we achieved 90% of the consolidated revenues and EBITDA targets under the 2007 OCCP and represents 50% of the target bonus amount. The threshold bonus amounts for Messrs. Farrell and Desautelle and Ms. Garry for each of the two half-year periods are set forth in the table below:

	Threshold Bonus Amount For the Period:
Name	January 1 – June 30, 2007 (Represents Approximately 47.5% of One Half of the Original Annual Target Bonus Amount) ($)	July 1 – December 31, 2007 (Represents 52.5% of One Half of the Revised Annual Target Bonus Amount) ($)
Robert J. Farrell	62,970	78,750
Christopher S. Desautelle	42,772	51,188
Eileen M. Garry	42,772	51,188

The threshold bonus amounts for each of Mr. Carter and Ms. Gandhi represent 50% of their respective annual target bonus amounts.

(4)
"Target" is the bonus amount that would have been paid if we achieved 100% of the consolidated revenues and EBITDA targets under the 2007 OCCP. The target bonus amounts for Messrs. Farrell and Desautelle and Ms. Garry for each of the two half-year periods are set forth in the table below:

	Target Bonus Amount For the Period:
Name	January 1 – June 30, 2007 (Represents Approximately 47.5% of the Original Annual Target Bonus Amount) ($)	July 1 – December 31, 2007 (Represents 52.5% of the Revised Annual Target Bonus Amount) ($)
Robert J. Farrell	125,939	157,500
Christopher S. Desautelle	85,543	102,375
Eileen M. Garry	85,543	102,375

The target bonus amounts for each of Mr. Carter and Ms. Gandhi represent 100% of their respective annual target bonus amounts.

(5)
"Maximum" is the bonus amount that would have been paid if we achieved consolidated revenues and EBITDA targets under the 2007 OCCP which would have resulted in a payout equal to 200% of each named executive officer's target bonus amount. The maximum bonus amounts for Messrs. Farrell and Desautelle and Ms. Garry for each of the two half-year periods are set forth in the table below:

	Maximum Bonus Amount For the Period:
Name	January 1 – June 30, 2007 (Represents Approximately 47.5% of Two Times the Original Annual Target Bonus Amount) ($)	July 1 – December 31, 2007 (Represents 52.5% of Two Times the Revised Annual Target Bonus Amount) ($)
Robert J. Farrell	251,878	315,000
Christopher S. Desautelle	171,086	204,750
Eileen M. Garry	171,086	204,750

The maximum bonus amounts for each of Mr. Carter and Ms. Gandhi represent 200% of their respective annual target bonus amounts.

(6)
In determining the exercise price for the options granted to each of Messes. Farrell, Desautelle and Carter and Mmes. Garry and Gandhi, our compensation committee and our board of directors considered a number of factors, including valuations of our capital stock negotiated on an arm's-length basis with sophisticated financial investors making equity investments in our company, including those investors who made offers to purchase our Series CC preferred stock and, more specifically, the valuations made by those investors who ultimately purchased our Series CC preferred stock in July 2007.

(7)
Amounts represent the total grant date fair value of stock options granted in fiscal year 2007 under SFAS No. 123(R). The assumptions used by us with respect to the valuation of option grants are set forth in Note 3 to our financial statements included elsewhere in this prospectus.

Outstanding Option Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock options held by our named executive officers at December 31, 2007. None of our executive officers held unvested stock awards on December 31, 2007.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)	Option Expiration Date
Robert J. Farrell	25,000 949,219 196,875 46,875	(2)	– 400,781 253,125 703,125	(3) (4) (5)	65.00 0.28 0.28 0.46	8/17/2012 9/14/2014 2/12/2016 8/12/2017
Christopher S. Desautelle	5,500 298,828 65,625 13,750	(2)	– 126,172 84,375 206,250	(4) (5)	65.00 0.28 0.28 0.46	5/17/2013 9/14/2014 2/12/2016 8/12/2017
Eileen M. Garry	5,000 298,828 65,625 13,750	(2)	– 126,172 84,375 206,250	(4) (5)	65.00 0.28 0.28 0.46	10/27/2012 9/14/2014 2/12/2016 8/12/2017
Gregory A. Carter	500 50 35,156 76,563 6,250	(2) (2)	– – 14,844 98,437 93,750	(3) (4) (5)	65.00 65.00 0.28 0.28 0.46	5/17/2013 8/3/2013 9/14/2014 2/12/2016 8/12/2017
Swata J. Gandhi	6,250		93,750	(5)	0.46	8/12/2017

(1)
Unless otherwise noted, each option in this table is exercisable for shares of our common stock.

(2)
This option is exercisable for shares of our Series AA preferred stock. Upon completion of this offering, this option will be exercisable for shares of our common stock.

(3)
Fifty percent of the shares underlying this option vested on September 15, 2004, the date of grant. The remaining 50% of the shares underlying this option vest at a rate of 3.125% on the first day of every third month following the date of grant.

(4)
6.25% of the shares underlying this option vest on the first day of every third month following February 13, 2006, the date of grant.

(5)
6.25% of the shares underlying this option vest on the first day of every third month following August 10, 2007, the date of grant.

Option Exercises and Stock Vested Table

None of our named executive officers exercised any options during the fiscal year ended December 31, 2007 and, because all of the RSUs that were issued to our chief executive officer, chief financial officer and chief marketing officer vested on September 1, 2006, no stock awards remained to be vested during the fiscal year ended December 31, 2007. Therefore, an "Option Exercises and Stock Vested" table has not been included in this prospectus.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us. Therefore, a "Pension Benefits" table has not been included in this prospectus.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans, therefore, a "Nonqualified Deferred Compensation" table has not been included in this prospectus. Our compensation committee, which is comprised solely of independent directors, may elect to provide our officers and other employees with nonqualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interest.

Restricted Stock Units

The only nonqualified deferred compensation benefits held by our named executive officers are the RSUs granted to our chief executive officer, chief financial officer and chief marketing officer pursuant to our 2004 Plan. These RSUs were issued in connection with the cancellation of an incentive plan, which entitled employees to a cash payment in connection with our sale or liquidation. As neither we, nor the grantees, had the requisite cash to pay the taxes with respect to the direct grant of stock, RSUs were awarded instead. These RSUs were granted on September 15, 2004 and were fully vested in September 2006, which means they are no longer subject to forfeiture; however, the underlying shares of common stock will not be issued until the earlier of (i) September 1, 2009 or (ii) the date of a change in control of Metastorm. A change in control is defined under the 2004 Plan as: (i) the consummation of a merger or consolidation of Metastorm into another entity or any other reorganization of Metastorm, if more than 50% of the combined voting power of the surviving or continuing entity's securities outstanding immediately after such merger, consolidation or other reorganization are not owned directly or indirectly by persons who were holders of our then-outstanding voting securities immediately prior to such merger, consolidation or other reorganization; (ii) the sale, transfer or other disposition of all or substantially all of our assets to an entity that is not a parent or subsidiary; or (iii) any transaction which results in any person becoming the beneficial owner, directly or indirectly, of at least 50% of the total voting power represented by our then-outstanding voting securities.

These RSUs are nontransferable and do not entitle the grantee to the rights of a stockholder prior to the issuance of the shares subject to the RSUs. However, grantees of the RSUs are entitled to a formulaic increase in each unit for any dividends paid on our shares of Series AA preferred stock prior to the issuance of the shares subject to the units. We have not paid any dividends on shares of our Series AA preferred stock. As of December 31, 2007, (i) our chief executive officer held outstanding RSUs for an aggregate of 721,890 shares of our Series AA preferred stock, (ii) each of our chief financial officer and chief marketing officer held outstanding RSUs for an aggregate of 360,945 shares of our Series AA preferred stock and (iii) the aggregate value calculated in accordance with APB 25 of the outstanding RSUs was $1,000,337 for our chief executive officer and $500,169 for each of our chief financial officer and chief marketing officer.

Employment Agreements

We entered into employment agreements with each of our named executive officers in March 2008. The employment agreements contain the same terms and conditions except for the differences set forth in the table below. Each agreement provides for a one-year initial term and automatically renews for successive one-year periods unless we deliver written notice of our intent not to renew the agreement at least 30 days prior to the expiration of the current employment period. Under the agreements, base salary is subject to annual review by our compensation committee and may be increased but not decreased. In addition, each named executive officer is eligible to receive an annual cash bonus based upon objectives set by our compensation committee and approved by the board of directors. All named executive officers are entitled to the benefits available generally to our executive-level employees, including by way of illustration, paid holidays and any of our insurance programs. The employment agreements also obligate each named executive officer to refrain from competing with us for a specified period of time, from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Each of the employment agreements may be terminated by us for cause immediately upon notice or without cause upon 30 days' prior written notice. If a named executive officer becomes disabled, we may terminate his or her employment effective following 90 calendar days' notice of our intent to terminate. If employment is terminated without cause, the named executive officer resigns for "good reason" on or within six months after a "change in control," the employment agreement term expires because we give notice of non-renewal, or a named executive officer becomes disabled, we will pay the named executive officer: his or her base salary for an additional number of months; an amount equal to the average of all bonuses earned by the named executive officer in the two fiscal years prior to the termination, to be paid over 12 months; and an amount equal to the pro-rated portion of the bonus the executive would have earned for the year of his or her termination based on the number of days he or she was employed during the year of his or her termination, to be paid at the same time such bonuses are normally paid to other executives, with all payments conditioned upon the execution by the named executive officer of a release. In such a case, the named executive officer would be covered under our disability, sickness, accident and health insurance programs for a period of time following his or her termination. If the named executive officer resigns without good reason, is terminated for cause, or dies, we will pay him or her the compensation and benefits that he or she is entitled to up to the last day of employment. The terms of the proprietary information and developments, company property and arbitration provisions of the employment agreement survive termination of employment. The terms of the non-competition and conflicts of interest provisions of the employment agreement of each of our named executive officers survive termination of employment for a period of 6 months thereafter for our chief technology officer and general counsel, nine months thereafter for our chief financial officer and chief marketing officer, and 12 months thereafter for our chief executive officer.

"Good reason" is defined in each of the employment agreements to mean, without the executive's consent: (i) a material diminution in the executive's authority, duties, or responsibilities; (ii) relocation of the executive's principal workplace to a location which is more than 50 miles from the executive's principal workplace prior to the change in control; and (iii) any other action or inaction that constitutes a material breach of the employment agreement by us; so long as (a) the executive notifies us in writing within 30 days after the existence of any of the above conditions and we fail to remedy such condition within 30 days after receipt of such notice and (b) the executive resigns no later than 90 days after the initial existence of any of the conditions that constitute good reason. In Mr. Farrell's employment agreement the definition of "good reason" also includes: (i) a requirement that Mr. Farrell report to a corporate officer or employee instead of reporting directly to the board of directors; and (ii) a material diminution in the budget over which Mr. Farrell retains authority.

"Change in control" is defined in each of the employment agreements to mean the earliest to occur of any of the following events, construed in accordance with Section 409A of the Internal Revenue Code of 1986: (i) any one person or more than one person acting as a group acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group, beneficial ownership of more than 50% of the total voting power of our then outstanding voting securities; (ii) a majority of the members of the board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed or approved by a majority of the members of the board of directors who were members of the board of directors prior to the initiation of the replacement; or (iii) any one person or more than one person acting as a group acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group, our assets that have a total gross fair market value of 60% or more of the total gross fair market value of all of our assets immediately prior to the initiation of the acquisition.

The following table sets forth the differences in the principal terms of each named executive officer's employment agreement with us:

Name	Base Salary ($)	Target Bonus(1) ($)	Additional Months of Base Salary Paid Upon Non-renewal of Agreement, Termination Without Cause or Due to Disability or Resignation for Good Reason Within 6 Months after Change in Control(Months)	Coverage Period Under
Disability, Sickness,
Accident, and Health
Insurance Upon
Non-renewal of
Agreement, Termination
Without Cause or
Due to Disability,
or Resignation for
Good Reason Within
6 Months after
Change in Control (Months)

Robert J. Farrell	315,000	315,000	12	12
Christopher S. Desautelle	242,000	195,000	6	6
Eileen M. Garry	242,000	195,000	6	6
Gregory A. Carter	200,000	100,000	3	3
Swata J. Gandhi	160,000	40,000	3	3

(1)
These target bonus awards are conditioned upon the achievement of the objectives set forth by the compensation committee (i.e., revenues and EBITDA targets as set forth in our 2008 Corporate Incentive Plan) and are subject to minimum and maximum thresholds.

Potential Termination and Change in Control Payments

The following table describes the potential payments, benefits and acceleration of vesting applicable to stock options and other stock awards under our employment agreements and related equity agreements with each of Messrs. Farrell, Desautelle and Carter and Mmes. Garry and Gandhi. The amounts shown below assume that the termination of each executive is effective as of December 31, 2007 and that each agreement was in effect on December 31, 2007. Actual amounts payable to each named executive officer listed below upon his or her termination can only be determined definitively at the time of each named executive officer's actual termination.

	Termination for Disability, Termination for Non-Renewal of Agreement, Termination Without Cause or Resignation for Good Reason Within 6 Months after a Change in Control(1)
Name	Unused and Accrued Vacation ($)	Salary(2) ($)	Cash Payment(3) ($)	Target Bonus(4) ($)	Healthcare Benefits(5) ($)	Market Value of Stock Vesting on Termination(6) ($)	Total ($)
Robert J. Farrell	33,793	315,000	181,865	328,663	12,674
Christopher S. Desautelle	25,961	121,000	125,985	215,731	6,273
Eileen M. Garry	25,961	121,000	125,985	215,731	5,071
Gregory A. Carter	21,456	50,000	49,202	81,497	2,518
Swata J. Gandhi	12,261	40,000	–	27,166	2,071

(1)
In the event that an executive is terminated as a result of his or her death, for cause, or by such executive without good reason, such executive would receive payment for all accrued vacation and salary through the date of termination.

(2)
Represents an amount equal to a percentage of the named executive officer's current base salary payable over the applicable severance period.

(3)
Represents the average of all bonuses earned by the named executive officer for the two most recently completed fiscal years. Such amount is to be paid over 12 months.

(4)
Represents the pro rata portion of the bonus otherwise earned in the fiscal year of termination based on the number of days that the named executive officer was employed during such fiscal year, paid at the same time as such bonus is payable to other named executives.

(5)
Represents amounts payable for continuation of coverage under medical and dental plans for each named executive officer and such named executive officer's family members. The value is based upon the type of insurance coverage we carried for each named executive officer as of December 31, 2007 and is valued at the premiums in effect on December 31, 2007.

(6)
Represents immediate vesting of all unvested stock options and other stock awards held by the named executive officer as of December 31, 2007. Assumes a price per share of our common stock of $        , which represents the mid-point of the estimated price range on the front cover of this prospectus.

Employee Benefit and Stock Plans

1999 Equity Incentive Plan

Our 1999 Equity Incentive Plan, as amended, which we refer to as the 1999 Plan, was adopted by our board of directors and ratified by our stockholders in April 1999 to be effective as of January 1, 1999, and amended in December 1999 and May 2001 to increase the number of shares of common stock authorized for issuance under the 1999 Plan.

As of February 29, 2008, a maximum of 47,500 shares of our common stock are authorized for issuance under the 1999 Plan.

The 1999 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonuses and restricted stock. Our, or any of our affiliates' officers, employees, consultants and directors are eligible to receive awards under the 1999 Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 1999 Plan, our board of directors or a committee of the board of directors may administer the 1999 Plan and, subject to any limitations in the 1999 Plan, determines:

•
which of the persons eligible under the 1999 Plan shall be granted awards;

•
the number of shares of common stock covered by awards and the dates upon which those awards become exercisable;

•
when and how awards shall be granted;

•
whether an award shall be an incentive stock option, a nonstatutory stock option, restricted stock or a combination of the foregoing; and

•
the provisions of each award granted, including the times when a person shall be permitted to purchase or receive stock pursuant to an award and the number of shares underlying an award.

In addition, subject to any limitations in the 1999 Plan, our board of directors has the power to:

•
construe and interpret the 1999 Plan and the awards granted under it and to establish, amend and revoke rules and regulations for its administration;

•
adjust the terms of awards for changes to our stock; and

•
generally exercise such powers and perform such acts as it deems necessary to promote our interests.

In the event of a merger or consolidation in which we are not the surviving corporation or a reverse merger in which we are the surviving corporation but the shares of our common stock immediately preceding the merger are converted into other property, then: (i) any surviving corporation shall assume our outstanding awards or equivalent awards shall be substituted by the successor corporation; or (ii) such awards shall continue in full force and effect. If the surviving corporation refuses to assume, or substitute for, such awards, then all awards will become exercisable in full prior to completion of the reorganization event, and will terminate if not exercised prior to such time. In the event that we are liquidated or dissolved, any outstanding awards shall terminate if not exercised prior to such event.

Shares issued pursuant to the exercise of options under the 1999 Plan are also subject to our right to purchase from a grantee any or all shares owned and any right to acquire shares pursuant to any remaining unexercised options in the event that the grantee's employment is terminated and the shares are not publicly traded at the time of termination.

As of February 29, 2008, there were options to purchase 45,825 shares of Series AA preferred stock outstanding under the 1999 Plan. Since the effective date of the 2004 Plan described below, we have not granted any further stock options or other awards under the 1999 Plan.

Amended and Restated 2004 Omnibus Stock Plan

Our Amended and Restated 2004 Omnibus Stock Plan, which we refer to as the 2004 Plan, was adopted by our board of directors in August 2004, approved by our stockholders in September 2004, amended and restated on November 8, 2005 and further amended and restated as of January 7, 2008. The 2004 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted and unrestricted stock and restricted stock units. No more than 12,770,232 shares of common stock may be issued pursuant to option awards under the 2004 Plan. No more than 2,224,345 shares of Series AA preferred stock may be issued with respect to restricted and unrestricted stock and restricted stock units.

In accordance with the terms of the 2004 Plan, our board of directors or a committee of our board of directors may administer the 2004 Plan. Our board has the authority to grant awards under the 2004 Plan, prescribe grant agreements evidencing the awards and establish programs for the granting of awards. Our board has full power and authority to take all actions necessary to carry out the purpose of the 2004 Plan, including the authority to:

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determine the eligible persons to whom, and the times at which awards may be granted;

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determine the types of awards to be granted;

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determine the number of shares to be covered by each award;

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impose such terms and conditions upon any such awards as it deems appropriate;

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modify, extend or renew outstanding awards and substitute new awards;

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accelerate or change the time in which an award may be exercised or become payable; and

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establish objectives and conditions for earning awards.

In addition, our board of directors has the authority to interpret the 2004 Plan and to adopt such guidelines for the administration of the 2004 Plan as it deems necessary or advisable and to interpret the same, all within its sole and absolute discretion.

In accordance with the terms of the 2004 Plan, no award shall be transferable, except by will or the laws of descent and distribution. During the life of the grantee, an award shall be exercisable only by the grantee or during a period the grantee is under a legal disability, by the grantee's guardian or legal representative.

In the event of a proposed merger or other reorganization event, our board of directors, may take any one or more of the following actions to effectuate the purposes of the 2004 Plan and to protect the grantees of awards:

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accelerate or change the exercise and/or expiration dates of any award to require that exercise is made prior to the proposed reorganization event;

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cancel any award upon payment to the holder in cash of the fair market value of the stock subject to such award less the aggregate exercise price, if any, of the award; and

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in any case where equity securities of another entity are proposed to be delivered in exchange for common or preferred stock, arrange to have such other entity replace the awards granted under the 2004 Plan with awards with respect to such other securities.

In the event that we are liquidated or dissolved (other than pursuant to a plan of merger or reorganization), each grantee shall have the right to exercise his or her stock option or the right to require delivery of share certificates under any restricted stock unit, at any time up to ten days prior to the effective date of such liquidation or dissolution. Additionally our board may make arrangements with the grantees for the payment of appropriate consideration to them for the cancellation or surrender of any stock option or restricted stock unit. Any stock option that has not been exercised or any restricted stock unit that has not been requested to be delivered shall be forfeited.

Our board of directors, without further approval of stockholders, may modify or terminate the 2004 Plan, except that no modification to increase the number of shares of common or preferred stock subject to the 2004 Plan shall become effective without approval of stockholders or to the extent stockholder approval is necessary to comply with tax or regulatory requirements or rules of any exchange upon which the common or preferred stock is listed. Our board of directors may modify the grant of any outstanding award, but only to the extent that our board would have had the authority to make such award as so modified. No modification may be made that would materially adversely affect any award previously made under the 2004 Plan, without the approval of the affected grantee.

As of February 29, 2008, there were options to purchase 8,135,000 shares of common stock outstanding under the 2004 Plan, 30,625 shares of common stock had been issued upon the exercise of options granted under the 2004 Plan, 2,224,345 shares of our Series AA preferred stock were issuable pursuant to restricted stock units granted under the 2004 Plan and 4,529,607 shares of common stock were reserved for future issuance under the 2004 Plan. After the effective date of the 2008 Plan described below, we will grant no further stock options or other awards under the 2004 Plan.

Shares issued pursuant to the exercise of the options and restricted stock units granted under the 2004 Plan are also subject to the following restrictions and rights:

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if issued shares are subject to an involuntary transfer due to the bankruptcy or insolvency of the grantee, then for a period of 120 days following our receipt of a written notice of such involuntary transfer, we have the option to purchase such shares from the grantee, at fair market value as determined by the mutual agreement of the grantee and our board. Upon the death or termination of employment of the grantee, we have a call right for a period of seven months in the case of long-term employee stock options and 12 months in the case of all other employee options to purchase all the shares that were held by the grantee at the time of death or termination of employment;

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if the grantee receives a bona fide offer from an independent third party capable of consummating a purchase of the grantee's shares, then we have a right of first refusal on the sale of such shares at the price and on the terms the shares are proposed to be sold to such independent third party; if we should refuse to purchase the shares then the grantee can sell such shares to the third party but only at the price and on the terms that were presented to us and only within 15 days of the lapse of our right of first refusal. Restrictions on the sale of shares to an independent third party do not apply to shares sold or otherwise transferred in connection with the sale of our company or merger or consolidation of our company;

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shares are subject to drag along rights if the holders of the majority of shares of our voting stock desire to sell or otherwise transfer all of our outstanding shares of stock; and

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if requested by the underwriters in connection with a public offering, then the grantee will execute and deliver a lock-up agreement for a period following the effective date of the registration statement as agreed upon by our board.

Upon completion of this offering, no additional stock option awards will be issued under the 2004 Plan, and shares of common stock reserved for future grant or issuance under the 2004 Plan will be added to the shares to be reserved under our 2008 Plan upon the effectiveness of the 2008 Plan. All the awards following this offering will be issued under our 2008 Plan discussed below.

2008 Equity Incentive Plan

General.    Subject to the approval of our board of directors and our stockholders we intend to adopt a 2008 Equity Incentive Plan, or the 2008 Plan, which will become effective upon completion of this offering. The 2008 Plan will provide for the grant of stock options, stock appreciation rights, stock units, and similar types of stock awards as well as cash awards. Each is referred to as an award in the 2008 Plan. Options granted under the 2008 Plan may be either "incentive stock options," as defined under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or nonstatutory stock options. The 2008 Plan will terminate in fiscal 2018 unless it is extended or terminated earlier pursuant to its terms.

Share Reserve.    We plan to reserve a total of                shares of our common stock for issuance under the 2008 Plan, all of which are available for future grant. Awards generally shall not reduce the share reserve until the earlier of vesting or the delivery of the shares pursuant to an award. Shares reserved under the 2008 Plan shall be increased by (i) the number of shares available for issuance under the 2004 Plan, plus (ii) shares of common stock subject to awards under the 2004 Plan or the 2008 Plan that expire or are cancelled or forfeited, plus (iii) the number of shares that as of the effective date of the 2008 Plan are issued and outstanding under the 2004 Plan and are repurchased by us pursuant to our repurchase right after the effective date of the 2008 Plan (provided the total increase pursuant to clauses (i), (ii) and (iii) shall not exceed   shares). This maximum number of shares will further be increased automatically on                of each year, beginning on                , 200  and for        years thereafter, by the least of (a)                 shares, (b)                  % of the outstanding shares of our common stock as of the prior                 , or (c) a number of shares determined by our board. The maximum aggregate number of shares of common stock that may be issued to any participant during any fiscal year pursuant to incentive stock options is                shares of common stock, subject to the adjustments provided for below.

Adjustments.    In the event of any stock split, reverse stock split, recapitalization, combination or reclassification of stock, stock dividend, extraordinary cash dividend or similar change to our capital structure (not including a change in control), our board of directors shall make appropriate equitable adjustments in order to preserve the value of outstanding and future awards under the 2008 Plan, including adjustments to: (i) the number and type of awards that may be granted under the 2008 Plan; (ii) the number and type of options that may be granted to any individual under the 2008 Plan; (iii) the terms of any stock appreciation right; (iv) the purchase price and number and class of securities issuable under each outstanding stock award; and (v) the exercise price and number and class of securities issuable under each outstanding option.

Award Limitations.    No employee may be granted awards in any fiscal year under the 2008 Plan to purchase or be issued more than                 shares of our common stock (subject to adjustment in the event of a stock split or similar corporate event); provided that a new employee may be issued up to a maximum of                 shares (subject to adjustment in the event of a stock split or similar corporate event) of our common stock under awards in the calendar year in which the employee commences employment. In addition, the maximum annual value of cash awards intended to satisfy the requirements for "performance based compensation" under Internal Revenue Code Section 162(m) to any individual may not exceed $5,000,000.

Administration.    The 2008 Plan will be administered by our board of directors or a committee of our board of directors, either of which may further delegate certain of its responsibilities to a delegated officer in certain instances. The board, committee or officer is referred to in the 2008 Plan as the administrator.

Eligibility.    Awards under the 2008 Plan may be granted to our employees, directors and consultants. Incentive stock options may be granted only to our employees. The administrator determines which individuals are granted awards under the 2008 Plan.

Nontransferability of Awards.    Unless otherwise determined by the administrator, awards granted under the 2008 Plan are not transferable, other than by will, the laws of descent and distribution, a domestic relations order or to a designated beneficiary upon death, and may be exercised, purchased or settled during the recipient's lifetime only by the affected recipient.

Stock Options.    An option represents the right to purchase shares of stock upon the payment of a pre-established exercise price.

Each option will be evidenced by an option agreement between us and the participant. The 2008 Plan allows the administrator broad discretion to determine the terms of individual options including: the number of shares subject to an option; the exercise price of the shares and the means of payment for the shares; the performance criteria; the terms, conditions and restrictions on the grant, issuance and vesting of the shares subject to the option; and the restrictions on the transferability of the option.

Stock Awards.    Stock awards may be stock units, stock appreciation rights or other similar stock awards (including awards that do not require the participant to pay any amount to receive the shares). Stock units represent a promise to deliver shares of our common stock, or an amount of cash or property equal to the value of the underlying shares, at a future date. Stock appreciation rights are rights to receive cash and/or shares of our common stock based on the amount by which the fair market value of a specific number of shares on the exercise date exceeds the fair market value of the shares on the grant date.

Each stock award will be evidenced by a stock award agreement between us and the participant. The 2008 Plan allows the administrator broad discretion to determine the terms of individual stock awards including: the number of shares subject to a stock award; the purchase price of the shares, if any, and the means of payment for the shares; the performance criteria; the terms, conditions and restrictions on the grant, issuance, vesting and forfeiture of the shares subject to the stock award; and the restrictions on the transferability of the stock award.

Cash Awards.    Cash awards may be granted either alone, in addition to, or in tandem with other awards granted under the 2008 Plan. A cash award granted under the 2008 Plan may be made contingent on the achievement of performance conditions and have other conditions and restrictions in the cash award agreement.

Objectively Determinable Performance Conditions.    Stock or cash awards under the 2008 Plan that are intended to satisfy the requirements for "performance based compensation" under Section 162(m) of the Code shall include specific performance goals (i) that are established (A) at the time an award is granted or (B) no later than the earlier of (1) 90 days after the beginning of the period of service to which it relates or (2) before the elapse of 25% of the period of service to which it relates, (ii) that are uncertain of achievement at the time they are established and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. Examples of measures that may be used in objectively determinable performance conditions include cash flow, earnings per share, stock price, return on capital, growth of revenue, operating income or net income and any other similar criteria, each with respect to us and/or an affiliate or individual business unit.

Change in control.    The 2008 Plan provides that in the event of a merger or consolidation in which we are not the surviving corporation, the sale of substantially all of our assets, the acquisition, sale or transfer of a controlling interest of our outstanding shares or similar change in control transaction as determined by our board of directors or compensation committee, our board of directors may, in its discretion, (i) provide for the assumption or substitution of or adjustment of each award, (ii) accelerate the vesting of all options and terminate any restrictions on stock awards, or (iii) provide for the termination of awards on such terms and conditions as it deems appropriate, including providing for the cancellation of awards for a cash or other payment to the participant.

Amendment and Termination.    Our board of directors may amend, alter or discontinue the 2008 Plan at any time. We will solicit stockholder approval for any amendment to the 2008 Plan to the extent necessary to comply with applicable laws or NASDAQ Global Market listing requirements. No action by our board of directors or stockholders may alter or impair any award previously granted under the 2008 Plan without the written consent of the recipient.

2008 Employee Stock Purchase Plan

General.    Subject to the approval of our board of directors and stockholders, we intend to adopt a 2008 Employee Stock Purchase Plan, or the 2008 Purchase Plan, which will become effective upon with the completion of this offering. The 2008 Purchase Plan will provide our employees with an opportunity to purchase our common stock through accumulated payroll deductions. Unless terminated earlier by the board of directors, the 2008 Purchase Plan shall terminate on the earlier to occur of issuance of all the shares reserved for issuance under the 2008 Purchase Plan or ten years from the adoption of the 2008 Purchase Plan.

Share Reserve.    A total of                shares of common stock have been reserved for issuance under the 2008 Purchase Plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the 2008 Purchase Plan will be subject to an automatic annual increase on                of each year, beginning on                , 200  and for       years thereafter, by the least of (a)       % of the number of shares of all classes of common stock outstanding that date or (b) a lesser number of shares determined by our board.

Administration.    The 2008 Purchase Plan will be administered by our board of directors or a committee of our board of directors.

Qualification under the Code.    The 2008 Purchase Plan is designed to qualify as an "employee stock purchase plan" under Section 423(b) of the Code.

Eligibility.    Our employees (including officers and employee directors), or employees of any majority-owned subsidiary designated by our board, are eligible to participate in the 2008 Purchase Plan if they are employed by us or any such subsidiary for not less than 20 hours per week and not less than five months per year. An employee cannot be granted an option under the 2008 Purchase Plan if, immediately after the grant, such employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries.

Offering Periods.    The 2008 Purchase Plan will be implemented by offering periods of approximately     months' duration. The first offering will commence on the first business day on which prices for our common stock are available on the Nasdaq Global Market. Subsequent offering periods will commence generally on                 and                of each year. Each offering period will consist of at least one purchase period. At the end of each purchase period an automatic purchase will be made for participants. Each eligible employee who enrolls by the       day before the beginning of an offering period will be granted an option to purchase shares in the offering period in an amount equal to the maximum number of shares that an individual can purchase under the terms of the 2008 Purchase Plan.

Payroll Deductions.    The 2008 Purchase Plan permits eligible employees to purchase our common stock through payroll deductions, which in any event may not exceed                % of an employee's base salary. In addition, under the 2008 Purchase Plan, an eligible employee shall not be permitted to purchase stock under the 2008 Purchase Plan at a rate that exceeds $25,000 of fair market value of such stock for each calendar year in which the option is outstanding and no employee may purchase more than                shares of common stock under the 2008 Purchase Plan in any one purchase period.

Purchase Price.    The purchase price will be equal to the lesser of 85% of the fair market value of our common stock on the first day of the offering period or 85% of the fair market value of our common stock at the end of each purchase period. Employees may reduce the rate of payroll deductions during an offering period. Employees may end their participation in the 2008 Purchase Plan at any time during an offering period, and participation ends automatically on termination of employment.

Change in Control.    If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each option to purchase stock under the 2008 Purchase Plan will be assumed or an equivalent right substituted by the successor corporation provided that in the event the successor corporation refuses to assume or substitute such option, employee participants will have the right to exercise their option prior to the transaction. Outstanding options will be adjusted if we effect a stock split, stock dividend or similar change in our capital structure.

Amendment and Termination.    Our board of directors has the authority to amend or terminate the 2008 Purchase Plan at any time, including amendments to outstanding options under this plan, subject to required approvals of our stockholders in order for the 2008 Purchase Plan to qualify under Section 423 of the Code or other applicable law.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance, a 401(k) plan, an employee assistance program, maternity and paternity leave plans and standard company holidays. Our executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees, except that our chief executive officer or his designee is the beneficiary of a life insurance policy which we pay for, which is not available to any other employee.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all of our employees are eligible to participate in the 401(k) plan. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation on a pre-tax basis by up to the statutorily prescribed limit, and have the amount of the reduction contributed to the 401(k) plan. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employee elective deferrals are fully vested at all times. The 401(k) plan allows for matching contributions to be made by us and, for fiscal year 2007, we matched 100% of employee contributions of the first 3% of their eligible compensation and 50% of employee contributions of the next 4-5% of their eligible compensation. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Limitation on Officers' and Directors' Liability and Indemnification Agreements

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

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actual receipt of an improper benefit or profit in money, property or services; or

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active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision which limits directors' and officers' liability to the maximum extent permitted by Maryland law.

Upon the closing of this offering, our charter will authorize us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of ours and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Upon the closing of this offering, our bylaws will obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of ours and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The bylaws will also permit us to indemnify and advance expenses to any individual who served a predecessor of ours in any of the capacities described above and any employee or agent of ours or a predecessor of us.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities, unless it is established that:

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the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

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the director or officer actually received an improper personal benefit in money, property or services; or

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in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by, or in the right of, the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification, and then, only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In addition to the indemnification required in our bylaws to be in effect upon the closing of this offering, we entered into indemnification agreements with each of our current directors and officers and some employees before the completion of this offering. These agreements provide for the indemnification of our directors and officers and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents to the maximum extent permitted under Maryland law. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our charter and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their duties. They may also reduce the likelihood of stockholder derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no currently pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any currently pending or threatened litigation that may result in claims for indemnification by any director or officer.

Transactions with Related Persons

Transactions and Relationships with Directors, Officers and 5% Stockholders

We describe below transactions and series of similar transactions, since January 1, 2005, to which we were a party or will be a party, in which:

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the amounts involved exceeded or will exceed $120,000; and

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a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unrelated third parties on an arms-length basis.

Series BB Financing

On October 5, 2005 and November 9, 2005, we issued and sold an aggregate of 3,792,317 shares of our Series BB preferred stock at a price of approximately $1.39 per share to certain investors for an aggregate purchase price of approximately $5.3 million. Mayflower LP and Wall Street Technology Partners LP were both 5% or greater stockholders immediately before the time of the sale and purchased an aggregate of 851,017 and 617,078 shares of Series BB preferred stock, respectively, for a total purchase price of approximately $1.2 million and $855,000, respectively, and received warrants to purchase 621,699 and 450,798 shares of Series BB preferred stock, respectively, at an exercise price of approximately $1.39 per share.

Series CC Financing

On July 31, 2007 and August 24, 2007, we issued and sold an aggregate of 18,834,583 shares of our Series CC preferred stock at a price of $1.59 per share to certain investors for an aggregate purchase price of approximately $30.0 million. ICG Holdings, Inc., Mayflower LP and Wall Street Technology Partners LP were each 5% or greater stockholders immediately before the time of such sale and purchased an aggregate of 3,235,168, 1,286,451 and 785,176 shares of Series CC preferred stock, respectively, for a total purchase price of approximately $5.2 million, $2.0 million and $1.3 million, respectively.

Michael D. Zisman

In November 2007, we acquired substantially all of the assets of Spotlight Data Solution, Inc. for $1.2 million in cash. Michael D. Zisman, a member of our board of directors, was a stockholder and a creditor of Spotlight Data Solution, Inc. In connection with the acquisition, Dr. Zisman received $65,096 as a stockholder of Spotlight Data Solution, Inc. and an aggregate of $351,325 as a creditor.

Policies and Procedures for Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, where the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transaction that is ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in our policy after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

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the related person's interest in the related person transaction;

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the approximate dollar value of the amount involved in the related person transaction;

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the approximate dollar value of the amount of the related person's interest in the transaction, without regard to the amount of any profit or loss;

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whether the transaction was undertaken in the ordinary course of our business;

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whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

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the purpose of, and the potential benefits to us of, the transaction; and

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any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

Previous related person transactions were not subject to this policy but similar factors were considered prior to their approval in accordance with the requirements of the Maryland General Corporation Law, or the MGCL.

Principal Stockholders

The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock as of February 29, 2008, by:

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each of our named executive officers;

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each of our directors;

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each person, or group of affiliated persons, who is known by us to be the beneficial owner of more than 5% of our common stock; and

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all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. We have based our calculation of the percentage of beneficial ownership on the total of 74,865,553 shares of common stock outstanding on February 29, 2008 assuming conversion of all the outstanding shares of preferred stock into 74,834,928 shares of common stock.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding any shares of common stock subject to options or warrants held by that person that are currently exercisable or are exercisable within 60 days of February 29, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Restricted stock units are not included in this table as they do not entitle their holders to voting or any other rights of a stockholder of Metastorm prior to the issuance of the underlying shares. Beneficial ownership representing less than 1% is denoted with an asterisk (*). Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Metastorm Inc., 500 East Pratt Street, Suite 1250, Baltimore, Maryland 21202. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws where applicable.

		Percentage of Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Stockholders:
ICG Holdings, Inc.(1) 690 Lee Road, Suite 310 Wayne, PA, 19087	24,123,503	32.2%
ABS Capital Partners V LP and affiliated investment funds(2) 400 East Pratt Street, Suite 910 Baltimore, MD 21202	12,562,815	16.8
3i Group plc(3) 16 Palace Street London SW1E 5JD United Kingdom	9,592,611	12.8
Wall Street Technology Partners LP(4) 1325 Avenue of the Americas 27th Floor New York, NY 10019	6,808,028	9.1

Named Executive Officers and Directors
Robert J. Farrell(5)(6)	1,609,375	2.1%
Christopher S. Desautelle(6)(7)	506,437	*
Eileen M. Garry(6)(8)	505,937	*
Gregory A. Carter(9)	147,913	*
Swata J. Gandhi(10)	12,500	*
Harold D. Copperman(11)	149,334	*
Adam E. Lichtenstein(4)	6,808,028	9.1%
James C. Simmons(12)	3,125	*
Laura L. Witt(2)	12,562,815	16.8%
Michael D. Zisman(1)	24,123,503	32.2%
All executive officers and directors as a group (10 persons)(13)	46,428,967	59.7%

(1)
Consists of 24,123,503 shares of common stock held by ICG Holdings, Inc. ICG Holdings, Inc. is wholly owned by Internet Capital Group, Inc., or ICGE, a public company listed on NASDAQ; therefore, ICGE may be deemed to beneficially own the shares owned by ICG Holdings, Inc. Michael D. Zisman, a member of Metastorm's board of directors, is a Managing Director of, and has an ownership interest in, ICGE and may be deemed to beneficially own the shares owned by ICG Holdings, Inc. Dr. Zisman disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(2)
Consists of 11,289,657 shares of common stock held by ABS Capital Partners V LP, 584,344 shares of common stock held by ABS Capital Partners V-A LP and 688,814 shares of common stock held by ABS Capital Partners V Offshore LP. ABS Partners V L.L.C., or ABS Partners, is the general partner of ABS Partners V, L.P., or ABS Partners V, which is the general partner of ABS Capital Partners V, LP, ABS Capital Partners V-A, LP and ABS Capital Partners V Offshore, L.P., collectively referred to as the Funds. Donald B. Hebb, Jr., Phillip A. Clough, John D. Stobo, Jr., Mark S. Anderson, Stephanie D. Carter, Frederic G. Emry III, Ashoke Goswami, James E. Stevenson, Ralph S. Terkowitz, Timothy T. Weglicki and Laura L. Witt, are the managing members of the ABS Partners, or the Managers. ABS Partners, ABS Partners V and the Managers may vote or sell the securities owned by the Funds. ABS Partners, ABS Partners V and each of the Managers disclaim beneficial ownership of the shares owned by the Funds, except to the extent of their pecuniary interest therein.

(3)
Consists of 9,592,611 shares of common stock owned by Mayflower LP. 3i Investments plc is a 100% indirect subsidiary of 3i Group plc, a public company listed on the London Stock Exchange. 3i Investments plc acts as the manager of Mayflower LP and, as such, has the discretionary power to control the exercise of the investment and voting power relating to the shares owned by Mayflower LP. By virtue of its ownership of 3i Investments plc, 3i Group plc may be deemed to beneficially own the shares owned by Mayflower LP. 3i Group plc disclaims beneficial ownership of the shares owned by Mayflower LP, except to the extent of its pecuniary interest therein.

(4)
Consists of 6,808,028 shares of common stock held by Wall Street Technology Partners LP. Wall Street Technology Partners LP is a limited partnership. The general partner of Wall Street Technology Partners LP is Wall Street Technology Managers LLC, whose general partner is Technology Equity Employees LLC. The members of Technology Equity Employees LLC are Adam Lichtenstein, Richard Wolf and Victoria Katsov. By virtue of their ownership and positions as members of Technology Equity Employees LLC, Adam E. Lichtenstein, Richard Wolf and Victoria Katsov each may be deemed to beneficially own these shares. Adam E. Lichtenstein, Richard Wolf and Victoria Katsov each disclaim beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein.

(5)
Consists of 1,609,375 shares of common stock issuable upon exercise of stock options.

(6)
Messrs. Farrell and Desautelle and Ms. Garry have been granted restricted stock units for shares of our Series AA preferred stock, or RSUs, under our 2004 Plan. Although these RSUs represent the right to acquire shares of our Series AA preferred stock, they are nontransferable and do not entitle the grantee to voting or any other rights of a stockholder of Metastorm prior to the issuance of the underlying shares. These RSUs are not treated as shares of common stock beneficially owned for purposes of this table. These RSUs were granted on September 15, 2004 and were fully vested in September 2006, which means they are no longer subject to forfeiture, but the underlying shares of common stock will not be issued until the earlier of (i) September 1, 2009 or (ii) the date of a change in control. As of February 29, 2007, (i) Mr. Farrell held outstanding RSUs for an aggregate of 721,890 shares of our Series AA preferred stock and (ii) each of Mr. Desautelle and Ms. Garry held outstanding RSUs for an aggregate of 360,945 shares of our Series AA preferred stock.

(7)
Consists of 506,437 shares of common stock issuable upon exercise of stock options.

(8)
Consists of 505,937 shares of common stock issuable upon exercise of stock options.

(9)
Consists of 499 shares of common stock issuable upon the automatic conversion of Series AA preferred stock upon completion of this offering and 147,414 shares of common stock issuable upon exercise of stock options.

(10)
Consists of 12,500 shares of common stock issuable upon exercise of stock options.

(11)
Consists of 149,334 shares of common stock issuable upon exercise of stock options.

(12)
Consists of 3,125 shares of common stock issuable upon exercise of stock options.

(13)
See footnotes 1, 2, 4, 5 and 7 through 12 above. Includes options to purchase an aggregate of 2,934,122 shares of common stock exercisable within 60 days of February 29, 2008.

Description of Capital Stock

General

Upon the completion of this offering, our charter will authorize us to issue up to                shares of common stock, par value $0.01 per share, and up to 5,000 shares of preferred stock, par value $0.01 per share. The following information assumes the filing of our charter and the conversion of all outstanding shares of our preferred stock into shares of common stock upon completion of this offering.

Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. Under Maryland law, our stockholders generally are not liable for our debts or obligations.

As of December 31, 2007, and assuming the conversion of all outstanding preferred stock into common stock immediately prior to the closing of this offering, there were:

•
74,863,053 outstanding shares of our common stock held by approximately 106 stockholders;

•
8,258,325 shares issuable upon exercise of outstanding stock options; and

•
53,434 shares issuable upon exercise of outstanding warrants.

The following description of our capital stock and provisions of our charter and bylaws are summaries and are qualified by reference to the MGCL. Our charter and bylaws will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

All shares of common stock offered by this prospectus will be duly authorized, validly issued, fully paid and nonassessable.

Voting Rights

Except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to common stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any of our securities and generally have no appraisal rights unless our board of directors, upon the affirmative vote of a majority of the board of directors, determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. All shares of common stock will have equal dividend, liquidation and other rights.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of December 31, 2007, there were outstanding options to purchase (i) 45,825 shares of common stock at a weighted average exercise price of $64.12 per share under our 1999 Plan and (ii) 8,212,500 shares of common stock at a weighted average exercise price of $0.35 per share under our 2004 Plan.

Warrants

As of December 31, 2007, there were outstanding warrants to purchase 53,434 shares of our common stock at a weighted exercise price of $4.51 per share. These warrants may be exercised at any time prior to their termination dates, which range between the seventh or tenth anniversary of their issue dates.

Registration Rights

We are a party to a registration rights agreement with certain holders of our preferred stock. Following this offering, the holders of approximately 74,916,513 shares of common stock, including shares to be issued upon the automatic conversion of all of our preferred stock upon completion of this offering and shares to be issued upon the exercise of outstanding warrants will be entitled to registration rights with respect to their shares.

Any group of holders of at least 10% of the securities with registration rights under the registration rights agreement may request that we register all or part of their shares at any time beginning six months after this offering. We will effect the registration as requested, unless in the good faith judgment of our board of directors, such registration should be delayed. We are required to effect four of these registrations. However, if at any time we become eligible to file a registration statement on Form S-3, or any successor form, holders of registration rights under the registration rights agreement may make up to two requests in any twelve month period for us to effect a registration on such forms of their common stock having an aggregate offering price of at least $1,000,000. In addition, holders of securities with registration rights under the registration rights agreement, including a holder of a warrant to purchase 52,177 shares of common stock, are entitled to register their shares in this offering but they have waived such right. The holders of our warrants and the parties to our registration rights agreement may also require us to include their shares in future registration statements that we file.

These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations. Upon any of these registrations, these shares will be freely tradable in the public market without restriction. We are obligated under the registration rights agreement to pay the registration expenses incurred in connection with any registration, qualification or compliance relating to the exercise of a holder's registration rights. Additionally, we have agreed to indemnify and hold harmless holders, and their affiliates, of registrable securities covered by a registration statement against certain liabilities, including liabilities under the Securities Act or to contribute to payments the holders, or their affiliates, may be required to make because of any of those liabilities.

Potential Anti-takeover Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws to be in Effect Upon the Completion of this Offering

Power to Issue Additional Shares of Common Stock and Preferred Stock

Our charter to be in effect upon the completion of this offering will permit our board of directors to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series and to issue additional shares of common stock or preferred stock. We believe that this will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of preferred stock that could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of common stock or otherwise be in their best interest.

Classification of the Board of Directors

Our charter and bylaws to be in effect upon the completion of this offering will provide that the number of our directors may be established by the board of directors but may not be fewer than the minimum number required by the MGCL. Any vacancy may be filled, at any regular meeting or at any special meeting called for that purpose, only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which such vacancy occurred.

Pursuant to our charter, the board of directors is divided into three classes of directors. The initial terms of the first, second and third classes will expire in 2009, 2010 and 2011, respectively. In each year beginning at the 2009 annual meeting of stockholders, one class of directors will be elected by the stockholders and the directors of each such class will serve for three-year terms and until their successors are duly elected and qualify. We believe that classification of the board of directors will help to assure the continuity and stability of our business strategies and policies as determined by the board of directors. Holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

The classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer, a proxy contest or an attempt to acquire control of Metastorm, even though the potential tender offer, proxy contest or change in control might be in the best interest of the stockholders.

Removal of Directors

Our charter to be in effect upon the completion of this offering will provide that a director may be removed only for cause (as defined in the charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of the board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except for cause and by a substantial affirmative vote, and precludes stockholders from filling the vacancies created by the removal with their own nominees.

Amendments to Charter Provisions Regarding Directors

Our charter provisions on classification of the board of directors and removal of directors may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Vote Required for Extraordinary Actions

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for amendments of the charter relating to the classification of our board of directors and the removal of directors, our charter provides for a majority vote in these situations.

Business Combinations

Under the MGCL, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•
any person who beneficially owns ten percent or more of the voting power of the corporation's outstanding voting stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•
80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Pursuant to the statute, our board of directors has adopted a resolution exempting any business combination that is first approved by our board of directors, including a majority of those members of the board of directors who are independent. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any such person. The opt-out from the business combination provisions may be altered or repealed at any time by our board of directors.

If the opt-out from the business combination provisions is altered or repealed or the board of directors does not otherwise approve a business combination, the business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•
one-tenth or more but less than one-third;

•
one-third or more but less than a majority; or

•
a majority or more of all voting power.

Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the control shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws to be in effect upon the completion of this offering will contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Dissolution

Our dissolution must be approved by resolution of a majority of our entire board of directors and by the affirmative vote of our stockholders holding a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws to be in effect upon the completion of this offering will provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and proposals of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by our board of directors, or (iii) provided that our board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.

Special Meetings of Stockholders

Through provisions in our charter and bylaws, each of which will be in effect upon the closing of this offering, we will require, unless called by our chairman of the board, our president, our chief executive officer or the board of directors, the request of holders of a majority of outstanding shares to call a special meeting.

The NASDAQ Global Market Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol "MSTM".

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                . Its address is                , and its telephone number is                .

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2007, upon completion of this offering,                 shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable immediately, unless purchased by our affiliates. The remaining                 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act, to the extent such shares have been released from any repurchase option that we may hold. "Restricted securities" as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or if sold pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

The SEC has recently adopted amendments to Rule 144 which provide that a person who has beneficially owned restricted shares of our securities for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of our securities for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the total number of securities of the same class then outstanding, which will equal                 shares immediately after this offering (or                  shares if the underwriters exercise their over-allotment option); or

•
the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements, as described below and under the section headed "Underwriting" included elsewhere in this prospectus, and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, our officers and directors and substantially all other stockholders have agreed to a 180-day "lock-up" with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, without the prior written consent of Jefferies & Company, Inc. and Oppenheimer & Co. Inc., for a period of 180 days following the date of this prospectus, we and such persons may not (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of these securities, or (ii) enter into any swap or other agreement or arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock, whether any such transaction is to be settled by delivery of shares of our common stock or such other securities. In addition, the lock-up period may be extended in the event that we issue an release earnings or announce certain material news or a material event with respect to us occurs during the last 17 days of the lock-up period, or prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

The restrictions in these lock-up agreements will not apply, subject to certain conditions, to transactions relating to: (i) common stock or other securities to be transferred as a gift or gifts; (ii) dispositions to any trust or partnership for the direct or indirect benefit of a stockholder or any member of the stockholder's immediate family; (iii) distributions of securities to a stockholder's limited partners, members or stockholders, provided that the recipient in each of (i), (ii) and (iii) agrees to be bound by such restrictions; or (iv) the sale of any shares of common stock acquired in open market transactions at the time of or after the completion of this offering. For purposes of this paragraph, "immediate family" shall mean the stockholder and the stockholder's spouse, any lineal descendent, father, mother, brother or sister of the stockholder.

Registration Rights

Following this offering, under specified circumstances and subject to customary conditions set forth in a registration rights agreement entered into with us, holders of approximately 74,827,614 shares of our outstanding common stock, including shares to be issued upon the automatic conversion of all of our preferred stock upon completion of this offering, will (i) at any time beginning six months after this offering, have demand registration rights with respect to their shares of common stock and can require us to register their shares of common stock under the Securities Act and (ii), subject to the 180-day lock-up arrangement described above, will have piggyback registration rights with respect to their shares of common stock and have rights to participate in any future registrations of securities. The holders of securities with registration rights under the registration rights agreement, plus a holder of a warrant to purchase 52,177 shares of common stock, are also entitled to register their shares in this offering but they have waived such right. In addition, a holder of 1,257 shares of common stock to be issued upon exercise of an outstanding warrant, subject to the 180-day lock-up arrangement described above, also has piggyback registration rights with respect to its shares of common stock and has rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock – Registration Rights."

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issuable upon the conversion and exercise of options or other awards outstanding or reserved for issuance under our 2008 Equity Incentive Plan and our 2008 Purchase Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see "Management – Employee Benefit and Stock Plans."

Certain Material U.S. Federal Income Tax
Considerations to Non-U.S. Holders

The following summary describes certain material United States federal income tax consequences, as of the date of this prospectus, of the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder (as defined below) who purchases our common stock pursuant to this offering and holds shares of our common stock as capital assets. This discussion does not address all aspects of United States federal income taxation and does not deal with estate, gift, foreign, state or local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special U.S. tax rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, investors in partnerships or other pass-through entities for United States federal income tax purposes, dealers in securities, holders of securities held as part of a "straddle," "hedge," "conversion transaction" or other risk reduction transaction, and certain former citizens or long-term residents of the United States that are subject to special treatment under the Code. Such entities and persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and Treasury regulations promulgated thereunder, and rulings and judicial decisions interpreting the foregoing as of the date hereof; such authorities may be repealed, revoked or modified with or without retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Accordingly, persons who are partners in partnerships holding our common stock should consult their tax advisors.

The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the Internal Revenue Service or the courts. No ruling from the Internal Revenue Service has been or will be sought with respect to the matters discussed below, and no assurance can be given that the Internal Revenue Service or the courts will agree with the tax consequences described in this prospectus.

As used herein, a "Non-U.S. Holder" means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•
a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust (i) which is subject to primary supervision by a court situated within the United States and as to which one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ALL PROSPECTIVE PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES, AS WELL AS OTHER U.S. FEDERAL, STATE, AND LOCAL INCOME AND

ESTATE TAX CONSEQUENCES, AND NON-U.S. TAX CONSEQUENCES, TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK.

Dividends

If we make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder's investment to the extent of the Non-U.S. Holder's adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain. See " – Gain on Disposition of Common Stock" below for additional information.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an exemption from withholding or a reduced rate of withholding under provisions of an applicable treaty will be required to (a) complete and provide to us or our withholding agent IRS Form W-8BEN (or appropriate substitute form) before the payment is made and certify, under penalty of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty or (b) hold common stock through certain foreign intermediaries and satisfy the certification requirements for treaty benefits of applicable Treasury regulations. Special certification requirements apply to certain Non-U.S. Holders that are "pass-through" entities for U.S. federal income tax purposes. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Subject to variations under applicable treaties, this United States withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States. Dividends effectively connected with the conduct of a United States trade or business are instead subject to United States federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined in the Code. In order to obtain this exemption from withholding on effectively connected dividends, a Non-U.S. Holder must provide to us or our withholding agent a valid Internal Revenue Service Form W-8ECI or other successor form properly certifying such exemption. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of our common stock unless:

•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States or, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder;

•
the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of disposition, meets certain other requirements and is not eligible for relief under an income tax treaty; or

•
we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC (as described below), for United States federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder's holding period for the common stock).

Gain recognized on the sale or other disposition of our common stock that is effectively connected with a United States trade or business, or attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, is subject to United States federal income tax on a net income basis generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined in the Code. Any such effectively connected gain from the sale or disposition of our common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. Holder who is present in the United States for 183 or more days during the taxable year of disposition generally will be subject to a 30% tax imposed on the gain derived from the sale or disposition of our common stock, which may be offset by U.S. source capital losses realized in the same taxable year.

In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property.

We believe that we currently are not a USRPHC. In addition, based on our financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC, although there can be no assurance these conclusions are correct or might not change in the future based on changed circumstances.

If we become a USRPHC, a Non-U.S. Holder nevertheless will not be subject to United States federal income tax if our common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, and the Non-U.S. Holder holds no more than five percent of our outstanding common stock, directly or indirectly, during the applicable testing period. Special rules apply to the determination of the five-percent threshold. We have applied to have our common stock listed on the NASDAQ Global Market and we expect that our common stock may be regularly traded on an established securities market in the United States so long as it is so listed.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28% of the gross amount). Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (usually on the forms described above) is provided to us, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or the holder is a corporation or one of several types of entities and organizations that qualify for exemption.

Information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a United States office of a broker unless the Non-U.S. Holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to disposition proceeds paid to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of an non-U.S. broker. Information reporting, but not backup withholding, will apply to disposition proceeds paid to a Non-U.S. Holder through a non-U.S. office of a United States broker or a broker with substantial Untied States ownership or operations unless the broker has documentary evidence that the beneficial owner is a Non-U.S. Holder (or an exemption is otherwise established).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Underwriting

We have entered into an underwriting agreement with the underwriters named below. Jefferies & Company, Inc. and Oppenheimer & Co. Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Jefferies & Company, Inc.
Oppenheimer & Co. Inc.
Needham & Company, LLC
JMP Securities LLC
Craig-Hallum Capital Group LLC

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares of our common stock should be ready for delivery on or about                        , 2008 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $        per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $        per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of            additional shares from us solely to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $        , and the total proceeds to us, before expenses, will be $        . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $      .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We, our officers and directors and substantially all other stockholders have agreed to a 180-day "lock up" with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, without the prior written consent of Jefferies & Company, Inc. and Oppenheimer & Co. Inc., for a period of 180 days following the date of this prospectus, we and such persons may not (x) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of these securities, or (y) enter into any swap or other agreement or arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock, whether any such transaction is to be settled by delivery of shares of our common stock or such other securities. In addition, the lock-up period may be extended in the event that we issue an release earnings or announce certain material news or a material event with respect to us occurs during the last 17 days of the lock-up period, or prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

The restrictions in these lock-up agreements will not apply, subject to certain conditions, to transactions relating to: (i) common stock or other securities to be transferred as a gift or gifts; (ii) dispositions to any trust or partnership for the direct or indirect benefit of a stockholder or any member of the stockholder's immediate family; (iii) distributions of securities to a stockholder's limited partners, members or stockholders, provided that the recipient in each of (i), (ii) and (iii) agrees to be bound by such restrictions; or (iv) the sale of any shares of common stock acquired in open market transactions at the time of or after the completion of this offering. For purposes of this paragraph, "immediate family" shall mean the stockholder and the stockholder's spouse, any lineal descendent, father, mother, brother or sister of the stockholder.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

While we have applied to have our common stock listed on the NASDAQ Global Market under the symbol MSTM, prior to this offering there has been no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

•
the history and prospects for the industry in which we compete;

•
our past and present operations;

•
our historical results of operations;

•
our prospects for future business and earning potential;

•
our management;

•
the general condition of the securities markets at the time of this offering;

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the recent market prices of securities of generally comparable companies;

•
the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•
other factors deemed to be relevant.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of our common stock before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•
Stabilizing transactions – The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the market price of our common stock, so long as stabilizing bids do not exceed a specified maximum.

•
Over-allotments and syndicate covering transactions – The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after the pricing of this offering, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•
Penalty bids – If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•
Passive market making – Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market if such purchases by the underwriters were not occurring. The imposition of a penalty bid might also have an effect on the price of our common stock if it discourages resales of the shares.

Based on the number of shares outstanding on                                    , after giving effect to the                                    shares issued in our initial public offering on                                    , an affiliate of Oppenheimer & Co. Inc. owns approximately            % in the aggregate, of our outstanding common stock.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the NASDAQ Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Belgium

The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the securities has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission ("Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen"). Any representation to the contrary is unlawful.

Each underwriter has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any securities, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the securities or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of securities to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and us to be in violation of the Belgian securities laws.

France

Neither this prospectus nor any other offering material relating to the securities has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this nor any other offering material relating to the securities has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the securities to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorized to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l'épargne). Such securities may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom/Germany/Norway/The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in this prospectus in the United Kingdom, Germany, Norway and the Netherlands where prospectus will be approved or passported for the purposes of a non-exempt offer once this prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the United Kingdom, Germany, Norway and the Netherlands except that an offer to the public in that

Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

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to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
by the managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Jefferies & Company, Inc. and Oppenheimer & Co. Inc. for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to us; and

•
it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following:

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a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

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a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

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an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741 1981, other than a joint services company, acting for their own account or fro the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

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an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

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a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•
an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the securities offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy

The offering of the securities offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa ("CONSOB") pursuant to Italian securities legislation and, accordingly, the securities offered hereby cannot be offered, sold or delivered in the Republic of Italy ("Italy") nor may any copy of this prospectus or any other document relating to the securities offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the securities offered hereby or distribution of copies of this prospectus or any other document relating to the securities offered hereby in Italy must be made:

•
by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the "Banking Act");

•
in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

•
in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this prospectus may not be made available, nor may the securities offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will only be made to qualified investors in Sweden. This offering will be made to no more than 100 persons or entities in Sweden.

Switzerland

The securities offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The securities being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in securities.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel Venable LLP, Baltimore, Maryland. Various legal matters relating to this offering will be passed upon for us by our counsel, Heller Ehrman LLP, New York, New York. Various legal matters relating to this offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

Experts

The consolidated financial statements of Metastorm Inc. as of December 31, 2006 and 2007 and for each of the two years in the period ended December 31, 2007 included in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accountants as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of Metastorm Inc. and subsidiaries as of December 31, 2005 (not presented in this prospectus and registration statement), and the related accompanying consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2005 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Proforma Corporation as of June 30, 2006 and 2007 and for each of the two years in the period ended June 30, 2007 appearing in this prospectus and registration statement have been audited by Virchow Krause and Company, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto, as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC's website at www.sec.gov.

As a result of this offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions on stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Metastorm Inc. and Subsidiaries Consolidated Financial Statements
Report of Grant Thornton LLP – Independent Registered Public Accounting Firm	F-2
Report of Ernst & Young LLP – Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2006 and 2007	F-4
Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007	F-6
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2005, 2006 and 2007	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-9
Notes to Consolidated Financial Statements	F-11
Proforma Corporation and Subsidiary Consolidated Financial Statements
Independent Auditors Report of Virchow, Krause & Company LLP	F-45
Consolidated Balance Sheets as of June 30, 2006 and 2007	F-46
Consolidated Statements of Income for the years ended June 30, 2006 and 2007	F-47
Consolidated Statements of Stockholders' Equity for the years ended June 30, 2006 and 2007	F-48
Consolidated Statements of Cash Flows for the years ended June 30, 2006 and 2007	F-49
Notes to Consolidated Financial Statements	F-50
Metastorm Inc. Unaudited Pro Forma Consolidated Financial Statements
Introduction to Unaudited Pro Forma Consolidated Financial Statements	F-56
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2007	F-57
Notes to the Unaudited Pro Forma Consolidated Financial Statements	F-58

The accompanying notes are an integral part of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Metastorm Inc.

We have audited the accompanying consolidated balance sheets of Metastorm Inc. (a Maryland Corporation) as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2007. Our audits of the basic financial statements included the financial statement Schedule II, valuation and Qualifying Accounts. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metastorm Inc. at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth herein.

As discussed in Note 16 to the consolidated financial statements, in 2007, Metastorm Inc. adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

As discussed in Note 2 to the financial statements, the Company restated its financial statements as of and for the year ended December 31, 2006.

/s/ Grant Thornton LLP

Baltimore, Maryland
May 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Metastorm Inc. and subsidiaries

We have audited the consolidated balance sheet of Metastorm Inc. and subsidiaries as of December 31, 2005 (not presented herein), and the related accompanying consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metastorm Inc. and subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2005, have been restated to correct certain accounting errors.

/s/ Ernst & Young LLP

Baltimore, Maryland
May 12, 2008

METASTORM INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2007
	Restated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,779,708	$9,041,003
Accounts receivable, less allowance for doubtful accounts of $254,195 and $86,579, respectively	9,124,048	21,850,233
Prepaid expenses and other current assets	1,026,566	2,006,023
Deferred income taxes	–	433,601

Total current assets	17,930,322	33,330,860
PROPERTY AND EQUIPMENT, net	1,507,586	2,244,449
RESTRICTED CASH	391,960	341,068
OTHER ASSETS	198,358	184,229
SOFTWARE DEVELOPMENT COSTS, net	524,234	169,285
INTANGIBLE ASSETS, net	6,375,000	23,179,846
GOODWILL	15,447,130	34,746,405
DEFERRED INCOME TAXES	–	83,074

	$42,374,590	$94,279,216

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$7,456,495	$11,426,571
Deferred revenue	8,836,028	13,182,956
Capital leases	–	179,951
Notes payable	226,558	7,006
Income taxes payable	–	60,032

Total current liabilities	16,519,081	24,856,516
LONG-TERM LIABILITIES
Deferred rent	831,830	853,777
Deferred revenue	819,567	739,870
Capital leases	–	318,541
Other long term liabilities	204,058	135,014
Fair value of derivative	3,771,177	224,432
Deferred tax liability	487,828	–
Notes payable, less current portion	285,493	73,634

	6,399,953	2,345,268
COMMITMENTS AND CONTINGENCIES	–	–
SERIES AA REDEEMABLE CONVERTIBLE PREFERRED STOCK, $.01 par value, 71,012,991 shares authorized, none issued and outstanding at December 31, 2006, 56,000,334 shares issued and outstanding at December 31, 2007, aggregate liquidation preference of $88,515,269	–	85,969,589

The accompanying notes are an integral part of these financial statements.

METASTORM INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)

	December 31,
	2006	2007
	Restated
SERIES CC REDEEMABLE CONVERTIBLE PREFERRED STOCK, $.01 par value, 18,844,221 shares authorized, none issued and outstanding at December 31, 2006, 18,834,583 shares issued and outstanding at December 31, 2007, aggregate liquidation preference of $30,976,304	–	30,813,160
SERIES BB REDEEMABLE CONVERTIBLE PREFERRED STOCK, $.01 par value, 6,800,000 shares authorized, 3,792,317 shares issued and outstanding at December 31, 2006, none issued and outstanding at December 31, 2007,	5,780,599	–
STOCKHOLDERS' EQUITY
Series AA Convertible Preferred Stock, $.01 par value, 40,000,000 shares authorized, 37,056,696 shares issued and outstanding at December 31, 2006, none issued and outstanding at December 31, 2007	370,567	–
Common stock, $.01 par value, 120,000,000 shares authorized, none issued and outstanding at December 31, 2006, 28,125 shares issued and outstanding at December 31, 2007	–	281
Additional paid-in capital	82,960,021	19,312,102
Accumulated other comprehensive income	370,622	423,564
Accumulated deficit	(70,026,253)	(69,441,264)

	13,674,957	(49,705,317)

	$42,374,590	$94,279,216

The accompanying notes are an integral part of these financial statements.

METASTORM INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2005	2006	2007
	Restated	Restated
REVENUES
Software licenses	$12,745,704	$17,772,317	$25,772,327
Maintenance and support	7,715,147	12,860,893	17,091,686
Professional services	4,853,745	11,420,908	16,848,405

Total Revenues	25,314,596	42,054,118	59,712,418
COST OF REVENUES
Software licenses	1,257,194	1,525,519	2,129,350
Maintenance and support	787,822	959,602	1,475,919
Professional services	3,596,164	9,506,006	12,939,275

Total Cost of Revenues	5,641,180	11,991,127	16,544,544

Gross profit	19,673,416	30,062,991	43,167,874
OPERATING EXPENSES
Research and development	2,140,892	4,473,806	6,549,159
Sales and marketing	11,434,223	16,018,285	24,598,054
General and administrative	5,415,625	7,194,641	7,999,829
Depreciation	379,028	523,112	764,087
Write down of software development costs to net realizable value	678,000	–	–
Amortization of intangible assets	425,000	1,700,000	3,778,154
Business restructuring charges	949,806	–	–

Total operating expenses	21,422,574	29,909,844	43,689,283

Income (loss) from operations	(1,749,158)	153,147	(521,409)
OTHER (EXPENSE) INCOME
Change in valuation of derivative	32,166	(432,671)	(956,374)
Interest expense	(266,807)	(296,579)	(54,146)
Interest income	52,812	243,939	304,508
Other	(30,975)	63,631	(124,351)

	(212,804)	(421,680)	(830,363)

Loss before income taxes	(1,961,962)	(268,533)	(1,351,772)

Income tax expense (benefit)	97,566	390,262	(1,936,761)

Net (loss) income	(2,059,528)	(658,795)	584,989
Accretion of preferred stock and preferred stock dividends	(4,467,147)	(4,528,423)	(9,471,463)

Net loss attributable to common stockholders	$(6,526,675)	$(5,187,218)	$(8,886,474)

Net loss attributable to common stockholders per share:
Basic and diluted	$–	$–	$(315.96)
Weighted averages shares outstanding used in computing per share amounts:
Basic and diluted	–	–	28,125
Pro Forma net (loss) income per share amounts (unaudited) (Note 4)	$(0.05)	$(0.02)	$0.01
Shares outstanding used in computing per share amounts as if converted at the beginning of each year:
Pro Forma (unaudited) (Note 4)	42,292,793	42,292,793	76,306,822

The accompanying notes are an integral part of these financial statements.

METASTORM INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

			Series AA Preferred Stock
	Common Stock
							Accumulated Other Comprehensive Income
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Deferred Stock Compensation		Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2005	–	$–	21,656,696	$216,567	$65,499,786	$(875,295)	$477,751	$(67,307,930)	$(1,989,121)
Issuance of Series AA Convertible Preferred Stock in connection with acquisition	–	–	15,400,000	154,000	21,186,088	–	–	–	21,340,088
Accretion of redeemable preferred stock to redemption value and recognition of issuance costs of redeemable preferred stock	–	–	–	–	(3,335,041)	–	–	–	(3,335,041)
Accretion of accrued and undeclared dividend on redeemable preferred stock	–	–	–	–	(105,102)	–	–	–	(105,102)
Amortization of restricted stock	–	–	–	–	–	500,168	–	–	500,168
Comprehensive loss:
Net loss in 2005	–	–	–	–	–	–	–	(2,059,528)	(2,059,528)
Other comprehensive loss:
Foreign currency translation adjustment	–	–	–	–	–	–	(99,106)	–	(99,106)

Total comprehensive loss	–	–	–	–	–	–	–	–	(2,158,634)

Balance at December 31, 2005 Restated	–	–	37,056,696	370,567	83,245,731	(375,127)	378,645	(69,367,458)	14,252,358
Accretion of accrued and undeclared dividend on preferred stock	–	–	–	–	(420,407)	–	–		(420,407)
Amortization of restricted stock	–	–	–	–	–	375,127	–	–	375,127
Stock option expense	–	–	–	–	134,697	–	–	–	134,697
Comprehensive Income (loss):							—
Net Income in 2006	–	–	–	–	–	–		(658,795)	(658,795)
Other comprehensive loss:							–
Foreign currency translation adjustment	–	–	–	–	–	–	(8,023)	–	(8,023)

Total comprehensive income	–	–	–	–	–	–	–	–	(666,818)

The accompanying notes are an integral part of these financial statements.

METASTORM INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

			Series AA Preferred Stock
	Common Stock
							Accumulated Other Comprehensive Income
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Deferred Stock Compensation		Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2006 Restated	–	–	37,056,696	370,567	82,960,021	–	370,622	(70,026,253)	13,674,957
Stock options exercised	28,125	281	–	–	7,594	–	–	–	7,875
Conversion of Series AA Redeemable Convertible Preferred Stock to Series AA Redeemable Convertible Preferred Stock	–	–	(37,056,696)	(370,567)	(49,285,409)	–	–	–	(49,655,976)
Exchange of Series BB shares into Series AA shares and conversion of Series BB warrants for Series AA shares	–	–	–	–	(2,425,635)	–	–	–	(2,425,635)
Accretion of accrued and undeclared dividend on Series AA Redeemable Convertible Preferred Stock and Series CC Redeemable Preferred Stock	–	–	–	–	(12,024,840)	–	–	–	(12,024,840)
Accretion of Series AA Redeemable Convertible Preferred stock to redemption value	–	–	–	–	(141,186)	–	–	–	(141,186)
Accretion of issuance costs for Series CC Redeemable Convertible Preferred Stock	–	–	–	–	(14,822)	–	–	–	(14,822)
Stock option expense	–	–	–	–	236,379	–	–	–	236,379
Comprehensive Income (loss):
Net income in 2007	–	–	–	–	–	–	–	584,989	584,989
Other comprehensive income:
Foreign currency translation adjustment	–	–	–	–	–	–	52,942	–	52,942

Total comprehensive income	–	–	–	–	–	–	–	–	637,931

Balance at December 31, 2007	28,125	$281	–	$–	$19,312,102	–	$423,564	$(69,441,264)	$(49,705,317)

The accompanying notes are an integral part of these financial statements.

METASTORM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2006	2007
	Restated	Restated
Cash flows from operating activities
Net (loss) income	$(2,059,528)	$(658,795)	$584,989
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation	379,028	523,112	764,087
Amortization of software development costs	482,000	480,744	365,684
Write down of software development costs to net realizable value	678,000	–	–
Amortization of restricted stock	500,168	375,127	–
Amortization of intangible assets	425,000	1,700,000	3,778,154
Noncash interest expense	10,987	–	–
Deferred rent	–	235,377	(49,052)
Bad debt (recovery) expense	(24,762)	23,378	(143,133)
Loss (gain) on disposal of property and equipment	–	390,478	(94,518)
Stock compensation expense	–	134,697	236,379
Change in fair value of derivative	(32,166)	432,671	956,374
Changes in operating assets and liabilities
Accounts receivable	(4,067,251)	3,358,481	(9,270,394)
Prepaid expenses and other current assets	76,515	(244,108)	(326,889)
Deferred income taxes	97,566	390,262	(2,055,893)
Accounts payable and accrued expenses	805,892	(1,227,626)	2,188,485
Income taxes payable	–	–	60,032
Deferred revenue	1,188,336	1,017,040	2,658,153

Net cash (used in) provided by operating activities	(1,540,215)	6,930,838	(347,542)
Cash flows from investing activities
Purchase of property and equipment	(142,200)	(813,262)	(345,700)
Proceeds from sale of property and equipment	–	22,450	113,207
(Payment) receipt of restricted cash to collateralize letter of credit	–	(391,960)	50,892
Cash paid for acquisitions, net of cash acquired	(1,287,209)	–	(27,181,487)
Capitalized software development costs	(589,309)	–	–

Net cash used in investing activities	(2,018,718)	(1,182,772)	(27,363,088)

METASTORM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2005	2006	2007
	Restated	Restated
Cash flows from financing activities
Borrowings under notes payable	2,651,193	508,707	–
Repayments of borrowings under notes payable	(1,540,249)	(3,074,685)	(797,392)
Repayments of capital leases	–	–	(82,405)
Proceeds from stock options exercised			7,875
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs of $52,647 in 2005 and $177,966 in 2007	5,202,443	–	29,806,690

Net cash provided by (used in) financing activities	6,313,387	(2,565,978)	28,934,768
Effects of exchange rate changes on cash and cash equivalents	(380,346)	55,654	37,157

Net increase in cash and cash equivalents	2,374,108	3,237,742	1,261,295
Cash and cash equivalents at beginning of year	2,167,858	4,541,966	7,779,708

Cash and cash equivalents at end of year	$4,541,966	$7,779,708	$9,041,003

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$249,148	$313,854	$55,940
Cash paid during the year for income taxes	$–	$–	$59,100
Supplemental schedule of non-cash investing and financing activities:
Leasehold improvements, paid by landlord	$–	$548,683	$90,342
Fixed assets purchased under capital leases	$–	$–	$580,897
Fixed assets purchased included in accounts payable at year end	$–	$–	$207,900
Issuance of 9,276,033 shares of Series AA Redeemable Convertible Preferred Stock as partial consideration to Proforma Corporation	$–	$–	$12,429,884
Issuance of 15,400,000 shares of Series AA Convertible Preferred Stock and a note payable as partial consideration to CommerceQuest, Inc.	$22,453,775	$–	$–
Proforma acquisition purchase price receivable	$–	$–	$248,337
Process Competence purchase price payable	$–	$–	$210,159

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization

Metastorm Inc. (the "Company") is a global provider of enterprise architecture modeling, business process analysis and business process management software, which we call Metastorm Enterprise. This comprehensive suite of software products enables the Company's customers to understand, analyze, automate and continually improve their business processes. As of December 31, 2007, the Company had approximately 1,150 customers in 37 countries, including 39 of the Fortune 100 companies, across a wide range of industries such as business services, financial services, government, healthcare, manufacturing and retail. The Company is headquartered in Baltimore, Maryland, and was incorporated September 1996 under the laws of the state of Maryland.

2.    Restatement

The consolidated balance sheet at December 31, 2005 (not presented herein) and 2006 and the related consolidated statements of operations, stockholders' equity cash flows, and certain disclosures for the years ended December 31, 2005 and 2006 have been restated to correct for the errors noted below.

•
The Company incorrectly accounted for the issuance of warrants to purchase 2,712,222 shares of its Series BB Redeemable Convertible Preferred Stock ("Series BB") in October 2005. Pursuant to the guidance provided in FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and related FASB Staff Position 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable ("FSP 150-5") these warrants should have been separated from the value of the Series BB, recorded as a liability at their estimated fair value on the dates of issuance of $3,282,394 and adjusted to fair value at the end of each subsequent reporting period. Also, as the Series BB was conditionally redeemable on the dates of issuance, the Series BB should have been immediately accreted to redemption value upon issuance. At December 31, 2005 and 2006 the Company estimated the fair value of these warrants was $3,228,140 and $3,607,921. The Company recorded other income of $54,254 and other expense of $379,781 to reflect a change in the fair value of these warrants during the years ended December 31, 2005 and 2006, respectively. The Company has also recorded accretion of Series BB (as a reduction of additional paid-in capital) of $3,284,394 for the year ended December 31, 2005.

•
The valuation allowance offsetting the deferred tax assets was inappropriately reduced by a deferred tax liability related to an indefinite-lived intangible asset (goodwill); therefore the valuation allowance for deferred assets was understated by $97,566 and $487,828 as of December 31, 2005 and 2006, respectively. This resulted in deferred tax liabilities being understated by $97,566 and $487,828 as of December 31, 2005 and 2006, respectively. Income tax expense was also understated by $97,566 and $390,262 for the years ended December 31, 2005 and 2006, respectively.

•
Stock compensation expense was not recorded at the appropriate fair value of the common stock, which increased stock compensation expense during the year ended December 31, 2006 by $133,000.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Restatement (Continued)

As a result, the accompanying consolidated financial statements have been restated from the amounts previously reported to correct the above matters. A summary of the significant effects of the restatement adjustments is as follows as of and for the year ended December 31, 2005:

	As Previously Reported	Restated
Consolidated Statement of Stockholders' Equity (balances as of December 31, 2005):
Additional paid in capital	86,528,125	83,245,731
Retained earnings	(69,324,146)	(69,367,458)
Total stockholders' equity	17,578,064	14,252,358
Consolidated Statement of Operations
Change in valuation of derivatives	(22,088)	32,166
Income (loss) before taxes	(2,016,216)	(1,961,962)
Income tax expense	–	97,566
Net income (loss)	(2,016,216)	(2,059,528)

A summary of the significant effects of the restatement adjustments is as follows as of and for the year ended December 31, 2006:

	As Previously Reported	Restated
Consolidated Balance Sheet
Fair value of warrants	163,256	3,771,177
Deferred income tax liabilities	–	487,828
Long-term liabilities	2,304,204	6,399,953
Total liabilities	18,823,285	22,919,034
Additional paid in capital	86,108,945	82,960,021
Retained earnings	(69,079,428)	(70,026,253)
Total stockholders' equity	17,770,706	13,674,957
Consolidated Statement of Operations
Cost of revenue—support and maintenance	$956,900	$959,602
Cost of revenue—services	9,498,440	9,506,006
Gross profit	30,073,259	30,062,991
Research and development expenses	4,461,646	4,473,806
Sales and marketing expenses	15,864,016	16,018,285
General and administrative expenses	7,237,868	7,194,641
Total operating expenses	29,786,642	29,909,844
Income from operations	286,617	153,147
Change in valuation of derivatives	(52,890)	(432,671)
Income (loss) before taxes	244,718	(268,533)
Income tax expense	–	390,262
Net income (loss)	244,718	(658,795)

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions, and its beliefs on what could occur in the future, given available information. Estimates are used for, but are not limited to, revenue recognition, determination of fair value of stock awards, valuation of goodwill and intangible assets acquired in business combinations, impairment of goodwill and other intangible assets, amortization of intangible assets, contingencies and litigation, allowances for doubtful accounts, accrued liabilities, and income taxes. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents consist of money market accounts on deposit with a bank and are stated at cost, which approximates fair value.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method based on estimated useful lives ranging from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the useful life of the assets.

Financial Instruments

The Company's financial instruments, including cash and cash equivalents and certain term notes payable, are carried at cost, which approximates their fair value because of the short-term maturity or variable-rate nature of these financial instruments.

As described in Note 13, the Company issued put options tied to warrants in connection with bank financings. The Company has accounted for these warrants as embedded derivatives in accordance with FASB Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. These derivative instruments are recognized as liabilities and carried at fair value. Gains and losses from changes in the fair value of embedded derivatives are recognized in earnings.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Significant Accounting Policies (Continued)

In conjunction with the sale of shares of Series BB redeemable convertible preferred stock, as disclosed in Note 12, the Company issued warrants to purchase 2,712,722 shares of Series BB redeemable convertible preferred stock that were considered liabilities pursuant to FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and related FASB Staff Position 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (FSP 150-5). The warrants were reported as liabilities at their estimated fair value, and any changes in fair value were reflected in the statement of operations during the period of the change in value.

The Company used the option pricing method to estimate the fair value of the Series BB warrants. The option pricing method considers all relevant terms of the stockholders agreement including the level of seniority among the securities, dividend policy, conversion ratios and redemption rights, upon liquidation of the enterprise as of the estimated liquidation date. The Company determined the fair value of these warrants to be $3,228,140 and $3,607,921 at December 31, 2005 and 2006. The Company recorded other income of $54,254 during the year ended December 31, 2005 to reflect the decrease in fair value of these warrants. The Company recorded charges of $379,781 and $895,199 during the years ended December 31, 2006 and 2007, respectively, to reflect the increase in fair value of these warrants.

In July 2007, the Company exchanged these warrants into 2,712,722 shares of Series AA redeemable convertible preferred stock. The warrants were reclassified at that time to Series AA redeemable convertible preferred stock and additional paid-in-capital. The warrants are no longer considered liabilities, and the Company ceased recording any related periodic fair value adjustments upon conversion.

Software Development Costs

In accordance SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, costs incurred for the development of new software products are expensed as incurred until technological feasibility is established, at which time any additional development costs are capitalized until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of a working model of the software product that has been tested to be consistent with the product design specifications. Because the Company's current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no software development costs have been capitalized during the years ending December 31, 2006 and 2007.

Amortization of software development costs begins upon general release of the software. These costs are amortized on a product-by-product basis using the greater of: (i) the amount computed using the ratio that current gross revenues for each product bear to the total of current and anticipated future revenue for that product, or (ii) the amount computed using the straight-line method over the estimated useful economic life of three years. Amortization expense is included in the cost of license revenue.

Business Combinations

The Company accounts for business combinations in accordance with SFAS No. 141, Business Combinations ("SFAS 141"), which requires the purchase method of accounting for business

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3.    Significant Accounting Policies (Continued)

combinations. In accordance with SFAS 141, the Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. In accordance with SFAS 141, the Company allocates the purchase price of its business combinations to the tangible assets, liabilities and intangible assets acquired based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill.

The Company must make valuation assumptions that require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists, distribution agreements and discount rates. The Company estimates fair value based upon assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill and Intangible Assets

Goodwill is not amortized, but rather it is assessed for impairment at least annually. The allocation of the acquisition cost to intangible assets and goodwill therefore could have a significant impact on the Company's future operating results. The allocation process requires the extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. Further, when impairment indicators are identified with respect to previously recorded intangible assets, the potential for impairment is determined using discounted future cash flow techniques. Significant management judgment is required in the forecasting of future operating results that are used in the preparation of the projected discounted cash flows and should different conditions prevail, material write-downs of net intangible assets could occur. The Company periodically reviews the estimated remaining useful lives of its acquired intangible assets. A reduction in its estimate of remaining useful lives, if any, could result in increased amortization expense in future periods.

The Company tests goodwill for impairment annually and more frequently if events merit. The Company performs this fair-value based test in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Future goodwill impairment tests could result in a charge to earnings.

Deferred Rent

The Company is obligated under operating leases for the rental of office space. Minimum rents relating to operating leases are recognized on a straight-line basis over the lease term after consideration of lease incentives and scheduled rent escalations. Differences between rental expense and actual rental payments are recorded as deferred rent liabilities.

Revenue Recognition

The Company derives fees for software licenses, fees for maintenance and customer support, and fees for a range of professional services. Software license arrangements for the Company's off-the-shelf software typically contain multiple elements, including the product license, maintenance and support, and professional services. The Company records revenue in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended by Statement of Position 98-9, Modification of SOP 97-2,

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3.    Significant Accounting Policies (Continued)

Software Revenue Recognition, with respect to certain transactions. The Company has established vendor specific objective evidence ("VSOE") of fair value for professional services based on separate sales and for maintenance and support based on consistent renewal rates. VSOE for professional services is established based on prices charged to customers when such services are sold separately. For deliverables and multiple element arrangements when VSOE exists for all of the undelivered elements of the arrangement, but does not exist for the delivered elements in the arrangement, the Company recognizes revenues under the residual method. Under the residual method, at the outset of the arrangement with a customer, revenues are deferred for the fair value of the undelivered elements and revenues are recognized for the remainder of the arrangement fee attributed to the delivered elements (typically software licenses). In the event that VSOE for maintenance services does not exist, and this represents the only undelivered element, revenues for the entire arrangement are recognized ratably over the performance period. Revenues from maintenance and support agreements are recognized on a straight-line basis over the life of the contract.

The Company enters into software license and service agreements through direct sales to customers and through resellers and system integrators. The license agreements include post-contract customer support. The Company may enter into separate agreements for professional services deliverables contemporaneous with the license agreement. The Company combines contemporaneous license and services agreements for revenue recognition purposes. Post-contract customer support includes rights to receive unspecified software product updates and upgrades, maintenance releases and patches released during the term of the support period, and telephone access to technical support personnel and content. Professional services include installation and implementation of the Company's software and customer training. Professional services are not essential to the functionality of the associated licensed software.

The Company typically uses a binding purchase order in conjunction with either a signed contract or reference on the purchase order to the terms and conditions of the Company's shrink-wrap or end-user license agreement as evidence of an arrangement. In circumstances where the customer does not issue purchase orders separately from a signed contract, the Company uses the signed contract as evidence of the arrangement. Sales through its significant resellers are evidenced by a master agreement governing the relationship.

Resellers and systems integrators purchase products for specific end users and do not hold inventory. Resellers and systems integrators perform functions that include delivery to the end customer, installation or integration and post-sales service and support. The agreements with these resellers and systems integrators have terms that are generally consistent with the standard terms and conditions for the sale of the Company's products and services to end users. Revenues on sales to resellers and systems integrators are recognized after delivery to the end user principally on a sell-through basis provided all other criteria for revenue recognition have been met.

License revenues include fees from the sale of software developed and licensed by the Company. Off-the-shelf software sold by the Company is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection is probable. The Company's payment terms for typical software sales require payment within three months. In certain sales in which customers make large-scale purchase and deployment of software, payment terms could extend beyond three months but in no case beyond twelve months. The Company considers all arrangements with payment terms extending beyond three months for typical software sales and beyond

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3.    Significant Accounting Policies (Continued)

twelve months for sales involving large-scale deployment of software not to have fees that are fixed and determinable. If a significant portion of the fee is due after the Company's normal payment terms, or is subject to customer acceptance provisions where delivery is uncertain, or the price is subject to refund or forfeiture, concession or other adjustment, the Company considers the fee to not be fixed or determinable.

The Company assesses whether collection is reasonably assured based on a number of factors including the creditworthiness of the customer as determined by credit checks and analysis, past transaction history, geographic location and financial viability. The Company generally does not require collateral from customers. If the determination is made at the time of the transaction that collection of the fee is not reasonably assured, then all of the related revenues are deferred until the time that collection becomes reasonably assured, which in some cases requires the collection of cash prior to recognition of the related revenues.

Professional services revenue includes consulting, implementation services, and training. Consulting and implementation services are generally sold on a time-and-materials basis. Professional services are generally separable from the other elements of the arrangement since the performance of the services is not essential to the functionality of any other element of the transaction (i.e., does not involve significant production, modification, or customization of the software or building complex interfaces) and are described in the contract such that the total price of the arrangement would vary as a result of the inclusion or exclusion of the services. Revenues for professional services are recognized as the services are performed. Training services are sold on a per-student or per-group basis and are recognized as classes are attended.

Deferred revenues consist primarily of deferred product revenues, deferred post-contract customer support fees and deferred services fees. Deferred product revenues generally relate to product sales where collectability was not probable at the outset of the arrangement and are recognized on the cash basis or when collectability becomes probable. Deferred maintenance fees and consulting services generally relate to payments for maintenance and consulting services in advance of the time of delivery of services.

The Company records taxes collected on revenue producing activities on a net basis.

Restricted Cash

Cash has been deposited in a restricted account to collateralize a letter of credit amounting to $391,060 and $341,068 as of December 31, 2006 and 2007, respectively, that is held as a security deposit for leased office space.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with financial institutions and its balances may exceed federally insured limits. Cash at foreign banks at December 31, 2007 amounted to $1,468,440. The Company's accounts receivable are derived from revenues earned from customers located primarily in the United States and Western Europe. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. The Company uses estimates to determine the amount of the

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3.    Significant Accounting Policies (Continued)

allowance for potential credit losses necessary to reduce accounts receivable to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit policies and lack of concentration of accounts receivable. The Company generally does not require collateral or other security from its customers. Uncollectible accounts receivable are charged to the allowance for doubtful accounts. The following describes activity in the allowance for doubtful accounts for years ending December 31, 2005, 2006 and 2007.

Year	Balance beginning of the year	Additions charged to cost and expenses	Deductions(1)	Balance end of the year
2005	$530,226	–	(270,348)	$259,878
2006	259,878	23,378	(29,061)	254,195
2007	254,195	–	(167,616)	86,579

    (1)
    Uncollectable amounts written off, net of recoveries.

The Company's revenues are derived from sales in North America, Europe, Middle East, Asia, and Australia. A significant portion of the Company's foreign sales are derived from the United Kingdom and have been classified independently from other foreign revenues. The Company has wholly owned subsidiaries in the United Kingdom, The Netherlands, Belgium and France. These subsidiaries are responsible for sales and distribution of the Company's product in territories outside of North America.

Revenues by geographic area were as follows:

	2005	2006	2007
Revenues:
North America	$15,882,497	$30,655,383	$41,531,196
United Kingdom	6,865,946	7,406,347	9,909,972
Foreign	2,566,153	3,992,388	8,271,250

	$25,314,596	$42,054,118	$59,712,418

U.S. Federal government agencies, which are considered to be a single customer for accounting purposes, accounted for 13%, 18% and 11% of the Company's revenues during the years ended December 31, 2005, 2006 and 2007, respectively. At December 31, 2006, two customers accounted for 16% and 13% of net accounts receivable. No single customer accounted for more than 10% of net accounts receivable at December 31, 2007.

Impairment of Long-Lived Assets

Long-lived assets, excluding goodwill and indefinite-lived intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which

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3.    Significant Accounting Policies (Continued)

the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of similar risk.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component of accumulated other comprehensive income (loss). Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the periods presented. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rates in effect on the balance sheet dates.

Net foreign currency transaction gains (losses) of approximately $10,000, $77,000 and $(144,000) for the years ended December 31, 2005, 2006 and 2007, respectively, are included in other expense.

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense was $25,000, $23,070 and $49,095 in 2005, 2006 and 2007, respectively.

Research and Development Expenses

The Company expenses research and development expenses in the period in which these costs are incurred.

Income Taxes

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax basis of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carry-forwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized, a valuation allowance is established to reduce the Company's deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109 ("FIN 48"), on January 1, 2007. As of the date of adoption, the Company also recorded a $5.2 million reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance that had no effect to the beginning balance of accumulated deficit or the net balance sheet.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign tax jurisdictions in which it has a subsidiary or branch operation. The tax years 2004 to 2007 remain open to examination by U.S. and state tax authorities, and the tax years 2004 to 2007 remain open to examination by the foreign tax authorities.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

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3.    Significant Accounting Policies (Continued)

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("ABP No. 25"), and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of the Company's common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. The Company had adopted the disclosure-only provisions of Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure ("SFAS No. 148"), which was released in December 2002 as an amendment to SFAS No. 123, and used the minimum value method of valuing stock options as allowed for non-public companies.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), which revised SFAS No. 123 and supersedes the APB No. 25. SFAS No. 123(R), focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS No. 123(R), an entity generally is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with such cost recognized over the applicable requisite service period. In addition, SFAS No. 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS No. 123(R) are required to be applied as of the beginning of the first interim or annual reporting period of the entity's first fiscal year that begins after December 15, 2005.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the prospective transition method, which requires the Company to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant-date fair value of stock awards granted or modified after January 1, 2006. As the Company had used the minimum value method for valuing its stock options under the disclosure requirements of SFAS No. 123, all options granted prior to January 1, 2006 continue to be accounted for under APB No. 25. Additionally, the Pro Forma disclosures that were required under the original provisions of SFAS No. 123 are no longer provided for outstanding awards accounted for under the intrinsic-value method of APB No. 25 beginning in periods after the adoption of SFAS No. 123(R).

As a result of adopting SFAS No. 123(R) on January 1, 2006, based on the estimated grant-date fair value of employee stock options subsequently granted or modified, the Company recognized aggregate compensation expense of $134,697 and $236,379 for the years ended December 31, 2006 and 2007, respectively. The Company uses the Black-Scholes option pricing model to estimate the fair value of granted stock options. The use of option valuation models requires the input of highly subjective assumptions, including the expected term and the expected stock price volatility. However, the Company currently does not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of its share prices. Accordingly, the Company uses an

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3.    Significant Accounting Policies (Continued)

alternative method (defined as "calculated value") that incorporates each of the inputs required by SFAS No. 123(R) with the exception of the expected volatility of its stock. Rather than use the expected volatility of the company's own stock, the Company has identified similar public entities for which share price information is available and has considered the historical volatility of those entities' share prices in estimating expected volatility.

The fair value of stock awards was estimated using the Black-Scholes option pricing model. The following are the weighted average assumptions and fair values used in valuing the stock options granted and a discussion of the Company's assumptions:

	2006	2007
Risk-free interest rate	4.53%	4.59%
Expected dividend rate	0.00%	0.00%
Expected useful life	5.0 years	5.4 years
Expected volatility	72.0%	52.5%
Fair value of stock option awards during the year	$0.28	$0.25

Risk-free interest rate – This is the U.S. Treasury rate (with a term that most closely resembles the expected life of the option) for the month in which the option was granted.

Expected dividend yield – The Company has never declared or paid dividends and does not anticipate paying dividends in the foreseeable future.

Expected term – This is the period of time that the options granted are expected to remain outstanding. This estimate is derived from the average of the expected terms used by a peer group of companies due to the lack of historical data for the Company.

Expected volatility – Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As previously discussed, the Company has calculated volatility based on peer group historical volatility which includes the historical volatility of companies that are similar in revenue size, are in the same industry or are competitors.

The grant date aggregate fair value of options, net of estimated forfeitures, not yet recognized as expense as of December 31, 2007 was $997,650, which will be recognized over a weighted-average period of 3.0 years. To the extent the actual forfeiture rate is different from what the Company has anticipated; stock based compensation related to these awards will differ from the Company's expectations.

The Company's net income for the year-ended December 31, 2006 is $134,697 lower than if the Company had continued to account for stock-based compensation under APB No. 25.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Significant Accounting Policies (Continued)

Compensation cost under SFAS 123(R) for the years ended December 31, 2006 and 2007 is included in the accompanying consolidated statement of operations as follows:

	2006	2007
	Restated
Cost of revenues
Maintenance and support	$2,702	$3,571
Professional services	7,566	12,678

Stock based compensation expense included in cost of revenues	10,268	16,249
Operating expenses
Research and development	12,160	19,094
Sales and marketing	60,487	109,973
General and administrative	51,782	91,063

Total stock-based compensation	$134,697	$236,379

Comprehensive Loss

The Company reports comprehensive loss in accordance with SFAS No. 130, Reporting Comprehensive Income. Comprehensive loss includes certain unrealized gains and losses that are recorded as a component of stockholders' equity and excluded from the determination of net income. The Company's accumulated other comprehensive loss consists solely of cumulative currency translation adjustments resulting from the translation of the financial statements of its foreign subsidiaries. The tax effects on the foreign currency translation adjustments have not been significant.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments ("SFAS 155"), which amends the guidance in SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair-value basis. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS 155 to have a material impact on its consolidated results of operations, financial position or cash flows.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The FASB issued FSP FAS 157-b which delayed the effective date of SFAS 157 for all non-financial assets and

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3.    Significant Accounting Policies (Continued)

non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for fiscal year 2008, the Company will adopt SFAS 157 except as it applies to those non-financial assets and non-financial liabilities as noted in FSP FAS 157-b. The partial adoption of SFAS 157 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which allows companies the option to measure certain financial assets or liabilities at fair value and include unrealized gains and losses in net income rather than equity. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS 157. The Company is currently evaluating the effect, if any, the adoption of SFAS 159 will have on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS 141(revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations in a number of areas, including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and the Company will adopt this standard on January 1, 2009. The Company has not yet determined the impact, if any, of SFAS 141R on its consolidated financial statements.

4.    Net Loss Attributable to Common Stockholders Per Share

Basic net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Net Loss Attributable to Common Stockholders Per Share (Continued)

The following summarizes the potential outstanding common stock of the Company as of the end of each period:

	Years Ended December 31,
	2005	2006	2007
Options and warrants to purchase common stock	2,731,831	5,148,456	8,251,655
Shares of common stock into which outstanding preferred stock would be convertible upon exercise of preferred stock warrants	2,717,128	2,717,128	14,279
Shares of common stock into which outstanding preferred stock and vested restricted preferred stock units are convertible	42,292,793	42,292,793	76,278,697

Total	47,741,752	50,158,377	84,544,631

If the outstanding options, warrants, restricted stock, and preferred stock were exercised or converted into common stock, the result would be anti-dilutive. Accordingly, basic and diluted net loss attributable to common stockholders per share are identical for all periods presented in the accompanying consolidated statements of operations.

Pro Forma Earnings Per Share Information (unaudited)

Pro Forma earnings per share information for the years ended December 31, 2005, 2006 and 2007 is reflected in the accompanying consolidated statements of operations to reflect the automatic conversion of all the issued and outstanding series of preferred stock into common stock in connection with the Company's planned initial public offering as of the beginning of each of the respective years. The Company believes that the assumptions used provide a reasonable basis for representing the computation of Pro Forma earnings per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Net Loss Attributable to Common Stockholders Per Share (Continued)

The following table sets forth the reconciliation of shares used in the computation of net loss per share, as reported, to number of shares used in the computation of Pro Forma net loss per share unaudited.

	Years Ended December 31,
	2005	2006	2007
	Restated	Restated
Net loss attributable to common shareholders	$(6,526,675)	$(5,187,218)	$(8,886,474)
Add back accretion of preferred stock and preferred stock dividends	4,467,147	4,528,423	9,471,463

Net (loss) income	$(2,059,528)	$(658,795)	$584,989

Pro Forma (loss) earnings per share, basic and diluted	$(0.05)	$(0.02)	$0.01
Shares used in the computation of (loss) earnings per common share, Pro Forma	42,292,793	42,292,793	76,306,822

Shares used in the computation of earnings (loss) per common share, as reported	–	–	28,125
Conversion of Series AA	37,056,696	37,056,696	56,000,334
Conversion of Series BB	3,792,317	3,792,317	–
Conversion of Series CC	–	–	18,834,583
Conversion of Restricted Stock Units	1,443,780	1,443,780	1,443,780

Shares used in the computation of (loss) earnings per common share, Pro Forma	42,292,793	42,292,793	76,306,822

The unaudited Pro Forma shares include those equity instruments that are directly convertible into common shares. Options and warrants to purchase shares of common stock and Series AA Redeemable Convertible Preferred Stock are excluded from both the historical and proforma diluted calculations as the exercise prices are in excess of the respective fair values and would therefore be anti-dilutive.

The unaudited Pro Forma information should be read in conjunction with the related historical information and is not necessarily indicative of the results that would have been attained had the conversion of preferred stock actually taken place.

5.    Acquisitions

Proforma Corporation

On July 31, 2007, the Company acquired 100% of the outstanding stock of Proforma Corporation ("Proforma"), a leading provider of enterprise architecture and business process analysis software. The acquisition of Proforma expanded the Company's business process management capabilities by adding enterprise architecture modeling and business process analysis functionality to its product suite. The Company believes the acquisition of Proforma supports its strategic direction, strengthens its competitive position in the business process management suite market, expands its customer base, and expands its product offering. The purchase price consisted of $24,751,679 cash and 9,276,033 shares of the Company's Series AA Redeemable Convertible Preferred Stock, with a fair value of $1.34 per share. The fair value of the Series AA Redeemable Convertible Preferred Stock was determined by an independent appraisal. The operating results of Proforma have been included in the accompanying consolidated financial statements from the date of acquisition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    Acquisitions (Continued)

The aggregate purchase consideration consisted of the following:

Cash paid	$24,751,679
Series AA Redeemable Convertible Preferred Stock	12,429,884
Transaction costs	284,404
Cash acquired on acquisition	(261,641)

Total purchase price	$37,204,326

Acquisition-related transaction costs include legal and accounting fees, and other external costs directly related to the merger.

The total purchase price was allocated to acquired net tangible and identifiable intangible assets and liabilities assumed based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets and liabilities assumed was recorded as goodwill (none of which is deductible for tax purposes). Total goodwill of $18.0 million was allocated to the Company's America's operating segment as the majority of revenue from the sale of Proforma products is expected to be in North America for the foreseeable future. The following table summarizes the acquired tangible and identifiable intangible assets, liabilities assumed and goodwill:

Trade receivables	$3,049,552
Prepaid expenses and other current assets	294,572
Fixed assets	275,629
Customer relationships with a useful life of 4.4 years	10,184,000
Acquired technologies with a useful life of 6.2 years	8,487,000
Customer order backlog with a useful life of 3.3 years	637,000
Goodwill	17,995,187
Deferred tax liability recognized for acquired definite-lived assets	(7,616,041)
Reduction in valuation allowance attributable to deferred tax assets	6,564,651
Accounts payable and accrued expenses	(773,360)
Deferred revenue	(1,571,289)
Notes payable	(322,575)

Total acquired assets and liabilities	$37,204,326

In connection with the purchase price allocation, the Company estimated the fair value of the customer support obligation assumed from Proforma in connection with the purchase in accordance with EITF No 01-3 Accounting in a Business Combination for Deferred Revenue of an Acquiree. As a result, in allocating the acquisition purchase price, the Company recorded an adjustment to reduce the carrying value of Proforma's July 31, 2007 deferred support revenue by $956,482 to $1,571,289, which amount represents the Company's estimate of the fair value of the support obligation assumed.

The fair values of the identified intangible assets were determined by an independent appraisal. The intangible assets are being amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed. For the period August 1, 2007 to December 31, 2007, the Company recorded amortization related to the intangible assets of $1,995,000.

The weighted-average amortization period for the intangible assets acquired is 5.1 years.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    Acquisitions (Continued)

The unaudited Pro Forma consolidated results of operations presented below assume that the Proforma acquisition occurred on January 1, 2006:

	Years Ended December 31,
	2006	2007
Pro Forma revenues	$57,518,475	$71,737,278

Pro Forma net income (loss)	$(114,475)	$(3,728,751)
Accretion of preferred stock and preferred stock dividends	(4,528,423)	(9,471,463)

Pro Forma net income (loss) attributable to common stockholders	$(4,642,898)	$(13,200,214)

Pro Forma basic and diluted net loss attributable to common stockholders per share	$–	$(469.34)

Process Competence B.V.

On November 19, 2007, the Company acquired Netherlands based Process Competence B.V. and its subsidiaries (collectively "Process Competence"). The acquisition of Process Competence provided the Company with skilled professional services professionals as well as a direct sales presence in Belgium, Luxembourg, France and the Netherlands. The operating results of Process Competence have been included in the accompanying consolidated financial statements from the date of acquisition.

The initial purchase price was $1,148,867, which consisted of cash consideration of $1,053,056 (net of $39,823 cash acquired on acquisition) and $95,811 of acquisition related transaction costs, which include legal and accounting fees, and other external costs directly related to the acquisition. At December 31, 2007, the Company has recorded $210,159 of cash consideration due to the seller in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

The initial purchase price was allocated based on net liabilities acquired of $210,221 and an intangible asset relating to order backlog of $55,000 which is being amortized over five years. The excess of the purchase price over net liabilities and intangible assets of $1,304,088 was recorded as goodwill which is deductible for tax purposes. The goodwill balance was allocated to the Company's international operating segment as the majority of revenue is expected to be recognized internationally for the foreseeable future. A contingent payment of up to approximately $350,000 may be due in 2008 based on satisfaction of certain financial performance objectives related to 2008. Any such payment will be recorded as additional goodwill at the time of the achievement of the performance objectives.

Spotlight Data Solution, Inc.

On November 30, 2007, the Company acquired substantially all of the assets of Spotlight Data Solution, Inc. ("Spotlight Data") for cash consideration of $1,220,000. The acquisition of Spotlight Data provided the Company with process discovery technology that complements its business process management product suite. The total purchase price was allocated to intangible assets, which are being amortized over fifteen months.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    Acquisitions (Continued)

CommerceQuest, Inc.

On October 5, 2005, the Company acquired substantially all of the assets of CommerceQuest, Inc. ("CQ"), a provider of integration software. The acquisition of such assets provided the Company with the integration technology that complements our business process management suite. The purchase price consisted of $1,000,000 cash, 15,400,000 shares of the Company's Series AA Convertible Preferred Stock, with an estimated fair value of $1.39 per share, and a note payable to CQ for $1,113,687. The fair value of the Series AA Convertible Preferred Stock ("Series AA") was determined by the Company's Board of Directors based upon detailed analysis of the transaction, further supported by a business valuation performed with respect to the Company. The operating results of CQ have been included in the accompanying consolidated financial statements beginning October 5, 2005, which was the closing date of the acquisition.

The aggregate purchase consideration consisted of the following:

Series AA Convertible Preferred Stock	$21,340,088
Cash paid	1,000,000
Note payable	1,113,687
Acquisition-related transaction costs	307,208

Total purchase price	$23,760,983

Acquisition-related transaction costs include legal and accounting fees and other external costs directly related to the asset purchase.

The total purchase price was allocated to acquired net tangible and identifiable intangible assets and liabilities assumed based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets and liabilities assumed was recorded as goodwill (all of which is deductible for tax purposes). Total goodwill of $15.2 million was allocated to the Company's America's operating segment as the majority of revenue from the sale of CQ products is expected to be in North America. The following table summarizes the acquired tangible and identifiable intangible assets, liabilities assumed and goodwill:

Trade receivables	$3,942,176
Other current assets	643,582
Fixed assets	670,176
Goodwill	15,157,796
Acquired technology with a useful life of 5.0 years	8,500,000
Other noncurrent assets	78,440
Accounts payable and accrued liabilities	(2,867,597)
Deferred revenues	(2,363,590)

Total acquired assets and liabilities	$23,760,983

In connection with the purchase price allocation, the Company estimated the fair value of the customer support obligation assumed from CQ in connection with the purchase in accordance with EITF No 01-3 Accounting in a Business Combination for Deferred Revenue of an Acquiree. As a result, in allocating the acquisition purchase price, the Company recorded an adjustment to reduce the carrying

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    Acquisitions (Continued)

value of CQ's October 5, 2005 deferred support revenue by $888,114 to $2,363,590, which amount represents the Company's estimate of the fair value of the support obligation assumed.

The fair value of the acquired technology was determined by an independent appraisal. The acquired technology is being amortized over its estimated useful life using the straight line method. During 2005, 2006 and 2007, the Company recorded amortization related to the developed technology of $425,000, $1,700,000 and $1,700,000, respectively.

The Pro Forma effects of the CQ, Process Competence and Spotlight Data acquisitions individually or in the aggregate, were not material to our results of operations for 2005, 2006 or 2007 and therefore, are not presented.

6.    Property and Equipment

Property and Equipment consists of the following:

	December 31,
	2006	2007
Computer equipment	$1,717,513	$1,800,314
Office furniture and equipment	614,765	436,451
Equipment under capital lease	–	580,897
Leasehold improvements	981,603	1,095,330

	3,313,881	3,912,992
Accumulated depreciation	(1,806,295)	(1,668,543)

	$1,507,586	$2,244,449

Depreciation for the years ended December 31, 2005, 2006 and 2007 was $379,000, $523,000 and $764,000 respectively.

7.    Goodwill

The changes in the carrying amounts of goodwill for the years ended December 31, 2006 and 2007 by operating segment and in total are as follows:

	Americas Operating Segment	International Operating Segment	Total
Balance at January 1, 2006	$15,447,130	$–	$15,447,130
Attributable to Acquisitions	–	–	–

Balance at December 31, 2006	15,447,130	–	15,447,130
Proforma Corporation Acquisition	17,995,187	–	17,995,187
Process Competence Acquisition	–	1,304,088	1,304,088

Balance at December 31, 2007	$33,442,317	$1,304,088	$34,746,405

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Acquired Intangible Assets

Acquired intangible assets consisted of the following at December 31, 2006:

	Weighted Average Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	–	$–	$–	$–
Acquired Technology	5.0	8,500,000	(2,125,000)	6,375,000
Backlog	–	–	–	–

Acquired intangible assets consisted of the following at December 31, 2007:

	Weighted Average Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	4.4	$10,184,000	(1,106,000)	9,078,000
Acquired Technology	5.3	18,207,000	(4,376,334)	13,830,666
Backlog	3.4	692,000	(420,820)	271,180

As of December 31, 2007, future estimated amortization costs per year for the Company's existing intangible assets other than goodwill are follows:

Years Ending December 31,	Amortization Expense
2008	$6,802,000
2009	6,130,666
2010	5,018,000
2011	2,600,000
2012 and thereafter	2,629,180

9.    Software Development Costs

Software development costs consist of the following:

	December 31,
	2006	2007
Internal development costs	$2,734,684	$2,659,067
Capitalized interest	49,032	49,545

	2,783,716	2,708,612
Accumulated amortization	(2,259,482)	(2,539,327)

	$524,234	$169,285

Amortization of software development costs for the years ended December 31, 2005, 2006 and 2007 was $482,000, $481,000 and $366,000 respectively.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    Notes Payable

Notes payable consists of the following:

	December 31,
	2006	2007
A $250,000 term note payable issued to a U.S. bank to fund equipment purchases, which was repaid in full on April 16, 2007. Borrowings were subject to limitations as defined in the loan agreement and were secured by all tangible and intangible assets of the Company. The note accrued interest at the bank's prime rate plus 1.5% (9.75% at December 31, 2006 and April 16, 2007).	$81,870	$–
A $400,000 term note payable issued to a U.S. bank in May 2006 to fund equipment purchases, which was repaid in full on April 16, 2007. Borrowings were subject to limitations as defined in the loan agreement and were secured by all tangible and intangible assets of the Company. The note accrued interest at the bank's prime rate plus 1.5% (9.75% at December 31, 2006 and April 16, 2007).	386,666	–
Note payable issued to the landlord in February 2006 to fund leasehold improvements. The note is being repaid monthly in installments of principal and interest through March 1, 2016. The note accrues interest at 9%.	43,515	80,640

	512,051	80,640
Less current portion	226,558	7,006

	$285,493	$73,634

Aggregate maturities as of December 31, 2007 of the Company's long-term debt for the years ending December 31 are as follows:

2008	$7,006
2009	7,663
2010	8,382
2011	9,168
2012 and thereafter	48,421

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
	2006	2007
Accounts payable	$3,141,748	$3,700,623
Accrued expenses	1,831,420	3,475,534
Accrued commissions	1,069,549	2,546,183
Other accrued compensation and related expenses	1,413,778	1,704,231

	$7,456,495	$11,426,571

12.    Preferred Stock

Series AA Redeemable Convertible Preferred Stock

In September 2004, the Company completed a recapitalization of its equity structure by eliminating preference variances and creating a single class of preferred security, which was the Company's Series AA. In connection with this recapitalization all common stockholders converted their entire position into Series AA.

The Series AA had liquidation, voting and dividend rights but was not redeemable. The holders of the Series AA were entitled to receive dividends when and if authorized by the Board of Directors and declared by the Company, at a cumulative rate of 8% of stated value per annum. In 2005, the holders of Series AA in a written consent, waived all accrued and unpaid dividends (whether or not declared) through September 29, 2005, to be on par with the Series BB for dividend accrual purposes. Therefore dividends on the Series AA were accrued and were cumulative from September 30, 2005 whether or not the dividends were authorized or declared, whether or not funds were legally available for payment and whether or not the Company had earnings. At July 31, 2007, December 31, 2006 and 2005, accrued dividends on the Series AA were $7,531,363, $5,135,020 and $1,027,004, respectively. Since the dividends were undeclared, no recognition was made in the 2005 or 2006 financial statements; however, such amounts have been affected as a reduction of net income available to common stockholders for purposes of determining earnings per share.

The Company issued 15,400,000 shares of Series AA to acquire the assets of CommerceQuest, Inc. on October 5, 2005. The Company issued 9,276,033 shares of Series AA on July 31, 2007 to acquire the outstanding stock of Proforma Corporation. Also on July 31, 2007, the Company issued 9,667,605 shares of Series AA in exchange for all shares of Series BB and warrants for the purchase of Series BB as more fully described below.

On July 31, 2007, the Company amended and restated its articles of incorporation changing certain rights and preferences of the Series AA. Primarily the amendment added a redemption provision making the Series AA redeemable at the option of the holders. There were 56,000,334 shares of Series AA shares issued and outstanding at the time of the amendment and restatement to our articles of incorporation. The Series AA ranks junior to our Series CC Redeemable Convertible Preferred Stock ("Series CC") and senior to our common stock with respect to dividend and liquidation rights, has a stated value of $1.38572 per share, and has the following rights and provisions:

The Series AA holders continue to be entitled to receive dividends when and if authorized by the Board of Directors and declared by the Company, at a cumulative rate of 8% of stated value per

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    Preferred Stock (Continued)

annum. Dividends will accrue monthly and be cumulative from the date of issuance of the Series AA whether or not the dividends are authorized or declared, whether or not funds are legally available for payment and whether or not the Company has earnings. As part of the amendment and restatement of our articles of incorporation on July 31, 2007, dividends shall be deemed to have accrued beginning January 1, 2006 with respect to all Series AA issued in 2004 and 2005 and any such shares issued in conversion of the Series BB Redeemable Convertible Preferred Stock in October 2005. At December 31, 2007 the Company had accrued dividends on the Series AA totaling $10,787,954. The dividends are reflected in the accompanying financial statements since the Series AA is redeemable at its stated value plus cumulative dividends.

Upon any liquidation, as defined in our articles of incorporation, but before any payment to holders of other classes of stock, the Series AA holders are entitled to receive an amount per share equal to the greater of (i) the Series AA stated value plus the amount of any accrued and unpaid dividends (whether or not declared) on such share of Series AA; or (ii) the amount per share of Series AA the holders would be entitled to receive if all shares of Preferred Stock were converted into shares of common stock.

Each share of Series AA has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stockholders.

The Series AA is convertible into common stock at the stated value at any time. There is no conversion discount (no beneficial conversion feature). The conversion price is subject to adjustment based on the effects of dilution.

At any time after the fifth anniversary of the Series CC original issue date and upon written request of the holders of more than 66% of the then outstanding shares of Series AA, the Company shall redeem from the holders all of the then issued and outstanding shares of Series AA at the redemption price. The redemption price per share is equal to the Series AA liquidation preference per share as of the redemption date. As the Series AA is redeemable for cash outside the control of the issuer at a certain future date, the security will be presented in the financial statements in mezzanine equity and carried at redemption value.

Series CC Redeemable Convertible Preferred Stock

In July and August of 2007, the Company issued 18,834,583 of Series CC to new and certain existing investors for total cash proceeds of $29,984,656, or $1.592 per share.

The Series CC ranks senior to the Series AA and common stock for dividend and liquidation rights, has a stated value of $1.592 per share.

The Series CC holders are entitled to receive dividends when and if authorized by the Board of Directors and declared by the Company, at a cumulative rate of 8% per annum. Dividends will accrue monthly and be cumulative from the date of issuance of the Series CC whether or not the dividends are authorized or declared, whether or not funds are legally available for payment and whether or not the corporation has earnings. The Company accrued $991,649 of dividends as of December 31, 2007. The dividends are reflected in the accompanying financial statements since the Series CC is redeemable as more fully described below, at the stated value plus cumulative dividends.

Upon any liquidation (as defined in the articles of incorporation), before any payment to holders of other classes of stock, the Series CC holders are entitled to receive an amount per share equal to the

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    Preferred Stock (Continued)

greater of (i) Series CC stated value plus the amount of any accrued and unpaid dividends (whether or not declared) on such share of Series CC; or (ii) the amount per share of Series CC the holders would be entitled to receive if all shares of Preferred Stock were converted into shares of common stock.

Each share of Series CC has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stockholders.

The Series CC is convertible to common stock at the Stated Value (original value) at any time. There is no conversion discount (no beneficial conversion feature). The conversion price is subject to adjustment based on the effects of dilution.

At any time after the fifth (5th) anniversary of the Series CC original issue date and upon written request of any holder of Series CC, the Company shall redeem from such holder all of the issued and outstanding shares of Series CC held by such holder at the redemption price. The redemption price per share is equal to the Series CC liquidation preference per share as of the redemption date. As the Series CC is redeemable for cash outside the control of the issuer at a certain future date, the security will be presented in the financial statements in mezzanine equity and carried at redemption value.

Issuance costs incurred of $177,966 will be amortized (accreted) over 5 years using the straight line method.

Series BB Redeemable Convertible Preferred Stock

On July 31, 2007 the Company issued 9,667,605 shares of Series AA in exchange for all issued and outstanding shares of Series BB and warrants. Issued and outstanding shares of Series BB were exchanged for Series AA Convertible Preferred Stock based on an exchange rate of 1.83 shares of Series AA for each share of Series BB. In addition, each outstanding warrant to purchase a share of Series BB was converted into one share of Series AA.

Prior to the conversion of the Series BB and warrants to purchase Series BB to Series AA, in October 2005, the Company issued 3,792,317 shares of Series BB to certain existing investors for total proceeds of $5,255,090, or $1.39 per share. In connection to the issuance of the Series BB, the Company issued detachable stock purchase warrants to purchase 2,712,722 shares of Series BB at an exercise price of $1.39 per share to certain investors participating in the Series BB offering. As stated in Note 2, the warrants were recorded as liabilities at fair value with changes in fair value recorded as a component of operations. The Series BB had liquidation, voting and dividend rights similar to the Series AA.

The Series BB was redeemable for cash at any time upon the request of the holder of more that 66% of the then outstanding shares of Series BB. During the year ended December 31, 2005, the Company recorded accretion of the Series BB (as a reduction of additional paid-in capital) of $3,282,394 (restated) to accrete the carrying value of the Series BB to redemption value.

The holders were entitled to receive dividends when and if authorized by the Board of Directors and declared by the Company at a cumulative rate of 8% of stated value per annum. Dividends accrued monthly and were cumulative from the date of issuance of the Series BB whether or not the dividends were authorized or declared, whether or not funds were legally available for payment and whether or not the corporation has earnings. At December 31, 2006 and 2005, accrued dividends on the Series BB were $525,509 and $105,101, respectively. The dividends are reflected in the accompanying financial statements since the Series BB were redeemable at the stated value plus cumulative dividends.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Stock Purchase Warrants

In connection to a revolving promissory note which was paid in full during 2006, the Company previously issued warrants to a bank to purchase 8,486 and 4,536 shares of Series AA at exercise prices of $14.14 and $7.35 per share, respectively and 39,155 shares of common stock for $1.28 per share.

At December 31, 2007, the Company has outstanding warrants summarized as follows:

Number of Shares	Class	Exercise Price	Expiration Date
1,257	Series AA	$29.84	February 2009
8,486	Series AA	14.14	February 2010
4,536	Series AA	7.35	October 2010
39,155	Common	1.28	March 2012

53,434

Included in the warrant agreements is a non-assumption provision which allows the bank to put the warrants back to the Company at three times the exercise price in the event of an acquisition and the acquirer does not assume the obligations of the warrants.

In accordance with FASB SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the non-assumption provisions included in the warrant agreements were accounted for as embedded derivatives. Using a probability weighted valuation methodology the Company calculated the fair value of each non-assumption provision at the time of issuance and at each year-end.

The table below summarizes the change in fair value of the warrants:

Total
Fair value at January 1, 2005	$73,629
Change in value	(32,166)
Issuance (Series AA)	14,649
Issuance (Series BB)	3,282,394

Fair value at December 31, 2005 Restated	3,338,506
Change in value	432,671

Fair value at December 31, 2006 Restated	3,771,177
Change in value	956,374
Conversion of Series BB warrants to Series AA preferred stock	(4,503,119)

Fair value at December 31, 2007	$224,432

14.    Shares Reserved for Future Issuance

At December 31, 2007, the Company has reserved shares of common stock for future issuance as follows:

Conversion of Series AA	71,012,991
Conversion of Series CC	18,844,221
Exercise and conversion of Restricted Stock Units	1,443,780
Exercise of common stock purchase warrants	39,155
Exercise of stock options	8,212,500
Stock options reserved by the Board of Directors	4,529,607

104,082,254

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    Stock Option Plan

Equity Incentive Plans

Prior to adoption of the 2004 Plan the Company issued options under the 1999 Equity Incentive Plan (the "1999 plan"). On September 15, 2004, the Company completed an equity recapitalization in which all issued and outstanding common stock, options to purchase common stock and preferred stock outstanding at the date of the recapitalization were converted to Series AA. As a result of the recapitalization all options for common stock outstanding under the 1999 plan were converted to options to purchase Series AA for an exercise price substantially higher than the fair value of the Series AA at the date of the conversion. Options outstanding to purchase Series AA was approximately 45,000 as of December 31, 2006 and 2007, respectively, with a weighted average exercise price of $64.12 per share. No options have been granted under the 1999 Plan since adoption of the 2004 Plan.

In 2004, the Company adopted the Metastorm Inc. 2004 Omnibus Stock Plan (the "2004 Plan"). The 2004 Plan is administered by the Compensation Committee of the Board of Directors. The 2004 Plan provides for the granting of qualified and nonqualified stock options to purchase an aggregate of up to 12,770,232 shares of common stock to eligible employees, officers, and directors of the Company. The Company generally relies on data provided by a valuation firm to determine the market value of the stock. The options generally vest ratably over a service period of four years and have a ten year contractual life. The 2004 Plan also provides for the granting of Restricted Stock Units of up to 1,443,780 shares of preferred stock.

The following table summarizes the activity of the 2004 Plan:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise price	Weighted Average Remaining Contractual Life
Outstanding at January 1, 2005	2,861,500	$0.28	$0.28
Granted	71,667	0.28	0.28
Forfeited	(224,167)	0.28	0.28

Outstanding at December 31, 2005	2,709,000	0.28	0.28
Granted	2,710,000	0.28	0.28
Forfeited	(293,375)	0.28	0.28

Outstanding at December 31, 2006	5,125,625	0.28	0.28
Granted	3,192,500	0.28 – 0.46	0.45
Exercised	(28,125)	0.28	0.28
Forfeited	(77,500)	0.28 – 0.46	0.37

Outstanding at December 31, 2007	8,212,500	0.28 – 0.46	$0.35	8.27

Vested and exercisable at December 31, 2007	3,590,333	0.28 – 0.46	$0.29	7.28

Vested and expected to vest at December 31, 2007	7,629,182	$0.28 – 0.46	$0.32

Total intrinsic value of options exercised during the year ending December 31, 2007 was $0.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    Stock Option Plan (Continued)

A summary of unvested awards as of December 31, 2007 and changes during the year then ended were as follows:

Unvested at January 1, 2007	2,626,010
Granted	2,987,031
Vested	(925,775)
Forfeited	(65,000)

Unvested at December 31, 2007	4,622,266

Restricted Stock Units

In September 2004, the Company awarded to certain key executives 1,443,780 Restricted Stock Units ("Units"). Each Unit entitles the grantee to the issuance of one share of Series AA Convertible Preferred Stock of the Company (a Share). The Units vested 50% immediately and 50% ratably over eight consecutive calendar quarters from the grant date. As of December 31, 2007, no shares have been issued for the Units and all Units remain outstanding. The Units were valued on the measurement date (grant date) based on the fair value of the Series AA Convertible Preferred Stock. The total value of the Units was determined to be $2,000,674, which was amortized as stock compensation expense over the vesting period of such Units. Stock compensation expense of $500,168 and $375,127 in included in sales and marketing expense and general and administrative expense in the consolidated statements of operations for the years ended December 31, 2005 and 2006, respectively. As of December 31, 2006, the Units were fully vested and were fully amortized as stock compensation expense.

16.    Income Taxes

The provision for income taxes consists of the following for the year ended December 31:

	2005	2006	2007
	Restated	Restated
Federal	$85,894	$343,576	$102,680
State and local	11,672	46,686	75,409
Foreign	–	–	(2,114,850)

Total Income tax expense	$97,566	$390,262	$(1,936,761)

Current	$—	$—	$119,132
Deferred	97,566	390,262	(2,055,893)

Total income tax expense (benefit)	$97,566	$390,262	$(1,936,761)

The Company has recorded deferred income tax expense due to the inability to offset the tax effect of amortization of its indefinite-lived intangible asset (goodwill) resulting from the acquisition of CommerceQuest, Inc. in 2005 against its deferred tax assets which have a full valuation allowance applied against them.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Income Taxes (Continued)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2006	2007
	Restated
Net operating loss carryforwards	$19,475,811	$14,846,922
Deferred stock compensation	824,679	935,536
Accrued expenses and deferred revenue	107,979	624,693
Amortization of intangible assets and goodwill	547,117	1,822,184
Provision for bad debts	48,517	10,195
Depreciation	236,356	182,595
AMT credit	—	102,680
Capital loss carryover	—	34,153
R&D credit carryover	—	85,246

Total deferred tax assets	21,240,459	18,644,203
Valuation allowance for deferred assets	(21,113,324)	(9,279,279)

Net deferred tax assets	127,135	9,364,925

Deferred tax liabilities
Prepaid expenses	127,135	335,360
Goodwill	487,828	896,849
Basis difference for intangibles on acquisitions	—	7,616,041

Total deferred tax liabilities	614,963	8,848,250

Net deferred tax (liability) asset	$(487,828)	$516,675

The change in the valuation allowance for deferred assets during the years ended December 31, 2006 and 2007 was as follows:

	December 31
	2006	2007
	Restated
Balance at beginning of year	$(20,516,600)	$(21,113,324)
(Increase)/reduction due to operations	(596,724)	2,806,780
Reduction to the release of the U.K. valuation allowance	—	2,462,614
Reduction due to the purchase of Proforma	—	6,564,651

Balance at end of year	$(21,113,324)	$(9,279,279)

Change in the valuation allowance due to fluctuations in foreign currency exchange rates are included in reductions due to operations.

At December 31, 2007, the Company had a net operating loss carry forward for U.S. federal and state income tax purposes of approximately $19.8 million and $20.0 million, respectively, which will begin to expire in 2017. At December 31, 2007, the Company had a net operating loss carry forward for U.K. income tax purposes of approximately $25.1 million that may be carried forward indefinitely to offset future U.K. taxable income. The utilization of a portion of the U.S. net operating loss carry forwards will be subject to an annual limitation due to prior changes in ownership. Additionally, despite the net operating loss carry forwards, the company may have a current and future U.S. tax liability due to alternative minimum tax or state tax requirements.

A valuation allowance has been recorded against the Company's U.S., Netherlands and certain U.K. separate company deferred tax assets primarily due to the inability to predict future taxable income.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Income Taxes (Continued)

The Company has considered all available evidence, including its historical levels of taxable income, the future reversal of existing temporary differences and estimated future taxable income in determining the need for a valuation allowance.

At December 31, 2007, Sysgenics Ltd, a U.K. subsidiary of Metastorm Inc., released $8.8 million of valuation allowance previously recorded against its deferred tax assets, resulting in the recognition of $2.5 million of deferred tax benefit. In accordance with Financial Accounting Standard 109, Accounting for Income Taxes, future realization of a tax benefit depends on the existence of sufficient taxable income of the appropriate character within the carryback/carryforward period available under the tax law. The weight given to the potential effects of negative and positive evidence is commensurate with the extent to which it can be objectively verified. The Company believes that sufficient positive evidence exists in both quality and quantity, that a net deferred tax asset in the amount of $2.5 million should be recognized and the valuation allowance is adjusted accordingly.

Tax Uncertainties

Effective January 1, 2007, the Company adopted the provisions of FIN 48. The interpretation prescribes recognition and measurement parameters for the financial statement recognition and measurement of tax positions taken or expected to be taken in the Company's tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. As of the date of adoption, the Company also recorded a $5.2 million reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance that had no effect to the beginning balance of accumulated deficit or the net balance sheet. The Company's total unrecognized tax benefit as of the January 1, 2007 adoption date and as of December 31, 2007 was $0, respectively.

The Company is subject to U.S. federal income tax including state and local jurisdictions and U.K. income tax. The statute of limitations for the consolidated U.S. federal income tax return is closed for all tax years up to and including 2003. Currently, no federal, state or foreign income tax returns are under examination by the respective taxing authorities.

The Company's accounting policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2007.

A reconciliation of the reported income tax expense to the amount that would result by applying the U.S. federal statutory tax rate to the net losses is as follows:

	Years Ended December 31,
	2005	2006	2007
	Restated	Restated
Tax (benefit) expense at U.S. statutory rate	$(667,067)	$(91,300)	(459,602)
Effect of permanent differences	(15,112)	221,104	1,272,614
State income benefits, net of federal effect	(71,167)	3,373	(16,625)
Foreign income tax rates different from U.S. statutory rate	4,890	(42,599)	(105,799)
Alternative minimum tax	—	–	52,709
Other reconciling items	604,579	(169,592)	52,564
Change in valuation allowance	241,443	469,276	(2,732,622)

	$97,566	$390,262	$(1,936,761)

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Income Taxes (Continued)

Other reconciling items relate primarily to prior year tax provision to tax return differences that were recorded in the current year.

The change in the valuation allowance includes fluctuations in foreign currency exchange rates.

17.    Leases

The Company leases office space and certain office equipment under noncancelable operating lease agreements that expire through March 2016. Future minimum rental commitments for the years ending December 31 are as follows:

Years	Amount
2008	$1,630,551
2009	1,499,319
2010	1,158,194
2011	1,119,869
2012	798,523
Thereafter	1,669,703

$7,876,159

The future minimum rental obligations include sublease income of $16,200 for the year ended December 31, 2008. Rent expense under all operating leases for the years ended December 31, 2005, 2006 and 2007 was $926,611, $1,479,125 and $1,601,304, respectively. The rent expense for the years ended December 31, 2005, 2006 and 2007 includes sublease income of $0, $115,744 and $97,200, respectively.

The Company also leases office furniture, equipment and computer equipment under noncancelable capital leases that expire through April 2012. Amortization expense associated with the capital leases is combined with depreciation expense of fixed assets. Future minimum capital lease payments for the years ending December 31 are as follows:

Years	Amount
2008	$223,019
2009	223,019
2010	119,845
2011	15,959
2012	5,320

Future Minimum payments	587,162
Less amounts representing interest	54,725
Less amounts representing taxes	33,945
Less current portion of capital leases	179,951

Long term portion of capital leases	$318,541

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.    Employee Defined Contribution Retirement Plans

The Company maintains a 401(k) benefit plan (the "Plan") allowing eligible U.S.-based employees to contribute a portion of their annual compensation to the Plan, subject to an annual maximum amount as set periodically by the Internal Revenue Service. Under the Plan, eligible employees are allowed to contribute up to 100% of their annual compensation, subject to the IRS limitation. The Company may make a discretionary match under the Plan. The discretionary match is determined by the Company, funded quarterly, and is allocated ratably among the plan participants based on their quarterly contribution level. The Company may also make a discretionary annual contribution based on a formula defined by the Plan. The Company has not made a discretionary contribution in any year. In 2005, 2006 and 2007, the Company contributed approximately $158,000, $173,000 and $526,000, respectively.

In April 2001, the Company established a defined contribution plan for employees based in the United Kingdom. All permanent employees can contribute to the plan up to certain limits based on age, as set by HM Revenue and Customs. The Company makes contributions to the plan on behalf of eligible employees at a maximum rate of 5% of their eligible salary. In 2005, 2006 and 2007, the Company contributed approximately $190,000, $210,000 and $271,000, respectively.

19.    Restructuring Activities

In 2005, the Company recorded restructuring charges of $949,806 as part of an overall strategy to reduce costs and continue the commitment to its core business. The charges incurred in 2005 were for one-time termination benefits and related costs and facility consolidation. The restructuring resulted in a headcount reduction of approximately seven in 2005. The restructuring streamlined management of the Company's U.K. division, centralized the global customer support function in the U.S., and consolidated the U.K. facility as a result. The restructuring activity was initiated and completed in 2005. This charge is shown separately in the consolidated statements of operations.

The following table shows the activity related to the 2005 restructuring:

	Severance	Facility	Total
Amounts charged to expense	$441,040	$508,766	$949,806
Amounts paid in 2005	(343,257)	(166,537)	(509,794)

Ending liability at December 31, 2005	97,783	342,229	440,012
Amounts paid in 2006	(97,783)	(57,709)	(155,492)

Ending liability at December 31, 2006	–	284,520	284,520
Amounts paid in 2007	–	(77,517)	(77,517)

Ending liability at December 31, 2007	$–	$207,003	$207,003

At December 31, 2005, 2006 and 2007, $254,267, $204,058 and $135,014, respectively, of the ending liabilities which relate to facility lease commitments for which the Company expects to incur costs through March 2012 are classified as long-term in the accompanying consolidated balance sheets. The restructuring charge recorded during 2005 is included in the results of operations of the International operating segment.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    Related Party Transaction

At December 31, 2005, 2006 and 2007, the Company owed $1,770,359, $470,175, and $507,585, respectively, to an investor and a subsidiary owned by the same investor. The amount is payable in connection with the acquisition of CQ in October 2005 (See Note 5).

On November, 30, 2007, the Company acquired substantially all of the assets of Spotlight Data for $1,220,000 in cash. A member of the Company's board of directors, was a stockholder and a creditor of Spotlight Data, and in connection with the acquisition, he received $65,096 as a stockholder of Spotlight Data and an aggregate of $351,325 as a creditor.

21.    Commitments and Contingencies

The Company is subject to legal actions arising in the ordinary course of business. In management's opinion, the Company has adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions and does not believe any settlement would be material to the Company's financial position or results of operations.

The Company licenses certain software components included in its product offering from third-party software vendors. The Company pays royalties to these vendors based on sales volume of the third- party products. At times, the Company will make royalty commitments to these vendors to cover a shortfall in committed sales volume. At December 31, 2007 the Company had no minimum royalty commitments but has accrued $146,160 with respect to a prior minimum royalty commitment not met during 2007. At December 31, 2006, the Company had minimum royalty commitments aggregating $360,000, expiring periodically through September 2007. At December 31, 2006, the Company believed that it was probable that it would not meet one third-party software vendor's minimum royalty commitment and therefore booked a contingent liability as of December 31, 2006 of $7,000.

22.    Geographic and Segment Infomation

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined a components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer. The Company is organized geographically. While the chief executive officer evaluates results in a number of ways, the geographical management structure is the primary basis for which the allocation of resources and financial results are assessed.

Reportable segments are the Company's Americas and International business units. Each business unit is engaged in licensing the Company's software products, providing unspecified software products and maintenance releases and technical support, and assisting the Company's customers in the implementation of the software products.

Segment margins only reflect the direct controllable expenses of each business unit and do not represent the actual margins because they do not contain an allocation of corporate and general and administrative expenses incurred in support of the business units. Additionally, the margins do not reflect the amortization in intangible assets, restructuring costs and stock based compensation.

The Company does not track its assets by operating segments. Consequently, it is not practical to show assets by operating segment.

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.    Geographic and Segment Infomation (Continued)

Reportable segment data for the three years ending December 31 is a follows (in thousands):

	America's			International			Total
	2005	2006	2007	2005	2006	2007	2005	2006	2007
Revenues
Software licenses	$8,111	$13,126	$16,954	$4,635	$4,646	$8,818	$12,746	$17,772	$25,772
Professional services	3,656	9,651	13,882	1,198	1,770	2,966	4,854	11,421	16,848
Maintenance and support	4,115	7,879	11,315	3,600	4,982	5,777	7,715	12,861	17,092

Revenues	15,882	30,656	42,151	9,433	11,398	17,561	25,315	42,054	59,712
Cost of revenues
Software licenses	614	958	1,003	643	567	1,126	1,257	1,525	2,129
Professional services	2,359	7,654	10,367	1,237	1,844	2,559	3,596	9,498	12,926
Maintenance and support	394	455	662	394	502	811	788	957	1,473

Cost of revenues	3,367	9,067	12,032	2,274	2,913	4,496	5,641	11,980	16,528
Gross Profit
Software licenses	7,497	12,168	15,951	3,992	4,079	7,692	11,489	16,247	23,643
Professional services	1,297	1,997	3,515	(39)	(74)	407	1,258	1,923	3,922
Maintenance and support	3,721	7,424	10,653	3,206	4,480	4,966	6,927	11,904	15,619

Gross Profit	12,515	21,589	30,119	7,159	8,485	13,065	19,674	30,074	43,184
Operating Expenses
Research and development	1,097	2,632	4,691	1,044	1,830	1,839	2,141	4,462	6,530
Sales and marketing	5,204	7,539	13,258	4,512	5,986	8,294	9,716	13,525	21,552

Operating Expenses	6,301	10,171	17,949	5,556	7,816	10,133	11,857	17,987	28,082

Segment Operating Profit	$6,214	$11,418	$12,170	$1,603	$669	$2,932	$7,817	$12,087	$15,102

Revenues from software licenses are attributed to geographic regions based on territories and quota assigned to the sales director of that region. Revenues from software licenses concerning principal geographic regions are as follows for the years ended December 31:

	2005	2006	2007
Americas	$8,111	$13,126	$16,955
United Kingdom	2,540	3,172	3,764
Foreign	2,095	1,474	5,053

	$12,746	$17,772	$25,772

METASTORM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.    Geographic and Segment Infomation (Continued)

Reconciliation of operating segment margin to (loss) income before provision for income taxes is as follows for the years ended December 31,:

	2005	2006	2007
Total margin from operating segments	$7,817	$12,087	$15,102
Corporate and general and administrative expenses	(7,013)	(9,724)	(11,609)
Amortization of intangible assets	(425)	(1,700)	(3,778)
Business restructuring charges	(950)	–	–
Write down of software development costs	(678)	–	–
Stock-based compensation	(500)	(510)	(236)
Interest expense	(267)	(297)	(54)
Non-operating income (expense), net	54	(125)	(776)

(Loss) income before provision for income taxes	$(1,962)	$(269)	$(1,351)

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Proforma Corporation and Subsidiary
Southfield, Michigan

We have audited the accompanying consolidated balance sheets of Proforma Corporation and Subsidiary as of June 30, 2006 and 2007 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proforma Corporation and Subsidiary as of June 30, 2006 and 2007 and the results of its consolidated operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further described in Note 7, 100% of the company's stock was sold subsequently to June 30, 2007.

Southfield, Michigan
October 22, 2007

PROFORMA CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and 2007

ASSETS

	2006	2007
CURRENT ASSETS
Cash and cash equivalents	$1,558,718	$602,560
Marketable securities	–	1,398,588
Accounts receivable, trade	2,960,082	4,704,041
Prepaid expenses and other current assets	7,010	77,035
Refundable federal income taxes	48,138	60,685
Deferred income taxes	76,632	–

Total Current Assets	4,650,580	6,842,909
PROPERTY AND EQUIPMENT	256,398	268,345
OTHER ASSETS
Deposits	13,691	29,540

TOTAL ASSETS	$4,920,669	$7,140,794

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Line-of-credit	$1,455,748	$1,214,918
Accounts payable, trade	228,101	455,375
Accrued expenses	787,882	2,054,287
Deferred revenues	1,681,414	2,600,089

Total Current Liabilities	4,153,145	6,324,669
LONG-TERM LIABILITIES
Deferred income taxes	45,000	–

Total Liabilities	4,198,145	6,324,669

STOCKHOLDERS' EQUITY
Common stock, $1 par value per share 50,000 shares authorized 21,674 shares issued and outstanding	21,674	21,674
Additional paid-in capital	1,400,640	1,400,640
Accumulated other comprehensive loss		(1,136)
Retained earnings	(699,791)	(605,053)

Total Stockholders' Equity	722,523	816,125

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,920,669	$7,140,794

See accompanying notes to consolidated financial statements.

PROFORMA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended June 30, 2006 and 2007

	2006	2007
REVENUE
Software licenses	$6,180,183	$7,513,159
Support and maintenance	2,399,071	3,469,073
Services	5,441,161	8,629,183

Total Revenue	14,020,415	19,611,415

COST OF REVENUE
Support and maintenance	278,345	324,267
Services	3,095,899	5,969,018

Total Cost of Revenue	3,374,244	6,293,285

Gross Profit	10,646,171	13,318,130

OPERATING EXPENSES
Research and development	1,717,912	2,272,890
Sales and marketing	6,658,823	7,921,910
General and administrative	2,007,843	2,954,902

Total Operating Expenses	10,384,578	13,149,702

Income from operations	261,593	168,428

OTHER INCOME (EXPENSE)
Interest and dividend income	56,735	58,044
Interest expense	(189,069)	(145,960)
Other income	40,837	108,996

Net Other Income (Expense)	(91,497)	21,080

Income Before Provision for Income Taxes	170,096	189,508
PROVISION FOR INCOME TAXES	8,275	94,770

NET INCOME	$161,821	$94,738

NET INCOME PER SHARE – Basic and Diluted	$7.90	$4.37

Weighted average number of shares outstanding – Basic and Diluted	20,490	21,674

See accompanying notes to consolidated financial statements.

PROFORMA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2006 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCES, June 30, 2005, as previously stated	$19,305	$764,759	$(719,640)	$–	$64,424
Adjustment for understatement of deferred revenue, net of income taxes of $73,138	–	–	(141,972)	–	(141,972)

RESTATED BALANCES, June 30, 2005	19,305	764,759	(861,612)	–	(77,548)
2006 net income	–	–	161,821	–	161,821
Issuance of common stock	2,369	–	–	–	2,369
Additional paid-in capital	–	635,881	–	–	635,881

BALANCES, June 30, 2006	21,674	1,400,640	(699,791)	–	722,523
2007 net income	–	–	94,738	–	94,738
Other comprehensive income
Foreign currency translation	–	–	–	(1,136)	(1,136)

BALANCES, June 30, 2007	$21,674	$1,400,640	$(605,053)	$(1,136)	$816,125

See accompanying notes to consolidated financial statements.

PROFORMA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30, 2006 and 2007

	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$161,821	$94,738
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation	119,335	136,021
Loss on disposal of property and equipment	12,227	1,856
Net gain on investments	(38,494)	(110,176)
Deferred taxes	(87,632)	31,632
Changes in assets and liabilities
Accounts receivable, trade	(418,455)	(1,743,959)
Prepaid expenses and other current assets	57,073	(66,520)
Deposits	34,224	(6,900)
Refundable federal income taxes	385,000	(25,000)
Accounts payable, trade	(113,296)	227,273
Accrued expenses	325,203	1,266,405
Deferred revenues	463,424	918,675

Net Cash Flows from Operating Activities	900,430	724,045

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(56,769)	(158,315)
Proceeds from sale of assets	–	8,491
Purchases of marketable securities	(535,833)	(2,964,075)
Proceeds from sale of marketable securities	2,077,165	1,675,662
Proceeds from issuance of common stock	638,250	–

Net Cash Flows from Investing Activities	2,122,813	(1,438,237)

CASH FLOWS FROM FINANCING ACTIVITIES
Net payments on line-of-credit	(1,463,379)	(240,830)
Principal payments on notes payable	(8,520)

Net Cash Flows from Financing Activities	(1,471,899)	(240,830)

Effect of exchange rate changes on cash	–	(1,136)

Net Change in Cash and Cash Equivalents	1,551,344	(956,158)
CASH AND CASH EQUIVALENTS – Beginning of Year	7,374	1,558,718

CASH AND CASH EQUIVALENTS – END OF YEAR	$1,558,718	$602,560

Supplemental cash flow disclosures
Cash paid for interest	$189,069	$145,960
Cash paid for income taxes	–	35,000

See accompanying notes to consolidated financial statements.

PROFORMA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2007

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations

Proforma Corporation and Subsidiary (the "company") is principally engaged in computer software consulting and the development and marketing of software products throughout North America and Europe.

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of Proforma Corporation, Inc. and its 100% subsidiary, Proforma Software and Services, GmbH. Proforma Software and Services, GmbH is located in Switzerland and was formed on July 1, 2006. Significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The company considers depository accounts and investments with a maturity at the date of acquisition and expected usage of three months or less to be cash and cash equivalents. The company maintains its cash balances primarily in area banks which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The company has not experienced any losses in such accounts.

Marketable Securities

The company's marketable equity securities are classified as available for sale, and therefore they have been recorded at fair value based on quoted market prices. Gains or losses on securities sold are based on the specific identification method. Unrealized gains and losses, net of tax, are included in the determination of comprehensive income and reported in stockholders' equity. Marketable securities of $1,398,588 were purchased on June 30, 2007 and as a result, no unrealized gain or loss exists related to these securities at June 30, 2007.

Accounts Receivable

Accounts receivable are stated at net invoice amounts. Interest is not charged on outstanding accounts receivable. Terms vary based on contracts with customers. An allowance for doubtful accounts is established based on specific assessment of all invoices that remain unpaid following normal customer payment periods. In addition, a general valuation allowance is established for other accounts receivable based on historical loss experience. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. At June 30, 2006 and 2007, the allowance for doubtful accounts was $0 and $15,765, respectively.

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and equipment are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired

PROFORMA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2006 and 2007

NOTE 1 – Summary of Significant Accounting Policies (Continued)

or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. For income tax reporting purposes, depreciation is calculated using applicable accelerated methods. Depreciation expense was $119,335 and $136,021 for the years ended June 30, 2006 and 2007, respectively.

Deferred Revenue

Deferred revenue consists primarily of maintenance fees related to the remaining terms of software maintenance agreements in effect at June 30, 2006 and 2007.

Revenue Recognition

The company derives revenue from licensing software products, providing maintenance and support for those products and rendering professional services. The company records revenue in accordance with Statement of Position 97-2 "Software Revenue Recognition", as amended by Statement of Position 98-9, Modification of Position 97-2, "Software Revenue Recognition", with respect to certain transactions. Accordingly, the company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectibility is reasonably assured.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was approximately $51,900 and $41,500 for the years ended June 30, 2006 and 2007, respectively.

Foreign Currency Translation

The European euro is the functional currency for Proforma Software and Services, GmbH, the company's Swiss subsidiary. Proforma Software and Services, GmbH's balance sheet is translated into U.S. dollars at the exchange rate in effect at the balance sheet date. The operating results are translated at weighted average exchange rates in effect during the period. Net unrealized translation gains (losses) are recorded as a component of accumulated other comprehensive income included in the company's consolidated statement of stockholders' equity.

Shipping and Handling Costs

Shipping and handling costs charged to customers have been included in revenue. Shipping and handling costs incurred by the company have been included in cost of revenue.

PROFORMA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2006 and 2007

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting bases and the tax bases of the company's assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable (refundable) for the period and the change during the period in deferred tax assets and liabilities.

Earnings per Share

Basic net income per share of common stock is computed based on the weighted average common stock outstanding during the year. The company had no common stock equivalents outstanding during the years ended June 30, 2006 and 2007.

Concentration of Credit Risk

Cash held in foreign banks amounted to $0 and $234,423 at June 30, 2006 and 2007, respectively. Sales of Proforma Software and Services, GmbH were approximately $0 and $1,015,000 for the years ended June 30, 2006 and 2007, respectively. Receivables from Proforma Software and Services, GmbH customers were approximately $0 and $629,000 at June 30, 2006 and 2007, respectively.

Impairment of Long-Lived Assets

The company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

During July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial

PROFORMA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2006 and 2007

NOTE 1 – Summary of Significant Accounting Policies (Continued)

statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 (including the first interim period for calendar year companies) and the provisions of FIN 48 will be applied to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The company does not believe that the adoption of FIN 48 will have a material effect on its results of operations or financial position.

Reclassification

For comparability, certain 2006 amounts have been reclassified to conform with classifications adopted in 2007.

NOTE 2 – Property and Equipment

The major categories of property and equipment at June 30 are summarized as follows:

	Depreciable Lives	2006	2007
Office equipment	5 – 7 yrs	$38,857	$38,857
Computer equipment	3 – 5 yrs.	390,106	539,997
Furniture and fixtures	7 yrs.	164,527	160,935

Total Property and Equipment		593,490	739,790
Less: accumulated depreciation		(337,092)	(471,445)

Net Property and Equipment		$256,398	$268,345

NOTE 3 – Line-of-Credit

As of June 30, 2006, the company had a line-of-credit agreement providing for maximum borrowings of $3,250,000 bearing interest at the prime rate (effective rate of 8.25% at June 30, 2006 and 2007). The principal is due on demand while the interest is payable monthly. The agreement is collateralized by substantially all assets of the business. Borrowings under the line-of-credit agreement were $1,455,748 and $1,214,918 at June 30, 2006 and 2007, respectively.

NOTE 4 – Income Taxes

The company records income taxes in accordance with Financial Accounting Standards Board Statement No. 109, which uses the liability method in determining deferred taxes. The provision for income taxes consists of the following components for the years ended June 30:

	2006	2007
Current tax expense	$95,907	$63,138
Deferred tax expense (benefit)	(87,632)	31,632

Total Provision for Income Taxes	$8,275	$94,770

PROFORMA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2006 and 2007

NOTE 4 – Income Taxes (Continued)

The difference between the financial statement expense and the amounts computed by applying the statutory federal rate of 34% to pretax income is reconciled as follows at June 30:

	2006	2007
Statutory rate applied to income before taxes	$57,833	$64,433
Permanent differences and other	3,642	10,337
Change in valuation allowance	(53,200)	20,000

Provision for Income Taxes	$8,275	$94,770

The provision for taxes differs from the expected provision that would result from the application of federal tax rates to pre-tax book income due primarily to nondeductible life insurance premiums and entertainment expenses.

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. The significant components of the company's deferred tax assets and liabilities are as follows at June 30, 2006 and 2007:

	2006	2007
Deferred tax assets:
Net operating loss carryforwards	$–	$23,000
Research and development credit carryforwards	77,032	85,000
Capital loss carryforwards	186,400	161,000
Allowance for doubtful accounts	–	5,000

Total deferred tax assets	263,432	274,000

Deferred tax liabilities
Prepaid expenses	–	(16,000)
Depreciation	(45,000)	(51,000)

Total deferred tax liabilities	(45,000)	(67,000)

Net future income tax benefit	218,432	207,000
Valuation allowance for deferred assets	(186,800)	(207,000)

Net Deferred Tax Assets	$31,632	$–

As of June 30, 2006, the company has unused capital loss carryforwards totaling approximately $477,000 expiring at various dates through June 30, 2009, an unused research and development credit of approximately $85,000 expiring in June 2021 and a net operating loss carryforward of approximately $68,000 which expires in June 2027.

The net change in the valuation allowance was a decrease of $53,500 during the year ended June 30, 2006 and an increase of $20,000 during the year ended June 30, 2007.

PROFORMA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2006 and 2007

NOTE 4 – Income Taxes (Continued)

Proforma Software and Services, GmbH has been approved as a disregarded entity for United States federal income tax purposes. As such, the results of operations of Proforma Software and Services, GmbH have been included in determined federal taxable income in the United States.

NOTE 5 – Lease Commitments

The company has noncancelable operating lease agreements for the rental of its Michigan and California office space. Total lease expense for the years ended June 30, 2006 and 2007 was approximately $506,000 and $654,000, respectively.

Future minimum lease rentals on the long-term leases as of June 30 are as follows:

2008	$383,280
2009	363,530
2010	205,888

Total	$952,698

NOTE 6 – Retirement Plan

Proforma Corporation and Subsidiary maintains a 401(k) retirement plan for substantially all of its U.S. employees. The plan covers all employees who are at least 21 years of age and have attained three months of service. The company's contribution is discretionary and based on 4% of each eligible employee's base salary, if that employee elects to defer 4% or more of salary. There were no company contributions for the years ended June 30, 2006 and 2007.

NOTE 7 – Subsequent Event – Sale of Company Stock

Subsequent to June 30, 2007, all of the company's outstanding shares were sold to Metastorm Inc. and the companies were merged as part of a tax-free reorganization. The sale price exceeded the net book value of the company as of the date of the sale.

NOTE 8 – Prior Period Adjustment

An error related to the recognition of revenue for maintenance contracts during the year ended June 30, 2005 was corrected during the year ended June 30, 2007. As a result of this correction, deferred revenue was increased by $215,111, refundable federal income taxes was increased by $73,138 and retained earnings was decreased by $141,973, respectively, at July 1, 2006. The error had no effect on net income during the years ended June 30, 2006 and 2007.

Metastorm Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

On July 31, 2007, the Company acquired all of the outstanding common stock of Proforma Corporation, a leading provider of enterprise architecture and business process analysis software. The purchase price consisted of $25 million in cash and 9,364,400 shares of the Company's Series AA Convertible Preferred Stock, with a fair value of $1.34 per share determined by independent appraisal. The Company also incurred direct acquisition costs of $356,411. Based upon the purchase price of the acquisition, the purchase price allocation as of the acquisition date is as follows (in thousands):

Current assets	$3,344,124
Fixed assets	275,629
Liabilities assumed	(3,718,614)
Goodwill	17,995,187
Intangible assets	19,308,000

$37,204,326

The following unaudited Pro Forma consolidated statement of operations gives effect to this acquisition as if it had occurred on January 1, 2007, by consolidating the results of operations of Metastorm Inc. and Subsidiaries for the year ended December 31, 2007 with the results of Proforma Corporation for the period from January 1, 2007 through July 31, 2007.

The unaudited Pro Forma consolidated statement of operations is not necessarily indicative of the operating results that would have been achieved had the transaction actually occurred on January 1, 2007, nor are they necessarily indicative of future operating results. The Pro Forma adjustments and the assumptions on which they are based are described in the accompanying notes to the unaudited Pro Forma consolidated statement of operations.

The unaudited Pro Forma consolidated statement of operations should be read in conjunction with the consolidated financial statements of Metastorm Inc. and Subsidiaries and the financial statements of Proforma Corporation, and the related notes thereto included elsewhere in the Prospectus.

Metastorm Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2007

(Dollars in thousands except per share data)

	Metastorm Inc. and Subsidiaries	Proforma Corporation(1)	Total	Pro Forma Adjustments(2)		Pro Forma Consolidated
Revenues
Software licenses	$25,772	$4,588	$30,360	$–		$30,360
Maintenance and support	17,092	2,153	19,245	(818	)(a)	18,427
Professional services	16,848	6,102	22,950	–		22,950

	59,712	12,843	72,555	(818)		71,737
Cost of revenue
Software licenses	2,129	–	2,129	–		2,129
Maintenance and support	1,476	227	1,703	–		1,703
Professional services	12,939	4,531	17,470	–		17,470

	16,544	4,758	21,302	–		21,302
Gross profit	43,168	8,085	51,253	(818)		50,435
Operating expenses
Research and development	6,549	1,691	8,240	–		8,240
Sales and marketing	24,598	5,102	29,700	–		29,700
General and administrative	8,000	1,785	9,785	–		9,785
Depreciation	764	93	857	–		857
Amortization of intangible assets	3,778	–	3,778	2,834	(b)	6,612

Total operating expenses	43,689	8,671	52,360	2,834		55,194

Loss from operations	(521)	(586)	(1,107)	(3,652)		(4,759)
Other income (expense), net	(830)	19	(811)	–		(811)
Loss before income taxes	(1,351)	(567)	(1,918)	(3,652)		(5,570)
Income tax (benefit) expense	(1,937)	95	(1,842)	–		(1,842)

Net income (loss)	586	(662)	(76)	(3,652)		(3,728)
Accretion of redeemable preferred stock	(9,471)	–	(9,471)	–		(9,471)

Pro Forma net loss attributable to common stockholders	$(8,885)	$(662)	$(9,547)	$(3,652)		$(13,199)

Pro Forma basic and diluted loss per common share attributable to common stockholders(3)						$(469.34)

Metastorm Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations (Continued)

Year Ended December 31, 2007

(Dollars in thousands except per share data)

(1)
The results of operations of Proforma Corporation for the period January 1, 2007 to July 31, 2007

(2)
Pro Forma adjustments to the unaudited proforma consolidated statement of operations for the twelve months ended December 31, 2007 are made to reflect the following:

a.
To adjust revenue for the discount to fair value of the acquired maintenance and support contractual obligation in accordance with Emerging Issues Task Force Issue No -01-3 "Accounting in a Business Combination for Deferred Revenue of an Acquiree".

b.
To record additional amortization for the intangible assets identified in the purchase over their useful live ranging from one to seven years.

(3)
Pro Forma basic and diluted loss per common share attributable to common stockholders is based on Pro Forma weighted average shares outstanding of 28,125 shares.

Metastorm in Action

US DOJ

The Department of Justice OFDT automated case management processes with Metastorm, resulting in over $30M in cost savings and improving cross-agency collaboration.

Washington Wizards

The Washington Wizards basketball team moved its scouting process and player data online using Metastorm, improving insight into player prospects and enabling greater collaboration and shared reporting among scouts.

Lufthansa

Lufthansa uses Metastorm software to process up to 100,000 documents daily for its Miles & More frequent flyer program and has improved customer response time dramatically as a result of the solution.

www.metastorm.com

[Graphic headed "Metastorm in Action" and containing Metastorm logo, website address and brief descriptions of how use of Metastorm software improved business processes for customers U.S. Department of Justice, Washington Wizards and Lufthansa Airlines.]

                        Shares

Common Stock

PROSPECTUS

                        , 2008

Jefferies & Company	Oppenheimer & Co.
Needham & Company, LLC
JMP Securities
Craig-Hallum Capital Group

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

Until                        , 2008 (25 days after the commencement of this offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, excluding the underwriting discount, payable by Metastorm in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Securities and Exchange Commission registration fee		$3,390
FINRA filing fee		9,125
NASDAQ Global Market listing fee		100,000
Blue Sky fees and expenses			*
Printing and engraving expenses			*
Legal fees and expense		800,000
Accounting fees and expenses			*
Transfer Agent and Registrar fees			*
Miscellaneous expenses			*

Total	$		*

    *
    To be provided by amendment

Item 14.   Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision which limits directors' and officers' liability to the maximum extent permitted by Maryland law.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer of Metastorm and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of Metastorm and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and our bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of Metastorm in any of the capacities described above, and any employee or agent our or a predecessor of Metastorm.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification, and then, only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We have entered into indemnification agreements with our directors and officers which provide for indemnification to the maximum extent permitted under Maryland law and we intend to enter into indemnification agreements with any new directors and officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of us, our executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We intend to maintain insurance on behalf of any person who is or was a Metastorm director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

In the past three years, we have issued and sold the following unregistered securities:

On March 21, 2005, we issued two warrants to Comerica Bank for the purchase of 9,132 and 13,699 shares of our common stock at an exercise price of $2.19 per share in connection with the Amended and Restated Loan and Security Agreement, dated as of August 19, 2004 with Comerica Bank. The number of shares of common stock issuable upon the exercise of such warrants has increased from 9,132 shares to 15,661 shares and from 13,699 shares to 23,494 shares, and the exercise price of each warrant has been reduced to $1.28 per share, pursuant to adjustments made to such warrants because of subsequent sales of securities.

On October 5, 2005, we issued 15,400,000 shares of Series AA preferred stock, par value $0.01 per share, to CommerceQuest, Inc. and CommerceQuest UK Limited as the purchase price for substantially all the assets of such companies.

On October 5, 2005 and November 9, 2005, we issued and sold an aggregate of 3,792,317 shares of our Series BB preferred stock, par value $0.01 per share, and four warrants for a total of 2,712,723 shares of our Series BB preferred stock at an exercise price of $1.38572 per share for an aggregate purchase price of approximately $5,255,090 to the following investors:

Investor	Number of Series BB Preferred Stock Purchased	Purchase Price	Number of Shares of Series BB Preferred Stock Issuable upon Exercise of Warrants
Axiom Venture Partners II, L.P.	105,093	$145,630	76,775
ICG Holdings, Inc.	2,140,138	2,965,632	1,563,451
Ironside Ventures, L.P.	78,991	104,459	–
Mayflower LP	851,017	1,179,271	621,699
Wall Street Technology Partners LP	617,078	855,097	450,798

Total	3,792,317	$5,255,090	2,712,723

On July 31, 2007, as part of the consideration for the merger with Proforma Corporation, we issued 7,959,754 shares of Series AA preferred stock. An additional 1,404,646 shares of Series AA preferred stock were placed in escrow for release in accordance with the terms of the Agreement and Plan of Merger dated July 31, 2007 with Proforma Corporation. Accordingly, 468,219 shares were released on December 26, 2007, of which 88,367 were released back to Metastorm and retired.

On July 31, 2007 and August 24, 2007, we issued and sold an aggregate of 18,834,583 shares of our Series CC preferred stock, par value $0.01 per share, for an aggregate purchase price of $29,984,656 to the following investors:

Investor	Number of Series CC Preferred Stock Purchased	Purchase Price
ABS Capital V, L.P.	11,289,657	$17,973,134
ABS Capital V-A, L.P.	584,344	930,276
ABS Capital V Offshore, L.P.	688,814	1,096,591
Axiom Venture Partners II, L.P.	158,866	252,915
Goldman Sachs Private Equity Opportunities, L.P.	425,523	677,433
ICG Holdings, Inc.	3,235,168	5,150,387
Industry Ventures Fund IV, L.P.	308,348	490,890
Ironside Ventures, L.P.	72,236	115,000
Mayflower LP	1,286,451	2,048,030
Wall Street Technology Partners LP	785,176	1,250,000

Total	18,834,583	$29,984,656

The issuances of securities described above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. All of the purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof in violation of the Securities Act. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about us and our business or had adequate access, through their relationship with us, to financial statement or non-financial statement information about us and our business. All sales of these securities were made without general solicitation or advertising.

As of February 29, 2008, we have granted stock options to current and former employees and board members to purchase (i) 45,825 shares of our common stock, with exercise prices ranging from $30.00 to $65.00 per share under our 1999 Plan and (ii) 9,316,667 shares of our common stock, with exercise prices ranging from $0.28 to $1.09 per share under our 2004 Plan.

The issuance of securities described above was exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act pursuant to compensatory benefit plans or agreements approved by our board of directors.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1	Asset Purchase Agreement dated September 22, 2005, as amended, among Metastorm Inc., CommerceQuest, Inc. and CommerceQuest U.K. Ltd.
2.2	Agreement and Plan of Merger dated July 31, 2007 between Metastorm Inc., Soundview Inc. and Proforma Corporation
2.3	Stock Purchase Agreement dated November 19, 2007 between Metastorm Acquisition Company, LLC, and Ad Rem Consulting BVBA and Carine Vanhoorebeeck, the stockholders of Process Competence BV
2.4	Asset Purchase Agreement dated November 30, 2007 among Metastorm Inc., Michael D. Zisman and Spotlight Data Solution, Inc.
3.1*	Form of Articles of Amendment and Restatement of the Registrant, to be in effect upon completion of the offering
3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4.1*	Form of the Registrant's Common Stock Certificate
4.2	Fourth Amended and Restated Registration Rights Agreement dated July 31, 2007
4.3	Warrant dated March 21, 2005 with Comerica Bank (for 15,661 shares)
4.4	Warrant dated March 21, 2005 with Comerica Bank (for 23,494 shares)
4.5	Warrant dated February 20, 2003 with Comerica Bank (for 4,536 shares)
4.6	Warrant dated February 21, 2002 with Comerica Bank (for 8,486 shares)
4.7	Warrant dated October 27, 2000 with PNC Bank, National Association d/b/a VentureBank@PNC (1,257 shares)
5.1*	Opinion of Venable LLP
10.1	Lease Agreement dated February 9, 2006 with Newtower Trust Company Multi-Employer Property Trust, as amended on February 28, 2007

10.2	Form of Indemnification Agreement
10.3*	Form of Employment Agreement between the Registrant and each of Robert J. Farrell, Christopher S. Desautelle, Eileen M. Garry, Gregory A. Carter and Swata J. Gandhi**
10.4	Form of Contract of Employment for Employees located in the United Kingdom
10.5	Form of Non-Interference and Confidentiality Agreement for Employees
10.6	1999 Equity Incentive Plan, as amended, and Form of Stock Option Award Agreement
10.7	Amended and Restated 2004 Omnibus Stock Plan and Form of Award Agreement
10.8*	2008 Equity Incentive Plan and Form of Award Agreement
10.9*	2008 Employee Stock Purchase Plan and Form of Award Agreement
10.10	Form of Restricted Stock Unit Grant Agreement
10.11	2007 Operating Committee Compensation Plan
10.12	Form of 2008 Corporate Incentive Plan
10.13	Lease Agreement dated January 1, 2005 with Evergreen Atrium, LLC
10.14	Lease Agreement dated April 11, 2006 with Edgewood General Partnership
10.15
License to Underlet dated 1999 between Copyover Holdings Limited, DIA Group Limited and Metastorm Inc., as amended by the Underlease dated 1999 between DIA Group Limited, Sysgenics Limited and Metastorm Inc.
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission
21.1	Subsidiaries of Metastorm Inc.
23.1	Consent of Grant Thornton LLP, independent registered public accounting firm
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm
23.3	Consent of Virchow Krause and Company, LLP, independent registered public accounting firm
23.4*	Consent of Venable LLP (included in Exhibit 5.1)
24.1	Power of Attorney (contained on signature page)

*
To be filed by amendment.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Metastorm Inc. and subsidiaries

We have audited the consolidated balance sheet of Metastorm Inc. and subsidiaries as of December 31, 2005 (not presented herein), and the related accompanying consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2005, and have issued our report thereon dated May 12, 2008 (included elsewhere in this registration statement). Our audit also included the financial statement schedule listed in Item 16(b) of Form S-1 of this registration statement for the year ended December 31, 2005. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, the 2005 financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements (included elsewhere in this registration statement), the consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2005 (included elsewhere in this registration statement) have been restated to correct certain accounting errors.

/s/ Ernst & Young LLP

Baltimore, Maryland
May 12, 2008

(b)
Financial Statement Schedules

Metastorm Inc. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Expense	Deductions		Balance at End of Period
Allowance for doubtful accounts (deducted from accounts receivable)
Year ended December 31, 2005	$530,226	$–	$(270,348	)(1)	$259,878
Year ended December 31, 2006	$259,878	$23,378	$(29,061	)(1)	$254,195
Year ended December 31, 2007	$254,195	$–	$(167,616	)(1)	$86,579
Deferred tax valuation allowance (deducted from net deferred taxes)
Year ended December 31, 2005 Restated	$20,375,229	$238,937	$–		$20,614,166
Year ended December 31, 2006 Restated	$20,614,166	$499,158	$–		$21,113,324
Year ended December 31, 2007	$21,113,324	$–	$(11,834,045)		$9,279,279

(1)
Uncollectible accounts written-off, net of recoveries

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)
For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on the 13th day of May, 2008.

METASTORM INC.
By:	/s/ ROBERT J. FARRELL Robert J. Farrell Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Robert J. Farrell and Christopher S. Desautelle, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in any and all capacities, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ ROBERT J. FARRELL Robert J. Farrell	Chairman, Chief Executive Officer and President (Principal Executive Officer)	May 13, 2008
/s/ CHRISTOPHER S. DESAUTELLE Christopher S. Desautelle	Chief Financial Officer, Vice President of Finance, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)	May 13, 2008
/s/ HAROLD D. COPPERMAN Harold D. Copperman	Director	May 13, 2008

/s/ ADAM LICHTENSTEIN Adam Lichtenstein	Director	May 13, 2008
/s/ JAMES C. SIMMONS James C. Simmons	Director	May 13, 2008
/s/ LAURA WITT Laura Witt	Director	May 13, 2008
/s/ MICHAEL D. ZISMAN Michael D. Zisman	Director	May 13, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1	Asset Purchase Agreement dated September 22, 2005, as amended, among Metastorm Inc., CommerceQuest, Inc. and CommerceQuest U.K. Ltd.
2.2	Agreement and Plan of Merger dated July 31, 2007 between Metastorm Inc., Soundview Inc. and Proforma Corporation
2.3	Stock Purchase Agreement dated November 19, 2007 between Metastorm Acquisition Company, LLC, and Ad Rem Consulting BVBA and Carine Vanhoorebeeck, the stockholders of Process Competence BV
2.4	Asset Purchase Agreement dated November 30, 2007 among Metastorm Inc., Michael D. Zisman and Spotlight Data Solution, Inc.
3.1*	Form of Articles of Amendment and Restatement of the Registrant, to be in effect upon completion of the offering
3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4.1*	Form of the Registrant's Common Stock Certificate
4.2	Fourth Amended and Restated Registration Rights Agreement dated July 31, 2007
4.3	Warrant dated March 21, 2005 with Comerica Bank (for 15,661 shares)
4.4	Warrant dated March 21, 2005 with Comerica Bank (for 23,494 shares)
4.5	Warrant dated February 20, 2003 with Comerica Bank (for 4,536 shares)
4.6	Warrant dated February 21, 2002 with Comerica Bank (for 8,486 shares)
4.7	Warrant dated October 27, 2000 with PNC Bank, National Association d/b/a VentureBank@PNC (1,257 shares)
5.1*	Opinion of Venable LLP
10.1	Lease Agreement dated February 9, 2006 with Newtower Trust Company Multi-Employer Property Trust, as amended on February 28, 2007
10.2	Form of Indemnification Agreement
10.3*	Form of Employment Agreement between the Registrant and each of Robert J. Farrell, Christopher S. Desautelle, Eileen M. Garry, Gregory A. Carter and Swata J. Gandhi**
10.4	Form of Contract of Employment for employees located in the United Kingdom
10.5	Form of Non-Interference and Confidentiality Agreement for Employees
10.6	1999 Equity Incentive Plan, as amended, and Form of Stock Option Award Agreement
10.7	Amended and Restated 2004 Omnibus Stock Plan and Form of Award Agreement
10.8*	2008 Equity Incentive Plan and Form of Award Agreement

10.9*	2008 Employee Stock Purchase Plan and Form of Award Agreement
10.10	Form of Restricted Stock Unit Grant Agreement
10.11	2007 Operating Committee Compensation Plan
10.12	Form of 2008 Corporate Incentive Plan
10.13	Lease Agreement dated January 1, 2005 with Evergreen Atrium, LLC
10.14	Lease Agreement dated April 11, 2006 with Edgewood General Partnership
10.15
License to Underlet dated 1999 between Copyover Holdings Limited, DIA Group Limited and Metastorm Inc., as amended by the Underlease dated 1999 between DIA Group Limited, Sysgenics Limited and Metastorm Inc.
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission
21.1	Subsidiaries of Metastorm Inc.
23.1	Consent of Grant Thornton LLP, independent registered public accounting firm
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm
23.3	Consent of Virchow Krause and Company, LLP, independent registered public accounting firm
23.4*	Consent of Venable LLP (included in Exhibit 5.1)
24.1	Power of Attorney (contained on signature page)

*
To be filed by amendment.

QuickLinks

Prospectus Summary
Metastorm Inc.
The Offering
Risk Factors
Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated Financial Data
Pro Forma Consolidated Statement of Operations Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Executive Compensation
Transactions with Related Persons
Principal Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
Certain Material U.S. Federal Income Tax Considerations to Non-U.S. Holders
Underwriting
Legal Matters
Experts
Where You Can Find More Information
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
METASTORM INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
METASTORM INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
METASTORM INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
METASTORM INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
PROFORMA CORPORATION AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS June 30, 2006 and 2007
ASSETS
PROFORMA CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME Years Ended June 30, 2006 and 2007
PROFORMA CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Years Ended June 30, 2006 and 2007
PROFORMA CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended June 30, 2006 and 2007
PROFORMA CORPORATION AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2006 and 2007
Metastorm Inc. and Subsidiaries Unaudited Pro Forma Consolidated Statement of Operations
Metastorm Inc. and Subsidiaries Unaudited Pro Forma Consolidated Statement of Operations Year Ended December 31, 2007 (Dollars in thousands except per share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
Report of Independent Registered Public Accounting Firm
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX